1120

04024427

Follow-Up Materials

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Taylor Nelson Sofres PLC

*CURRENT ADDRESS

**FORMER NAME

PROCESSED
APR 21 2004
THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 4668

FISCAL YEAR 12-31-03

• *Complete for initial submissions only* •• *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DAT : 4/20/04

Taylor Nelson Sofres PLC

ARS
12-31-03

our platform for growth

annual report and accounts 2003

tns™

the sixth sense of business™

Powerful global network

- Offices in 70 countries
- Europe, Americas, Asia Pacific and Middle East
- Pan-regional and multi-country studies
- Internationally consistent data and analysis
- Expertise shared around network

Hi-tech solutions

- Better service to clients – faster and more accurate
- Internet data collection
- Offshore activities in Hyderabad
- Value-added analysis
- Client delivery via TNSInfo web portal

Specialist sectors

- Consumer Panels, Media Intelligence, TV and Radio Audience Measurement, Healthcare, IT, Telecoms, Automotive, Polling & Social
- In-depth industry knowledge
- Partnership with key accounts

Syndicated/continuous services

- Higher visibility and higher margins
- Determining currency of market
- Ongoing tracking services
- Syndicating costs of data collection

Market information expertise

- Expertise in market segmentation, product development and brand performance, advertising and communications evaluation, stakeholder management
- Supported by portfolio of Business Solutions
- Historical databases for benchmarking

TNS has a *unique* position in the market information industry

Our strategy:

- Exploit global network
- Focus on chosen industry sectors and invest in key account development
- Extend existing and launch new syndicated/continuous services
- Promote expertise in the core areas of market information supported by Business Solutions
- Invest in high technology solutions

- wit... intelligence... imagination... attitude...
- Looking behind the numbers, beyond the trends and between the lines
- Insights that bring clients closer to their customers

TNS is a major force in market information.

We collect, analyse and interpret information to help clients better understand the needs and wants of their customers. We provide research, advice and insight on market segmentation, advertising and communications, new product development and brand performance, and stakeholder management, supported by a range of Business Solutions. We are also one of the leading providers of social and political polling.

We use the latest technology to collect information and provide up-to-the-minute analysis of today's ever changing markets. We have specialist expertise in all the major industry sectors, enabling us to work in close partnership with our clients and provide individual solutions.

For many industries, our syndicated services provide market measurement that forms the basis upon which organisations negotiate their terms of business.

From our global network, which spans 70 countries, we provide local expertise and knowledge, together with internationally consistent information and analysis to multi-national organisations.

We supply information that is vital to business decision-making, but it is our insights that help our clients build and maintain real competitive advantage.

That is why TNS is *the sixth sense of business.*

For an overview of our unique market position lift this flap

Platform for growth

Two of the world's leading market information companies came together in 2003 to create a powerful new entity. Our geographic spread, sector expertise and business mix – with our impressive client list – is now unrivalled in the industry; and this is just the beginning.

Financial highlights 2003

Business performance	2003	2002	Change %
Turnover including joint ventures	**£805.2m**	£618.9m	30.1
Operating profit*	**£80.8m**	£59.8m	35.1
Operating margin*	**10.0%**	9.7%	
Profit before tax*	**£65.3m**	£48.8m	33.8
Adjusted earnings per share*	**10.5p**	8.6p	22.1
Total dividend per share	**3.0p**	2.6p	15.4

* including joint ventures, before goodwill charges and integration costs

Statutory results	2003	2002	Change %
Turnover excluding joint ventures	**£789.5m**	£603.2m	30.9
Operating profit before joint ventures and associates	**£45.7m**	£38.3m	19.3
Profit before tax	**£32.4m**	£28.6m	13.3
Basic earnings per share	**3.1p**	3.3p	(6.1)

Maintaining the momentum

Turnover
£million


342.0
380.9
479.3
582.7
618.9
805.2
1998 1999 2000 2001 2002 2003

The group has combined organic growth with acquisitions to become one of the largest players in the industry.

Operating profit*
£million


28.5
34.0
44.4
55.2
59.8
80.8
1998 1999 2000 2001 2002 2003

TNS has a track record of achieving profitable growth. Operating profit has more than doubled over the past five years.

Operating margin*
per cent


8.3
8.9
9.3
9.5
9.7
10.0
1998 1999 2000 2001 2002 2003

The group has delivered consistent improvement in operating margin.

* including joint ventures, before goodwill charges and integration costs

Milestones

1998

Taylor Nelson Sofres plc joins the FTSE250 on London Stock Exchange

Consumer panels established in Asia and Latin America

Launch of multimedia CAPI for use by interviewers in France and UK

1999

11 acquisitions to build global network and specialist sector expertise, include TNS Nipo, the largest market information group in the Netherlands

TV audience measurement extended in China

European presence in Media Intelligence reinforced by acquisitions in France, Spain and UK

Establishment of TNS University to provide consistent training in use of Business Solutions around world

2000

Acquisition of CMR, the largest provider of advertising expenditure measurement in US

TNS increases presence in fast growing Chinese research market by acquiring 46% of CVSC

Successful launch of *Transact*, a tracking service based on pharmaceutical wholesaler data in UK

TNS acquires Conversion Model, part of its portfolio of Business Solutions

The growth of the past six years, since the acquisition of the Sofres group in 1997, has created a major force in market information

The power of our global network

Our operations span 70 countries in Europe, the Americas, Asia Pacific and the Middle East

We are the world's largest custom research group

We are market leader in a number of countries in Europe, including the UK, France, Spain, the Netherlands, Norway, Finland, Denmark

We are the largest provider of advertising expenditure measurement and largest custom research provider, in the US

We have the strongest custom network in Asia Pacific

Earnings per share*

pence


10.5
8.6
8.0
7.0
5.9
4.4
1998 1999 2000 2001 2002 2003

TNS has maintained steady growth in earnings.

Dividend per share

pence


3.0
2.6
2.4
2.1
1.8
1.4
1998 1999 2000 2001 2002 2003

The group has delivered year on year dividend growth.

Relative share price performance


Taylor Nelson Sofres
FTSE Mid 250
1998 1999 2000 2001 2002 2003

Source: Datastream

2001

TNS receives UK Marketing magazine's award for Market Research Agency of the Year

TNS acquires MDC Group which extends network to Finland, Russia and Baltic states

Cinema trailer tracking and sports sponsorship evaluation added to Media Intelligence offering

Client launch of TNSInfo, a web portal information delivery system

2002

TNS builds presence in US consumer sector and internet capabilities with three key acquisitions

Acquisition in Sweden completes Nordic coverage, where TNS holds market leading positions in Norway, Denmark and Finland

Nordic regional telecoms index established

2003

TNS launches new brand

TNS acquires NFO, consolidating its position as one of world's largest market information groups

IBM appoints TNS as its primary corporate research provider

First commercial application of Portable People Meters in conjunction with Arbitron

Innovative system for advising clients on optimum media selection secures major Automotive contract wins

Unilever appoints TNS as its global preferred supplier of consumer panel data

The scale of our expertise

We are the world leader in consumer panels. We run panels in 28 countries and are present in a further 18 through alliances. TNS monitors the behaviour of 81,650 households, which provide information on over 80 million purchase events each year

We run media intelligence services in 20 countries and cover more than 1,600 TV stations, 11,300 press titles, 4,500 radio stations and over 3,000 web sites. This translates to 112m TV spots, 13m press ads, 3m radio spots and 100m web banners each year

Our access panel is one of the largest in the US, with 500,000 households available for mail and phone surveys and 2.65m individuals available online

Our wide range of hi-tech solutions

Since its launch in 2001, 5,000+ users on more than 1,300 client sites have taken up TNSInfo

TNS technology is used to measure TV viewing and radio listening habits in 21 countries

InfoSysTV™, the advanced TV audience analysis system, is used in 14 countries and is the system of choice for all but one of the broadcasters in the UK

In the US, Media Intelligence has expanded full-motion colour creative to all TV spots

Specialist sectors

TNS specialises in eight industry sectors that require global presence or highly developed expertise

Worldpanel

Main activities
Continuous measurement and analysis of consumer purchasing behaviour using technology matched to the sophistication of local markets, including bar code scanners, internet and till receipt scanning.

Clients
Multi-national and local fmcg brand and private label manufacturers, fresh food suppliers, retailers and market analysts.

TNS insight
What drives market share of brands and retailers, and what has caused change?

How does my advertising influence shoppers?

How effective are promotions?

What strategies should be used for brand and category management?

Media Intelligence

Main activities
Across a wide range of media, including TV, radio, print and internet, TNS continuously measures advertising expenditure, and tracks and analyses creative advertising and editorial news. TNS also tracks cinema trailers and sport sponsorship activities.

Clients
Media owners, advertising agencies, public relations advisers, broadcasters, publishers, government departments and NGOs, as well as local and international companies.

TNS insight
What are the advertising trends for our industry?

Where and when should we advertise?

How can we ensure our "share of voice" relative to our competitors?

How can we get the most effective impact from our media budget?

Are we using the most effective combination of media for our marketing strategies?

TV and Radio Audience Measurement

Main activities
Using state of the art household and individual metering technology, TNS measures television viewing and radio listening habits to provide accurate audience data on a continuous basis.

Clients
Broadcasters, advertising agencies, advertisers, platform operators and TV production companies.

TNS insight
Is the programme maintaining its volume and share of audience?

What share of commercial impacts do we have compared with our competitors?

What is the most efficient way to reach our target audience?

Have campaign objectives been achieved?

How and when do people use interactive services?

When do light viewers of TV listen to radio?

Healthcare

Main activities
TNS offers a range of custom and multi-client services throughout the product lifecycle to help define market opportunities, develop brands, guide communications, track brand performance and optimise organisational effectiveness.

Clients
Major pharmaceutical, biotech, diagnostics, device and medical supply companies, and local health services.

TNS insight
What is the impact of the changing demographics on my market potential?

What message will motivate consumers to seek medical advice and treatment?

What are the trends in drug treatment practices?

Which physicians should my sales force target?

Telecoms

Main activities
TNS Telecoms offers a total approach, which ranges from fieldwork to business solutions and advisory services. It includes syndicated market reports as well as custom research.

Clients
Telecoms service providers, mobile phone equipment manufacturers, content providers and government regulators.

TNS insight
What is the relative value of our relationship with business and residential customers?

What content is the youth market looking for?

Is 3G going to be taken up, and if so, by whom?

What drives our customers to switch providers?

How can we use our brand to protect our best customers from competitors?

Information Technology

Main activities
TNS' IT research specialists provide clients with marketing and research information to help decision making at every stage of the product lifecycle.

Clients
Many of the world's leading multi-national software, hardware, office equipment and chip manufacturers, as well as internet marketers.

TNS insight
Does my website maximise opportunities with clients and prospects?

Is my advertising meeting its strategic objectives?

What marketing strategies should we use to deal with increasing product commoditisation?

What is the impact on our business of shortened product lifecycles?

How commited are our customers and why?

How should this product be configured to maximise market share?

Polling & Social

Main activities
TNS conducts surveys to understand how society is thinking or reacting to major issues on a national and international scale. In the political arena TNS tracks public opinion on campaigns, legislative and policy issues.

Clients
Government bodies, political parties, editorial media, NGOs and foundations, major international institutions, universities and scientific institutions.

TNS insight
What are the major values on which society's behaviour is depending?

What are the major trends?

How does the population view its elected leaders?

What is the election result expected to be?

Automotive

Main activities
Automotive research specialists provide market measurement, analysis and insights for automotive industry clients. TNS offers a complete range of services including brand and advertising tracking, car clinics, dealer satisfaction research and vehicle quality studies.

Clients
Major automotive and tyre manufacturers, leading component suppliers, as well as oil, leasing and retailing companies.

TNS insight
How do I maximise business opportunities in fast growing automotive markets, such as China?

What will be the needs and behaviours of car buyers in the future?

Is my advertising effective?

How do I maintain competitive advantage?

Expertise

Knowing the issues as well as the answers. TNS has expertise in all the core areas of market information

Our Business Solutions are sophisticated techniques for solving marketing problems across any industry sector or country. They help our clients to build stronger brands

Market segmentation
brand portfolio management
brand positioning studies
market structure
competitor analysis

Product development and brand performance
concept testing
product testing
forecasting
brand tracking

Advertising and communications evaluation
advertising pre-testing
advertising tracking

Stakeholder management
customer retention
employee commitment

AdEval™
An advertising pre-testing system, which evaluates an advertisement's performance using unique and powerful diagnostics, to show how advertising can be optimised.

Client issue If I haven't seen an immediate result, will my advertising improve over time?

TNS insight If an advertisement doesn't show results quickly it is unlikely ever to work. A media plan will naturally contribute to an ad's success, however if the creative is flawed, you cannot compensate by extra media spend. A so-called 'slow burn' usually turns into a 'no burn'. AdEval offers guidance on how to rectify an ad that could otherwise fail.

MarketWhys™
The brand and advertising tracking system that goes beyond basic awareness measures to understand the real impact of marketing activities.

Client issue What should I be measuring in my advertising tracking?

TNS insight Advertising awareness alone is no guarantee of a positive impact on the brand. TNS goes beyond simple awareness measures to get to the real advertising effect, by understanding the impact of both media and creative on the brand. It helps you understand how your advertising is working to retain existing and acquire new customers.

Miriad™
The advanced data integration, analysis and delivery tool for all types of research studies.

Client issue How do I make sense of the many diverse sources of marketing information available?

TNS insight You need an intelligent data integration analysis and delivery system to assist in decision-making at both the strategic and tactical levels. Miriad is custom built to your specifications and available via desktop or web. It is used across nearly 500 tracking studies and in more than 40 countries.

NeedScope™ System
A system for measuring consumer needs and motivations, which uses a proven psychological framework to uncover the fundamental elements linking successful brands and their consumers.

Client issue How can I tap into consumer needs to uncover marketing opportunities?

TNS insight NeedScope identifies profitable consumer need segments so that clients can manage global brand portfolios, prevent other brands cannibalising an existing range and identify new brand opportunities.

Optima™
A brand portfolio management tool that offers an understanding of market structure, based on how and why consumers choose the brands they do.

Client issue What do I do if my brand needs to operate and be positioned at both a local and global level?

TNS insight By analysing the key drivers contributing to the brand share, Optima can achieve both global and local positioning. It identifies the key choices driving the market and the strengths of the brand. It then recommends what messages can be applied at both levels.

The Conversion Model™
A psychological measure of human behaviour that analyses customer commitment. It identifies which customers are committed to the brand or service, which are likely to defect and what the future direction for the brand will be.

Client issue How strong is my brand relative to its competitors?

TNS insight We enable you to improve market share by identifying how to strengthen your brand. Some marketers complain that they operate in commodity markets and that their brands don't count. We have found that in every market, there will always be people who become attached to brands. Brand commitment is something every brand can achieve.

TRI*M™
An integrated stakeholder management system.

Client issue How do customers perceive my products and services? Which of my branches/departments are the best performing ones in terms of customer retention or employee commitment?

TNS insight Measuring, managing and monitoring your stakeholder relationships - levels and drivers of customer retention, as well as strengths and weaknesses, compared with your competitors.

Want to know more?
More information about our business, including contact details, can be found by visiting our website
www.tns-global.com



Pedro Ros, Head of Southern Europe, Latin America, Middle East & Africa (left) with Jamie Hall, Head of Asia Pacific

How did the merger with NFO transform TNS?

Recent market developments favour the major players and TNS is now uniquely positioned as an industry leader

Since the acquisition of the Sofres group in 1997, TNS has delivered ongoing profitable growth through the successful implementation of its strategy. This strategy was devised to respond to the drivers that have led the development of the market information industry and it continues to be relevant in today's business environment. The group has taken a number of important steps to maintain the momentum. In 2003, we took the most decisive step yet, by combining our custom business with that of one of our most respected competitors. This has created what we believe to be an unrivalled force in our industry. We combine the world's largest custom research business with major syndicated businesses: Worldpanel, TV and Radio Audience Measurement and Media Intelligence.

Network reinforced

Following the integration, our global network, which spans 70 countries, is stronger than ever. As well as extending to a number of new countries, we have significantly reinforced our presence in others.

TNS is expanding its data-collection and processing units in India, where it is probably the largest custom business

This applies, in particular, to the US and Germany, two of the world's largest markets, where the group was previously under-represented.

We have also added depth to our sector coverage. This gives us greatly improved access to the world's largest spenders on market information. These key account clients seek partners who can provide solutions to their main marketing issues. The new TNS team has the range of skills and industry knowledge to do this. They are supported by a portfolio of Business Solutions that has been considerably strengthened by the merger.

Panel capabilities extended

We have brought into the group one of the largest access panel operations in the US. This not only transforms our custom business in North America, it also brings to us another skill set that we can leverage around the group. We believe that the collection of information using panels is the way forward for our industry and TNS is now an expert and innovator in running consumer, purchase, TV and access panels.

Finally, we have the scale that allows us to exploit web-based data collection, processing and delivery in the most effective way to meet future client needs.

This review section explores these themes in more detail.

Why has TNS extended its network into Asia, Latin America and Eastern Europe?

Many of our major clients are looking to the world's developing markets to fuel their future growth

In building our network, our aim has been to have a presence wherever our clients need our services. We win additional business by servicing local clients in those areas too. The fast-growing Asia Pacific market is an excellent example. Worldpanel now provides regional data through consumer panels in eight countries. This includes China, where we are also the leader in TV audience measurement and media intelligence.

Expertise extended into developing markets

The integration brought together two of Asia Pacific's main custom networks, which now operate as one entity under the TNS brand. This business can build on the contacts, skills and products available in the group. A development of great benefit in Asia Pacific is the group's increased emphasis on working with global key account clients. Most major multinationals have regional headquarters in Asia and TNS ensures that it locates the right people close by. The important buying decisions, however, are often made elsewhere. By strengthening its presence in the US and Europe and, especially, in consumer, TNS now has more opportunity to influence those buying decisions. Our operations in Asia Pacific are already seeing the benefit.

Best practice in key accounts

For some time, key account management has been a growing focus for TNS, particularly in the global sectors such as Worldpanel and Healthcare. Now the group is putting additional resource into this important area of its custom business. We believe that we can achieve faster growth with these clients than for the group as a whole and our experience with clients such as Master Foods and McDonald's proves this is possible.

The key account focus has been strengthened following the integration, both in terms of client size and account management expertise. Procter & Gamble, one of the world's major multinationals, is benefiting from global supplier partners, who can deliver business solutions and insight. This company is now a major account for TNS and one that the group will service through specialised regional teams, headed up by a dedicated account director.

Partnerships created

As clients market their brands on an international basis, they require marketing information that is comparable across regions. Historically, they may have been working with hundreds of suppliers. Now, however, they seek global partners, such as TNS, to provide them not only with consistency of data but also a real insight into how to address their key marketing issues: market segmentation, product development and brand performance, advertising and communications evaluation, stakeholder management. Following the integration, TNS has advanced expertise in all these areas, supported by probably the best range of Business Solutions in the industry.

Left to right,
Mercy Abad,
Trevor Richards and
Helen Passingham-Hughes
– managers in the Asia Pacific region

TNS Business Solutions, a strong growth driver in emerging markets, span the lifecycle of a product — from early idea/market testing to brand positioning and market tracking





New to the group is the prestigious Conference Board survey of consumer confidence in the US, which NFO has conducted for 38 years

How do clients benefit from the TNS sector structure?

To provide clients with the added-value services they seek, we must have detailed knowledge and understanding of their industry

To achieve that depth of expertise, we organise our business into eight specialist sectors. Within our custom business, these are IT, Telecoms, Healthcare, Automotive and, most recently, Polling & Social.

Polling & Social sector created

We believe that TNS is the world's largest polling organisation. Until recently it has operated mostly at local level but now major issues, such as globalisation, environment and corporate ethics, transcend national barriers. We have, therefore, put in place a structure that will allow the group increasingly to win the associated, high profile contracts. Projects such as our annual Government Online Study that spans 31 countries in North America, Europe and Asia Pacific; or the study we have conducted for the past four years, in 11 countries in Central and Eastern Europe, into attitudes towards the EU.

Members of polling sector team, left to right, Marita Carballo (Global Sector Head), Carine Marcé, Richard Hilmer, Kirsty Henthorne, Luc Schulpen

A recent win is a Europe-wide study on *working time and work-life balance.* Already working with TNS Infratest in Germany, the client was very impressed by the enlarged group's European network, in terms both of coverage and experience.

Merger benefits realised

[illegible]ber sector to have seen early benefits from [illegible] Telecoms. Over the past few years, TNS has [illegible] significant level of [illegible]wing user of market information despite its difficult operating environment. The merger greatly strengthened the group's position in Sweden and this enabled the integrated team to win a Nordic brand tracking contract from Telia Sonera, one of the region's major Telecoms companies. In Hong Kong, the TNS business to business Telecoms expertise was combined with TRI*M, the powerful customer satisfaction Business Solution from NFO, to win a global contract from REACH, Asia's largest international carrier of combined voice and data services.

Managing change

Teams working together effectively, people's expertise and motivation – these have always been fundamental to TNS' success. The group has recently been through a period of significant change and strong leadership is vital to ensure that our people remain committed.

In response to this challenge, we have developed *Leading Change;* a programme designed to support and develop senior management in their awareness of change leadership needs and priorities for the new TNS. Piloted by board members and top management, this programme will be rolled out to over 200 senior managers in the group.

This is just one example of the company's innovative and flexible approach to training, which supports the creation of a common set of values and behaviour across the enlarged group.

Why does TNS invest in new technologies?

Our industry is changing. Technology, people's behaviour and legislation are all affecting the way we collect and deliver data and analysis



Online access panels give faster response rates, better accessibility to specialised sections of the population and are more effective in handling complex or sensitive subjects

The use of access panels – a pool of pre-recruited respondents – was pioneered in the US and is now growing around the world. Panels give speedy and cost-efficient access to targeted segments of the population, response rates are better and respondents can be re-contacted for follow up studies.

Benefiting from the US access panel

With the integration, TNS has brought into the group probably the highest quality access panel in the US – 500,000 households and almost 3 million people online provide over 18.5 million interviews each year. The panel is constantly refreshed and extended to represent changing demographics. Currently nine out of the top ten US clients are in the consumer sector but, as more TNS business migrates to the panel, we intend to widen this client base.

Creating a technology company

Over the past few years, internet data collection has moved to the fore in the US and the TNS NFO panel has been a leader in this change.

In 1999, 10 per cent of its turnover came from online work – by 2003 that figure had risen to almost 70 per cent. Clients value the speed with which information can be collected – if they call at noon and want data the next day, the interactive panel can deliver. It is cheaper for the client but delivers higher margins for TNS.

Traditionally access panels have been mainly used in the US but this is changing, as evidenced by developments at TNS. In the Netherlands, TNS Nipo has transformed itself into an online access panel company, with improved margins, and is winning business from competitors who use more traditional data collection methods. In Asia Pacific, the group has built a rapidly growing online panel in Australia and New Zealand and plans to roll out the model across the region. As access panels become the preferred method of data collection, TNS has the skills, resources and geographic reach to lead the way.

Efficient data delivery

Using the internet for data delivery is another success story for TNS. Our web portal delivery system, TNSInfo, supplies information, alerts and analysis to over 5,000 registered users in 61 countries. TNSInfo is now available to a wider client base and has been an important component in a number of client wins. An average of 390 people visit TNSInfo daily. If they chose to call us instead and spent just five minutes talking to their account executive, TNS people would need an additional 8,500 hours each year to service them.

Members of TNS NFO access panel team, left to right, Steve Segur, Efrain Ribeiro, Erin Newton, Ryan Peterson, Stephanie Burger, Deb Santus, Don Collier, Jon Harding (President, TNS NFO), Cassie Punches, Todd Collier





TNS Worldpanel in France is extending its consumer panel from 8,000 to 12,000 households, giving clients increased insight into consumer purchasing habits

Will TNS maintain its focus on continuous, syndicated services?

TNS has a strong heritage in the provision of these services with Worldpanel, TV and Radio Audience Measurement and Media Intelligence

The development of these sectors, where TNS is a world leader, is an important ongoing element in the group's strategy for profitable growth.

Taking panels round the world

The ability to provide global panel data and analysis is becoming increasingly important to our clients and, with panels in 28 countries across Europe, Asia and Latin America, TNS Worldpanel is well positioned to meet this demand.

The group has consistently extended this steadily growing market by introducing new panels and new forms of analysis, as clients seek consumer insights and solutions. Here again, the group benefits from its global presence, as a project successfully piloted in one market can be taken across the network. It positions us to meet clients' needs for global partnerships and Unilever has named TNS as its preferred global consumer panel supplier. Worldpanel uses its experience in key account management to develop new opportunities – such as winning the UK contract to market data from the Sainsbury loyalty card.

Responding to industry change

The TV and radio industries have undergone huge change over the past few years, with proliferation of channels and new technologies. What has not changed is the need for audience measurement to be conducted openly and independently, to the highest quality standards. TNS continues to invest in new products and services that support these requirements, while responding to industry changes. We have recently formalised our agreement with Arbitron, which gives us exclusive use of their audio encoded technology and the Portable People Meter for TV and radio audience measurement in 28 countries in Europe and Asia. In TV too, the group is winning new contracts that extend the market.

Growing Media Intelligence

Our Media Intelligence sector is responding to similar challenges. It has increased the range of media covered and, in the US, we are extending our ability to cover the growing Hispanic market. This initiative is one of a series of investments aimed at reinforcing the group's leadership position in the US. Other developments include a move to full motion colour capture for all TV spots and a greater use of web delivery. The group has also extended its services in the US to provide political analysis. As brand life cycles shorten and clients demand more insight, we continually invest in developing high-quality analytical products. At the same time, the group is developing its global services, such as TNS Sport and cinema tracking.

TNS Worldpanel France, left to right from back row, Maud Leonard, Marc Thibault, Cécile Furelaud, Aude Ranchon, Adeline Braud, Georges Haffar, Florent Antoine, Frédéric Lanfray, Judith Passingham (Managing Director – Worldpanel), Pascal Avignon, Frédéric Noir, Charlotte de La Rivière, Sylvie Gueras, Laetitia Follin, Mélanie Lanez, Slim Classe

What developments are shaping the market?

Mike Kirkham gives his view of the drivers for growth and the future direction of the industry

Over the past 15 years we have seen an impressive record of growth in the market information industry. It is estimated that this year, 2004, the worldwide value of turnover will be around $17.5 billion. Back in 1990 the equivalent figure was about $6 billion. Even in the more troubled economic times of 2001–2003 the market continued to grow, unlike advertising and other forms of marketing services. This growth has resulted from major structural shifts, which are now well documented – the globalisation of the world economy, the impact of deregulation and so on.

As we examine likely future developments in the market, they suggest that we will see further growth. These developments are occurring on both the demand and supply sides of the industry.

First, we will continue to see a natural increase in demand in the rapidly growing economies of emerging markets – in large countries such as China, Russia and India. If we look at the developed markets of Western Europe and North America, we find that the main early users of market research were in the consumer packaged goods and media industries. The same has been true in the emerging markets but we can already see that demand is rising quickly in other industries – in automotive, telecoms, IT and healthcare.

This reflects the pattern of consumer behaviour. In 2003, Volkswagen reported that they sold more cars in China than in Germany. By the end of 2003, there were estimated to be over 250 million mobile phone subscribers in China.

As the use of research in these sectors becomes more mature, we are also seeing a shift towards the use of syndicated and continuous research – just as we have seen in Western Europe and North America.

At the same time research is moving away from being a purely descriptive service; describing what happened in the past – yesterday, last week, last year. Now it is increasingly being used to predict what is going to happen – how consumers will respond to the launch of a new product, to the impact of a new advertising campaign, to a particular form of promotion.

This changing demand places two particular requirements on market information companies:

- to understand in depth the nature of the client's market;
- to develop and maintain sophisticated analysis and modelling techniques.

The market is now being driven by these features. Companies are specialising in knowledge and understanding of specific industries, such as pharmaceuticals and telecoms. Alongside, they are developing proprietary techniques with expertise in specialist areas such as advertising evaluation, market segmentation or customer satisfaction.

This, in turn, is helping to drive the market, through the development of closer relationships with major clients. These customers are now outsourcing much of the analysis and interpretation of information that was previously done in-house.

On the supply side we are experiencing dramatic changes. In common with other businesses, the market information industry is now outsourcing a number of functions to India; these include data processing, information technology and software development. This is driven by considerations of both price and quality.

With changes to legislation and people becoming less willing to respond to unsolicited telephone calls, we believe that panels will become an increasingly widely used form of data collection. Linked to this is the effect of the internet. Last year, 2003, saw a 50 per cent increase in interactive work conducted by our access panel business in the US. The impact of this development is profound – it is quicker, it is cheaper and there are no geographical barriers. This is stimulating new types of demand – for very quick, tactical research, for work that previously may have been uneconomic, for large multi-country studies. As yet the effect outside the US has been limited. But as the use of the internet develops in Europe and elsewhere, we expect to see it driving demand in similar ways.

In the past two years our industry has shown its resilience; with a general improvement in the global economy the future prospects are encouraging.



Chairman's statement

2003 was a landmark year in the development of TNS, when we significantly strengthened the group's competitive positioning by combining our custom operations with those of NFO, the business we acquired in July.



While we have been working hard to achieve the considerable cost synergies presented by this merger, this move was made primarily for the growth opportunities it would bring to the group. As you will read elsewhere in this report, we are already starting to realise these opportunities.

2003 results

The results of NFO Worldgroup, Inc. (NFO) were consolidated from 10 July 2003, the date the acquisition was completed.

Turnover

During 2003, the enlarged group's reported turnover including joint ventures increased by 30.1 per cent to £805.2 million (2002 £618.9 million). Acquisitions contributed growth of 26.6 per cent, substantially all of which came from NFO (£162 million). Turnover excluding joint ventures was £789.5 million (2002 £603.2 million).

With a strengthened performance in the second half, underlying growth in the original TNS business for the full year, excluding the effect of currency translation, acquisitions and discontinued operations, was 1.7 per cent. Currency had a positive impact of 1.8 per cent, which was partially offset by the negative impact of 1.0 per cent from discontinued operations.

Operating profit and margin

For the enlarged group, operating profit including joint ventures and operating synergies, before goodwill charges and integration costs, grew by 35.1 per cent to £80.8 million (2002 £59.8 million). Operating margin was 10.0 per cent compared with 9.7 per cent in 2002.

In 2003, operating synergies arising from the integration of NFO were approximately £2 million. Integration costs charged in 2003 to achieve these and additional ongoing synergies were £9.0 million. Goodwill charges of £23.9 million (2002 £20.2 million) comprise amortisation of £17.4 million (2002 £13.9 million) and impairments of £6.5 million (2002 £6.3 million).

Group operating profit before joint ventures, after goodwill charges and integration costs increased by 19.3 per cent to £45.7 million (2002 £38.3 million).

Profit before tax

Profit before tax including operating synergies, before goodwill charges and integration costs grew by 33.8 percent to £65.3 million (2002 £48.8 million). Profit before tax increased by 13.3 per cent to £32.4 million (2002 £28.6 million).

Earnings and dividend per share

Based on a weighted average of 413.1 million shares, adjusted earnings per share before goodwill charges and integration costs were 10.5p, an increase of 22.1 per cent (2002 8.6p). Basic earnings per share decreased by 6.1 per cent to 3.1p (2002 3.3p). The board is recommending a final dividend of 2.05p (2002 1.7p), giving a 15.4 per cent increase in total dividend for the year of 3.0p (2002 2.6p).

Earnings per share*

pence


4.4
5.9
7.0
8.0
8.6
10.5
1998 1999 2000 2001 2002 2003

* including joint ventures, before goodwill charges and integration costs

Dividend per share

pence


1.4
1.8
2.1
2.4
2.6
3.0
1998 1999 2000 2001 2002 2003

TNS is a fast-growing, dynamic company, which remains a people business

Strengthening the board

As part of the integration of NFO into the TNS group we restructured our senior management, to ensure that we bring an appropriate level of management focus to our expanded activities. At board level, we created the new position of Chief Operating Officer. David Lowden, who has made a significant contribution to the successful development of the group since he joined us as Finance Director in 1999, took on that role in October 2003. He has direct responsibility for the group's regional operations and the regional heads in our new structure report to him. Our global sectors and central support functions report directly to Chief Executive Mike Kirkham, who will now devote more time to the strategic development of the enlarged group.

In July 2003, following completion of the acquisition, Bill Lipner, Chairman and CEO of NFO, joined the board as Vice Chairman. He has played a valuable role in helping to merge the two operations, particularly in the US.

In November 2003, Sharon Studer was appointed to the board as a non-executive director. Following the extension of our activities in the US, her experience in US industry and public affairs is particularly relevant, as is her specialisation in the use of technology, which is an important factor in the market information industry.

The board was further strengthened in January of this year, when Andy Boland joined TNS as Finance Director. He brings to the group extensive and highly relevant experience in the financial and treasury management of international media companies.

The contribution of our people

TNS is a fast-growing, dynamic company, which remains a people business. Thanks to their skill and dedication, we have achieved much over the past few years in an environment that offers many rewards and challenges. A lot of people worked very hard to enable us to integrate TNS and NFO successfully and, at the same time, maintain the momentum of our business. The board is extremely appreciative of the efforts of everyone within the group.

Our task now is to ensure that our people are given every chance to build from the platform for growth that 2003 has given us and to benefit from the very real opportunities that are offered by being part of one of the world's leading market information companies.

Tony Cowling Chairman

Chief Executive's statement

During 2003, TNS took a major step forward in achieving its strategic goals, with the acquisition of NFO, one of the world's leading market information companies.



Progress of integration

The merger of NFO with the TNS business is progressing well and to plan. With the integration in Asia and the US largely completed in 2003, we are now bringing together the two businesses in Europe, under the TNS brand. The integration is due to be completed in 2004 and our focus is increasingly on realising the revenue opportunities presented by the merger.

Cost synergies

As indicated in the group's pre-close trading update issued in January, operating cost synergies of approximately £2 million were achieved in 2003. We continue to believe that operating cost synergies in 2004 should amount to at least £15 million, rising to £20 million in 2005 on an annualised basis. Integration costs incurred in 2003 amounted to £9.0 million and we anticipate incurring further costs of approximately £5 million in the current year. The operating cost synergies are being achieved in a number of areas, as discussed below.

Data collection As part of our integration planning, we reviewed the data collection capacity of the enlarged group and identified a number of opportunities. In several countries in Europe, North America and Asia we have either closed call centres or are in the process of closing them. In some cases, the work has been moved to more cost-efficient facilities. We have also taken advantage of the increased levels of consumer research performed by the enlarged group to make more effective use of our call centre assets.

The reduction in call centres is also a reflection of the general industry trend towards increased levels of interactive data collection. Industry experts believe that US online spending in 2003 increased by 24 per cent over the previous year, with Europe up 15 per cent from a lower base. We expect this trend to continue. In 2003, almost 70 per cent of our US access panel's turnover came from online data collection, up from 44 per cent in 2002 and just 10 per cent in 1999. Within the enlarged group we are successfully migrating previously outsourced online projects on to our own access panel.

Online research allows us to provide data and analysis more quickly and cost-effectively. While this may impact individual contract values, it is leading to an increase in the number of projects being commissioned by clients and typically delivers higher margins than conventional customised projects.

Data processing We are moving rapidly in the development of our data processing and IT support facility in Hyderabad and will have more than doubled capacity by the middle of this year. Initially, this unit will handle work primarily for our businesses in the UK and US. We believe that there is considerable potential to migrate additional work to this facility from elsewhere in the group. While we will make significant cost savings, we are also of the view that we can achieve higher quality standards by pooling these activities.

Combining offices and reducing corporate costs As we have brought entities together in Asia and North America, we have released office space. This process will continue in Europe during 2004. The timing of these synergies varies case by case, depending on the length of leases and other related issues. As part of the integration, we are combining back office functions, such as finance, human resources and IT. In North America, we are moving to a shared services system and we are reviewing

similar opportunities for Northern and Southern Europe. The activities previously undertaken by the NFO corporate offices in the US and Europe have been absorbed into our existing corporate structure. We anticipate that the workforce for the combined group will have declined by around 4 per cent at the end of 2004. In Europe, changes are being made in consultation with Works Councils.

Revenue synergies

While the group has worked hard to achieve significant cost synergies, the main reason for bringing NFO into the TNS group was to create a platform from which we can grow. We believe the enlarged group has the geographic scale, together with the range and depth of expertise, to take full advantage of the current developments in the market information industry. These include the growing need for consistent information on a global scale and the move by our clients to rationalise supplier relationships. Furthermore, the group is of a size that it can invest in the appropriate technological and operational initiatives, such as extending the use of internet panels for data collection.

The integration has significantly strengthened the expertise and skills available within the group. Having brought together the best elements of the two companies' Business Solutions, we now have what we believe to be the strongest portfolio in our industry. This provides support to our extensive expertise in the key marketing issues: market segmentation, product development and brand performance, advertising and communications evaluation, and stakeholder management. The combination of this stronger portfolio with TNS sector expertise, as well as our increased geographic coverage, has already resulted in a number of good contract wins.

The integration has significantly strengthened the expertise and skills available within the group

Clients are increasingly looking to partner with a small number of suppliers to meet their market information needs. In recognition of this trend, TNS is putting added resource into its key account development, with these clients expected to show higher revenue growth.

Outlook for the enlarged group

The US market is showing signs of recovery, there are expectations of a modest upturn in Europe and the positive environment in Asia Pacific is ongoing. The worldwide market for market information is therefore expected to continue its gradual improvement during 2004 and industry commentators anticipate it will grow by around 3-4 per cent.

We estimate that revenue for the enlarged group in 2003, on a pro forma basis, including a full year of NFO under TNS accounting policies, would have been £954 million. With respect to our performance in 2004, TNS expects to see continued growth coming out of the US and Asia Pacific and gradual improvement in Europe. The group overall is expected to achieve growth broadly in line with the market. The group's confidence in an improved performance in 2004 is supported by the order book, which is ahead of the same time in 2003, as well as by the pick-up in activity seen towards the end of 2003.

Further improvement in margin performance is anticipated in 2004, as we benefit from operating synergies relating to the integration of NFO and continue to improve margins across our services. We remain committed to investing in the future of our business, particularly in the development of our access panel operations. Bringing these factors together, the group expects to show an improvement in operating margin, before integration costs and goodwill, of between 50 – 100 basis points in 2004.

Looking beyond 2004, as we experience the full benefits of both cost and revenue synergies, as well as the developments in which we are investing, we believe that TNS will achieve turnover growth ahead of the market.

Mike Kirkham

Mike Kirkham Chief Executive

Finance Director's review



OPERATING REVIEW

Commentary is given on results before goodwill charges, as this is the primary basis on which the business is managed. Commentary is also given on statutory numbers.

Acquisition of NFO

On 10 July 2003, TNS completed the acquisition of NFO from The Interpublic Group of Companies, Inc. (IPG) for an initial consideration of $425 million, which comprised $400 million cash and $25 million satisfied by the issue of 11.7 million shares. A further $10 million is payable in cash to IPG on the first anniversary of the date of completion, if TNS' share price is above 146 pence at that time. On 13 May 2003, the group signed new banking facilities of £490 million in anticipation of the acquisition of NFO, and on 14 May completed a £51 million share placing. The results of NFO were consolidated from 10 July 2003.

Given the extent of integration that had occurred by the end of 2003, it has become increasingly difficult to isolate the results for the original TNS and NFO businesses, particularly with respect to costs. Consequently, it is not possible to give operating profit numbers for the original businesses. While separate commentary on turnover for each of the TNS and NFO businesses has been provided, this is based on management information and represents management's best estimates of the breakdown of revenue between the businesses.

Turnover

Regional commentary for original TNS business

UK

The UK delivered underlying revenue growth of 1.3 per cent for the full year, as the group continued to consolidate its position as the leading provider of consumer panel data in the UK, increasing business with existing clients and successfully launching new products. Consumer customised and Telecoms activities also performed well, benefiting from the group's focus on major accounts.

Overall performance in the UK, however, was held back by pressure on international healthcare activities, caused by a significant reduction in new product launches, and on Media Intelligence activities. The generally weak business environment impacted Business Services. During the year the group discontinued its direct sales marketing and promotions related activities in the UK.

Regional turnover performance

	Year to 31 December		Change	
	2003 £m	2002 £m	Reported %	Underlying %
UK	**121.5**	125.4	(3.1)	1.3
France	**121.5**	109.3	11.2	1.9
Rest of Europe	**196.3**	178.9	9.7	(1.0)
Total Europe	**439.3**	413.6	6.2	0.4
Americas	**146.6**	150.4	(2.5)	3.0
Asia Pacific	**57.0**	54.9	3.8	8.4
Original TNS total	**642.9**	618.9	3.9	1.7
NFO contribution from 10 July	**162.3**	–		
Group total	**805.2**	618.9		

Sector turnover performance

	Year to 31 December		Change	
	2003 £m	2002 £m	Reported %	Underlying %
Consumer	**209.2**	187.8	11.4	6.7
Media	**162.9**	160.9	1.2	0.6
Business Services	**84.7**	92.1	(8.0)	(7.1)
IT/Telecoms	**74.2**	69.8	6.3	7.2
Healthcare	**47.1**	47.3	(0.4)	(1.0)
Other activities	**64.8**	61.0	6.2	(2.1)
Original TNS total	**642.9**	618.9	3.9	1.7
NFO contribution from 10 July	**162.3**	–		
Group total	**805.2**	618.9		

Note: While separate commentary on turnover for each of the TNS and NFO businesses has been provided, this is based on management information and represents management's best estimates of the breakdown of turnover between the businesses.

France

With a stronger performance in the second half, France achieved underlying growth of 1.9 per cent for the full year. Benefiting from new client wins, Consumer Panels continued to grow and the group is expanding the size of its household panel during 2004, from 8,000 to 12,000 households.

Underlying growth in Healthcare resulted from a large biennial study and in IT from a focus on key clients. Media Intelligence remained under pressure in difficult markets and, without election activity on the scale seen in 2002, Polling showed an underlying decline year on year.

Rest of Europe

Turnover in the Rest of Europe declined on an underlying basis by 1.0 per cent, although good growth was achieved in Spain and Russia. Weak economic conditions continued to impact custom activities in Northern Europe and Germany.

Americas

The Americas region as a whole grew by 3.0 per cent on an underlying basis. The group's custom business in the US achieved underlying growth of around 5 per cent, again outperforming the market, which is thought to have remained flat in 2003.

Consumer customised and IT/Telecoms were the strongest areas, both delivering double-digit growth. Increased activity in these sectors was driven by the strong combination of the group's key account focus and leading range of Business Solutions, which are an important differentiating factor in winning major contracts.

Cinema trailer tracking activities performed well during the year, with good growth in the core business as well as from new services. However, soft advertising markets in the US during the year adversely affected other Media Intelligence activities.

Asia Pacific

Although the integration process impacted performance in Asia Pacific to some degree during the second half, the region ended the year strongly and delivered underlying growth of 8.4 per cent for the full year, benefiting in particular from the group's strong position in China.

Sector commentary for original TNS business

Consumer

Consumer turnover rose by 6.7 per cent on an underlying basis, as demand for insights into consumer behaviour continues to increase. Panels delivered good growth in the UK and France, benefiting from an expanded range of products, new client wins and increased volumes with key accounts. Superpanel won contracts with two new clients in food retailing, further strengthening its position in the UK market. The group's pan-regional sales approach and focus on key clients drove strong growth in Asia Pacific. Panel activities in Latin America were strengthened by the acquisition of Data Advanced Research in August, which added six countries to the regional panel. The scope of TNS' panel coverage and the ability to provide clients with information and analysis on an internationally consistent basis, resulted in Unilever appointing the group as its preferred supplier of consumer panel data globally.

Underlying growth in consumer customised activities was also strong during 2003, particularly in the US. Performance improved in Europe, especially in the UK following three large new contract wins with major international clients and in Spain, driven by increased activity with key accounts.

Media

Media Intelligence activities showed slight underlying growth for the year. Softness in advertising spend put pressure on advertising expenditure measurement and editorial monitoring activities were impacted by the media's focus on dominant news stories. However, the sector started to show improvement towards the end of 2003 and is expected to gain momentum during 2004, particularly in the second half, in response to activity around the US Presidential Election and the Olympic Games.

The group has invested in a number of new services in the US, which should drive growth as advertising markets start to recover. Investment has primarily focused on enhancement of data collection and delivery capabilities, as well as diversification into new areas; for example, services for the Hispanic market, an area where there is fast-growing interest from advertisers.

The TV and Radio Audience Measurement sector achieved a number of successes during the year, with contract extensions in Norway, Denmark and Israel. The group extended TV measurement to new cities in China and during 2004 plans further expansion of the national panel. The first commercial application of Portable People Meter technology was launched in Belgium under licence from Arbitron. TNS has exclusive use of this technology for TV and radio measurement in 28 countries. Sales of InfoSysTV™, the value added audience analysis system for TV and radio, continued to grow during the year, boosted by a contract with the BBC.

Business Services

Business Services were under pressure during the year impacted by difficult market conditions, particularly in Northern Europe and in the US. France, however, delivered a solid underlying improvement, benefiting from large transport and energy contracts. For the full year the sector showed an underlying decline of 7.1 per cent.

IT/Telecoms

IT/Telecoms achieved underlying growth of 7.2 per cent in 2003.

Key account management, expertise in online research, the strength of the group's global network and Business Solutions all helped to deliver good growth in IT during the year, particularly in the US. TNS' ability to provide insights about branding and customer satisfaction is also helping to win new business, as branding is becoming increasingly important for IT clients. The group is making good progress in other regions, in particular Asia Pacific.

Telecoms enjoyed a year of strong growth in 2003. The group's focus on building relationships with larger accounts helped to drive increased volumes in the US, UK and the Netherlands. TNS was also successful in securing a number of major new clients during the year. Growth in Asia Pacific was boosted by the launch of new syndicated services: a 3G monitor and the Asia Pacific Telecoms index.

Healthcare

After a weak start to the year, the Healthcare sector performed more strongly in the second half, showing an underlying decline of 1.0 per cent for the full year. The main factor impacting performance was the slowdown in international new product development work, caused by a reduction in drug approvals by the FDA. However, the group made good progress in developing its services in local markets. In the UK, the domestic business continued to grow as a result of the focus on syndicated tracking services, such as *Transact*, which won a number of new clients. Sales of healthcare monitors in Spain also increased steadily. Healthcare activities in the US domestic market delivered a solid second half performance.

Other activities

Boosted by the renewal of a major customer satisfaction tracking study in France and a new client win in Germany in the second half, Automotive achieved a modest underlying improvement for the full year. In February 2004, the Automotive sector was strengthened by the acquisition of a majority interest in the leading provider of automotive research in Spain, Area Investigación SA.

Despite a strong performance in Asia Pacific, the Polling sector showed a small underlying decline year on year, against the strong 2002 comparative, which reflected significant election related activity in a number of countries.

Commentary on NFO

Many of the market related factors that impacted the custom activities of the original TNS business during the year, discussed in the regional and sector commentary above, similarly affected NFO's business during 2003.

NFO's post-acquisition contribution to revenue was £162 million on a completion accounting basis, in line with TNS accounting policies.

The US access panel business achieved good growth during the year, driven by its focus on key client relationships, as well as further expansion of online research. In difficult market conditions, the US healthcare business was under pressure, having been significantly weakened in the first half, during the prolonged disposal process, by the loss of a number of key sales personnel who were not replaced. The business has been integrated with TNS' healthcare activities, which are being restructured under the leadership of a new global head of Healthcare.

NFO's performance in Europe was flat, impacted by weakness in certain markets. The integration process affected Asia Pacific but, with the integration almost complete by the end of the year, the enlarged group began to realise the value creating opportunities of the merger.

Sector outlook for enlarged group

The group anticipates that its Consumer activities, incorporating consumer panels, the US access panel and customised research, will show further growth during 2004. The outlook for Media Intelligence is more positive than in 2003, with a stronger order book going into 2004 and expectations of a pick-up in activity as the year progresses. TV and Radio Audience Measurement should continue its steady growth.

The timing of recovery in Business Services is difficult to predict, given the range of services included in this sector. IT/Telecoms is expected to achieve another year of good progress, although not at the level seen in 2003, given the strong comparative. With a new structure in place, Healthcare should start to improve during the year.

FINANCIAL REVIEW

Operating profit and margin

For the enlarged group, operating profit including joint ventures and operating synergies, before goodwill charges and integration costs grew by 35.1 per cent to £80.8 million (2002 £59.8 million). Operating margin was 10.0 per cent compared with 9.7 per cent in 2002.

In 2003, operating synergies arising from the integration of NFO were approximately £2 million. Integration costs charged in 2003 to achieve these and additional ongoing synergies were £9.0 million. Goodwill charges of £23.9 million (2002 £20.2 million) comprise amortisation of £17.4 million (2002 £13.9 million) and impairments of £6.5 million (2002 £6.3 million).

Group operating profit before joint ventures, after goodwill charges and integration costs increased by 19.3 per cent to £45.7 million (2002 £38.3 million).

Associates

Income from associates rose to £0.6 million (2002 £0.2 million), due to the inclusion of associates acquired with NFO.

Net debt, interest and cash flow

On 13 May 2003, TNS signed new banking facilities of £490 million in anticipation of the acquisition of NFO. Since the acquisition, the group has steadily reduced debt, as it has benefited from strong cash flows and improved working capital management, as well as favourable currency movements. Net debt as at 31 December 2003 was £367.7 million (2002 £204.8 million).

The net interest charge was £16.1 million (2002 £11.2 million). Net interest includes a finance charge representing the amortisation of bank facility arrangement fees of £0.9 million, as well as an additional £0.7 million charge for the write-off of arrangement fees for the previous facility. It also includes notional interest relating to deferred consideration on acquisitions of £0.1 million (2002 £0.4 million). Notional interest is not a cash item, but is recognised in accordance with FRS 7. The blended interest rate at the end of the year was approximately 4.5 per cent and interest cover against EBITDA was 6.5x (2002 7.6x).

Net cash inflow from operating activities was £104.9 million (2002 £67.0 million). Net cash outflow from acquisitions and disposals was £268.8 million (2002 £19.4 million), which largely related to the consideration of $425 million (£261 million) for NFO, of which $400 million (£245 million) was paid in cash on completion. TNS received £50.9 million of cash, net of expenses, in respect of the placing of 39.1 million shares on 14 May 2003.

Effective tax rate

The group's effective tax rate before goodwill charges was 32.0 per cent (2002 31.5 per cent), reflecting the increase in profits generated from countries with higher tax rates, following the acquisition of NFO.

Minority interests

Minority interests increased to £1.5 million (2002 £0.7 million), due to improved profitability in Russia and the inclusion of minorities acquired with NFO.

Capital expenditure

Total capital expenditure for 2003 amounted to £22.7 million (2002 £16.2 million). The main category of asset expenditure was IT.

Goodwill

Goodwill additions in the year amounted to £242.9 million, of which £241.8 million arose on the acquisition of NFO.

Pensions

Pension provisions provided in the balance sheet amount to £7.8 million (2002 £2.2 million).

International Financial Reporting Standards (IFRS)

The Council of the European Union announced in June 2002 that listed companies would adopt IFRS, formerly known as International Accounting Standards, from 1 January 2005. The adoption of IFRS will be first reflected in the group's interim report for the six months ending 30 June 2005. The group is in the process of planning for these changes.

Andy Boland Finance Director

Group profit and loss account

for the year ended 31 December

	Notes	2003 £m	2002 restated £m
Turnover – continuing activities*		**805.2**	618.9
Less share of joint ventures		**(15.7)**	(15.7)
Turnover excluding joint ventures	2	**789.5**	603.2
Cost of sales		**(275.6)**	(212.3)
Gross profit		**513.9**	390.9
Administrative expenses		**(459.2)**	(352.6)
Integration costs		**(9.0)**	–
		(468.2)	(352.6)
Operating profit before joint ventures and associates			
Continuing activities (after goodwill charges of £23.3m, 2002 £19.6m)	2	**45.7**	38.3
Share of operating profit of joint ventures (after goodwill charges of £0.6m, 2002 £0.6m)		**2.2**	1.3
Operating profit including joint ventures before goodwill charges and integration costs	2	**80.8**	59.8
Integration costs		**(9.0)**	–
Goodwill charges		**(23.9)**	(20.2)
Operating profit including joint ventures	2	**47.9**	39.6
Share of operating profit of associates		**0.6**	0.2
Profit on ordinary activities before interest and taxation		**48.5**	39.8
Interest receivable and similar income		**1.2**	0.8
Interest payable	5	**(15.6)**	(11.3)
Other finance charges	5	**(1.7)**	(0.7)
Profit on ordinary activities before taxation	3	**32.4**	28.6
Taxation on profit on ordinary activities	6	**(18.0)**	(15.5)
Profit on ordinary activities after taxation		**14.4**	13.1
Minority interests		**(1.5)**	(0.7)
Profit for the year		**12.9**	12.4
Dividends	8	**(13.1)**	(10.0)
Retained (loss)/profit for the year		**(0.2)**	2.4
Adjusted earnings per share before goodwill charges and integration costs	9	**10.5p**	8.6p
Basic earnings per share	9	**3.1p**	3.3p
Diluted earnings per share	9	**3.1p**	3.2p
Dividend per share	8	**3.0p**	2.6p

There is no difference between the profit on ordinary activities before taxation and the retained (loss)/profit for the year stated above, and their historical cost equivalents.

*On 10 July 2003, the group acquired NFO WorldGroup, Inc. (NFO). Given the extent of integration that had occurred by the end of 2003, it is not possible to accurately identify turnover and operating profit relating to the acquired business separately from the existing TNS business. For this reason, the results of NFO have been included within continuing operations.

Group and company balance sheets
at 31 December

	Notes	Group 2003 £m	Group 2002 restated £m	Company 2003 £m	Company 2002 £m
Fixed assets					
Intangible assets	10	**371.1**	178.6	**–**	–
Tangible assets	11	**81.0**	56.1	**–**	–
Investments					
Share of gross assets of joint ventures		**24.6**	22.3	**–**	–
Share of gross liabilities of joint ventures		**(4.6)**	(3.7)	**–**	–
	13	**20.0**	18.6	**–**	–
Associates	13	**7.1**	0.9	**–**	–
Other investments	13	**5.5**	8.3	**664.8**	412.8
		32.6	27.8	**664.8**	412.8
		484.7	262.5	**664.8**	412.8
Current assets					
Stock	14	**64.5**	28.8	**–**	–
Debtors	15	**265.0**	159.3	**–**	54.5
Current asset investments	16	**0.9**	–	**–**	–
Cash at bank and in hand		**32.2**	35.6	**1.6**	1.8
		362.6	223.7	**1.6**	56.3
Creditors: amounts falling due within one year	17	**(426.4)**	(228.4)	**(118.3)**	(49.2)
Net current (liabilities)/assets		**(63.8)**	(4.7)	**(116.7)**	7.1
Total assets less current liabilities		**420.9**	257.8	**548.1**	419.9
Creditors: amounts falling due after more than one year	17	**(294.3)**	(202.5)	**(382.0)**	(286.4)
Provisions for liabilities and charges	18	**(44.7)**	(23.6)	**(5.5)**	–
Net assets		**81.9**	31.7	**160.6**	133.5
Capital and reserves					
Called up share capital	21	**22.2**	19.6	**22.2**	19.6
Share premium	23	**120.0**	105.3	**120.0**	105.3
Other reserves	23	**1.4**	1.2	**1.0**	0.8
Merger reserve	23	**–**	–	**1.6**	1.6
Profit and loss account	23	**(68.6)**	(99.7)	**15.8**	6.2
Equity shareholders' funds		**75.0**	26.4	**160.6**	133.5
Minority interests		**6.9**	5.3	**–**	–
		81.9	31.7	**160.6**	133.5

The financial statements on pages 28 to 62 were approved by the board on 8 March 2004 and were signed on its behalf by



Andy Boland, Finance Director

Group cash flow statement

for the year ended 31 December

	Notes	2003 £m	2002 £m
Cash flow from operating activities			
Net cash inflow from continuing operating activities	25	**104.9**	67.0
Dividends received from joint ventures and associates		**3.5**	0.1
Returns on investments and servicing of finance			
Interest received		**1.1**	0.9
Interest paid		**(13.1)**	(10.7)
Capitalised arrangement fees		**(5.6)**	–
Dividends paid to minority interests		**(0.9)**	(0.4)
Net cash outflow from returns on investments and servicing of finance		**(18.5)**	(10.2)
Taxation			
Taxation paid		**(19.4)**	(15.3)
Capital expenditure and financial investment			
Purchase of tangible fixed assets		**(22.7)**	(16.2)
Purchase of investments		**–**	(0.1)
Purchase of own shares		**–**	(2.2)
Sale of tangible fixed assets		**4.4**	1.0
Net cash outflow from capital expenditure and financial investment		**(18.3)**	(17.5)
Acquisitions and disposals			
Purchase of subsidiary undertakings	25	**(279.8)**	(5.9)
Purchase of businesses	25	**–**	(13.6)
Net cash acquired with subsidiary undertakings and businesses	25	**10.9**	0.2
Purchase of joint ventures and associates		**–**	(0.2)
Sale of subsidiary undertakings and businesses		**0.3**	–
Sale of joint ventures		**–**	0.1
Net cash disposed of on sale of businesses		**(0.2)**	–
Net cash outflow from acquisitions and disposals		**(268.8)**	(19.4)
Equity dividends paid		**(10.7)**	(9.5)
Cash outflow before financing		**(227.3)**	(4.8)
Financing			
Issue of shares		**52.0**	–
Proceeds on exercise of share options		**2.9**	3.8
Expenses arising on the issue of shares		**(1.1)**	–
Increase in debt	25	**170.5**	12.5
(Decrease)/increase in cash in the year	25	**(3.0)**	11.5

Statement of total recognised gains and losses

for the year ended 31 December

	2003 £m	2002 restated £m
Profit for the year	**12.9**	12.4
Amounts arising on the exercise of share options	**0.2**	0.3
Disposal of goodwill in reserves	**0.7**	–
Translation differences on foreign currency net investments less translation differences on foreign currency loans taken out to fund those investments	**(19.4)**	(7.3)
Tax on gains on foreign currency borrowings hedging foreign investments	**–**	0.7
Profit on redemption of shares following placement of share capital (note 23)	**50.0**	–
Total recognised gains and losses relating to the year	**44.4**	6.1
Prior year adjustment (note 1)	**(9.2)**	
Total gains and losses since last annual report	**35.2**	

Reconciliation of movements in equity shareholders' funds

for the year ended 31 December

	2003 £m	2002 restated £m
Profit for the year	**12.9**	12.4
Dividends	**(13.1)**	(10.0)
	(0.2)	2.4
Amounts deducted in respect of shares issued to a qualifying employee share ownership trust	**–**	(1.1)
Amounts arising on the exercise of share options	**0.2**	0.3
Disposal of goodwill in reserves	**0.7**	–
Translation differences on foreign currency net investments less translation differences on foreign currency loans taken out to fund those investments (net of taxation)	**(19.4)**	(6.6)
Profit on redemption of shares following placement of share capital (note 23)	**50.0**	–
New share capital issued (including share premium) net of expenses	**17.3**	2.7
Net addition/(reduction) to equity shareholders' funds	**48.6**	(2.3)
Opening equity shareholders' funds as previously reported	**35.6**	37.9
Prior year adjustment (note 1)	**(9.2)**	(9.2)
Opening equity shareholders' funds as restated	**26.4**	28.7
Closing equity shareholders' funds	**75.0**	26.4

Notes to the financial statements

1 Accounting policies

Basis of accounting

The financial statements have been prepared under the historical cost convention in accordance with the Companies Act 1985 and applicable UK Accounting Standards. The transitional arrangements of FRS 17 'Retirement Benefits' have been adopted, which require additional disclosures in respect of retirement benefits, as set out in note 20. Application note G to FRS 5 'Reporting the substance of transactions', which deals specifically with revenue recognition, was issued in November 2003 and is applicable to the year ended 31 December 2003. This has resulted in a change to the accounting policy for revenue recognition for the media intelligence businesses, with revenue being recognised on delivery to the client rather than in line with data collection activities. Accordingly, the 2002 results have been restated and a prior year adjustment has been made increasing payments received on account and reducing reserves by £9.2m as at 1 January 2002. The impact on the 2002 revenue and operating profit is nil. The impact of this change in 2003 has been to increase revenue and operating profit by £0.9m. A summary of the principal group accounting policies, which have been applied consistently, is given below.

Basis of consolidation

The group financial statements consolidate the results of Taylor Nelson Sofres plc and its subsidiary undertakings up to 31 December 2003. The results of all subsidiary undertakings acquired or disposed of are accounted for under acquisition accounting rules and are included in the profit and loss account from the effective date of control. Intra-group sales and profits are eliminated on consolidation.

Joint ventures and associates

Joint ventures are those entities in which the group holds a long-term interest and which are jointly controlled by the group and one or more venturers under a contractual agreement. Joint ventures are accounted for using the gross equity method of accounting.

Associates are those undertakings, other than subsidiaries and joint ventures, in which the group holds a long-term participating interest and exerts a significant influence. The group's share of profits/losses of associates is included in the group profit and loss account and the group's share of their net assets, together with goodwill arising on acquisition, is included in the group balance sheet.

Goodwill

Goodwill represents the excess of the fair value of the consideration given over the fair value of the identifiable net assets acquired. Goodwill arising on consolidation for acquisitions made since 1 January 1998 is amortised in equal annual instalments over its estimated useful economic life of up to 20 years, and charged to the profit and loss account. Goodwill is subject to an impairment review at the end of the first full year following an acquisition and at any other time, if events or changes in circumstances indicate that the carrying value may not be recoverable. If an undertaking is subsequently sold, the appropriate unamortised goodwill or goodwill written off to reserves is dealt with through the profit and loss account in the period of disposal as part of the gain or loss on disposal.

Foreign currencies

Monetary assets and liabilities in foreign currencies are translated into sterling at the rates of exchange ruling at the balance sheet date. Transactions in foreign currencies are converted at rates of exchange prevailing at the date the transactions were made. Foreign exchange differences are dealt with through the profit and loss account except for differences arising on the retranslation of loans taken out to finance overseas subsidiaries which are dealt with through reserves.

Financial statements of overseas operations are translated using the closing rate net investment method, except that profits and losses of overseas operations are translated at the average exchange rate applicable to the period. Differences arising on translation of the net assets of overseas operations are dealt with through reserves and are reported in the statement of total recognised gains and losses.

Revenue recognition

Revenue and profits on short term projects are recognised on the completion of the project once the product has been delivered to the customer. Costs incurred on these projects up to completion are included within work-in-progress. Revenue and profits on long term or continuous projects are recognised on the satisfactory completion of each phase of the project once the product has been delivered to the customer. Costs incurred on long term projects are included within work-in-progress until completion of each phase. Amounts invoiced to clients in advance of revenue and profits being recognised are shown as payments received on account within creditors. Provisions are made for losses on projects as soon as they are identified.

Fixed asset investments

Fixed asset investments are stated at the lower of cost or their recoverable amount, which is determined as the higher of net realisable value and value in use.

Tangible and intangible fixed assets

Fixed assets are stated at original cost or, where appropriate, fair value when acquired, less accumulated depreciation. Assets under construction consist of costs directly attributable to purchasing and installing tangible fixed assets ahead of their productive use. External and internal costs are capitalised to the extent that they enhance the future economic benefits of the business. Internal costs are only

capitalised if they are also incremental to the group. Provisions are made and charged to the profit and loss account where the value of assets has been impaired in relation to their value-in-use to the business. Depreciation is calculated to write off the cost less the estimated residual value of each asset on a straight-line basis over its expected useful life as follows:

Freehold land	no depreciation
Freehold buildings	33 years
Short leasehold land and buildings	period of lease
Patents, licences and other	20 years or remaining life if shorter
Goodwill	20 years or estimated useful economic life if shorter
Software and databases	15 years or remaining life if shorter
Leasehold improvements	10 years or period of lease if shorter
Equipment	3 – 10 years

No depreciation is charged on assets under construction until they are brought into use by the business.

Finance and operating leases

Assets held under finance leases and hire purchase contracts are capitalised and depreciated over their useful lives, or the term of the lease if shorter, at the rate applicable to fixed assets of a similar category owned by the group. Rentals under operating leases are charged directly to the profit and loss account on a straight line basis over the lease term.

Work-in-progress

Work-in-progress is stated at the lower of cost and net realisable value. Cost includes direct costs incurred on incomplete client projects and an appropriate element of attributable overheads.

Current asset investments

Current asset investments are stated at the lower of cost and net realisable value.

Pension arrangements

The group operates a number of contributory pension plans. The majority of employees participate in defined contribution plans that are set up through insurance companies. Contributions are also made to personal pension plans at equivalent rates. Payments in respect of such current service contributions for defined contribution plans and personal pension plans are charged in the financial statements as they fall due.

The group also operates defined benefit plans which provide pensions based on final salaries. The expected cost of pensions in respect of these plans is charged to the profit and loss account, so as to spread the cost of pensions over the service lives of employees in the plans. Variations from the regular cost are spread over the expected remaining service lives of current employees in the plan. The pension cost is assessed in accordance with the advice of qualified independent actuaries.

Employee share ownership plans and QUEST (see remuneration report on pages 73 to 79)

Shares in Taylor Nelson Sofres plc held by the Employee Share Ownership Plan (ESOP) and the Employee Benefit Trust (EBT) have been included within fixed asset investments and are stated at cost less provisions for any permanent diminution in value. Net operating income from the plans is included under interest receivable and similar income in the group's profit and loss account. Costs of administration are included in the profit and loss account as they accrue. Profits arising on the disposal of shares held by the EBT as a result of the exercise of options are taken to other reserves. Contributions made by the company to the QUEST in respect of SAYE options exercised during the year are charged directly to reserves.

Deferred consideration

Where acquisitions involve further payments that are deferred or contingent on levels of performance achieved in the years following acquisition, the profit and loss account is charged with notional interest to eliminate the benefit which the group is temporarily saving. The notional interest charged is calculated by reference to the period of deferral, current interest rates and the amount of the likely payments.

Taxation

The charge for taxation is based on the profit for the year and takes into account taxation deferred because of timing differences between the treatment of certain items for taxation and accounting purposes. Tax deferred or accelerated by the effect of timing differences is accounted for to the extent that a transaction or event that has occurred at the balance sheet date gives rise to an obligation to pay more tax or a right to pay less tax in the future. Deferred tax assets are recognised to the extent that, based on available evidence, it is more likely than not that suitable taxable profits will arise from which the reversal of the asset can be deducted.

Financial instruments

The group uses derivative financial instruments to hedge exposures to fluctuations in interest rates on borrowings. Receipts and payments on such instruments are recognised on an accruals basis over the life of the instrument.

Provisions

A provision is recognised when there is a present obligation, whether legal or constructive, as a result of a past event for which it is probable that a transfer of economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

2 Geographic analysis

In the opinion of the directors, the group has only one class of business, which is the provision of market information services.

On 10 July 2003, the group acquired NFO WorldGroup, Inc. (NFO). Given the extent of integration that had occurred by the end of 2003, it has been increasingly difficult to isolate the results for the original TNS and NFO businesses, particularly with respect to costs. Consequently it is not possible to give operating profit numbers for the original businesses. For this reason, the results of NFO have been included within continuing activities. An indication of the level of turnover attributable to NFO since the acquisition is £162m. Other acquisitions have contributed £2.3m to turnover and £0.3m to operating profit before goodwill charges and integration costs.

	2003 £m	2002 restated £m
Turnover – continuing activities		
Sales by origin		
Europe and Middle East		
group	**526.5**	411.4
joint ventures	**1.8**	2.2
Americas		
group	**204.8**	148.8
joint ventures	**2.0**	1.6
Asia Pacific		
group	**58.2**	43.0
joint ventures	**11.9**	11.9
Total	**805.2**	618.9
group	**789.5**	603.2
joint ventures	**15.7**	15.7
Sales by destination		
Europe and Middle East		
group	**515.1**	393.3
joint ventures	**1.8**	2.2
Americas		
group	**216.7**	165.8
joint ventures	**2.0**	1.6
Asia Pacific		
group	**57.7**	44.1
joint ventures	**11.9**	11.9
Total	**805.2**	618.9
group	**789.5**	603.2
joint ventures	**15.7**	15.7

Intra-group turnover between geographic segments is not considered material.

	2003 £m	2002 restated £m
Operating profit before goodwill charges and integration costs		
Europe and Middle East		
group	**47.7**	40.5
joint ventures	**0.3**	0.1
Americas		
group	**29.0**	16.4
joint ventures	**0.1**	–
Asia Pacific		
group	**1.3**	1.0
joint ventures	**2.4**	1.8
Total	**80.8**	59.8
group	**78.0**	57.9
joint ventures	**2.8**	1.9

2 Geographic analysis (continued)

	2003 £m	2002 restated £m
Profit on ordinary activities before taxation		
Europe and Middle East		
group	**28.0**	32.5
joint ventures	**0.3**	0.1
Americas		
group	**17.9**	5.0
joint ventures	**–**	(0.2)
Asia Pacific		
group	**(0.2)**	0.8
joint ventures	**1.9**	1.4
Operating profit including joint ventures	**47.9**	39.6
group	**45.7**	38.3
joint ventures	**2.2**	1.3
Share of operating profit of associates	**0.6**	0.2
Interest receivable	**1.2**	0.8
Interest payable and other finance charges	**(17.3)**	(12.0)
	32.4	28.6

	2003 £m	2002 restated £m
Net assets		
Europe and Middle East		
group	**51.2**	29.1
joint ventures	**0.5**	0.4
Americas		
group	**25.9**	(2.3)
joint ventures	**3.1**	2.8
Asia Pacific		
group	**(2.0)**	(0.9)
joint ventures	**16.4**	15.4
Net operating assets	**95.1**	44.5
group	**75.1**	25.9
joint ventures	**20.0**	18.6
Unallocated amounts:		
Current and deferred taxation	**(4.2)**	(6.2)
Dividends payable	**(9.0)**	(6.6)
Net assets	**81.9**	31.7

The net assets for 2002 have been restated due to a change in accounting policy for revenue recognition (note 1). This has resulted in a reduction in net assets of £9.2m, £4.0m in Europe and £5.2m in the Americas.

3 Profit on ordinary activities before taxation

	2003 £m	2002 £m
Profit on ordinary activities before taxation is stated after (charging)/crediting:		
Depreciation charge for the year:		
tangible owned fixed assets	**(21.7)**	(19.1)
tangible leased fixed assets	**(0.8)**	(0.2)
Goodwill charges for the year:		
amortisation	**(16.8)**	(13.3)
impairment (note 10)	**(6.5)**	(6.3)
Amortisation of other intangible fixed assets	**(0.5)**	(0.4)
Profit on disposal of fixed assets	**1.2**	0.3
Auditors' remuneration for:		
audit services	**(1.8)**	(0.9)
non-audit services	**(1.0)**	(0.7)
Operating lease rentals:		
plant and machinery	**(1.1)**	(0.6)
property	**(27.7)**	(20.0)
Property rents receivable	**2.9**	2.2

Auditors' remuneration for audit service includes £14,000 (2002 £13,000) in respect of the company. Non-audit fees consist of £0.7m for taxation (2002 £0.4m) and £0.3m for other services (2002 £0.3m). Additional non-audit fees of £2.0m (2002 £nil) for due diligence services have been capitalised in the year. Administrative costs for continuing activities were £468.2m (2002 £352.6m). This includes exceptional administrative costs of £9.0m (2002 £nil), which have been incurred in relation to the integration of NFO. The costs arise from the merger of businesses around the group, including staff severance costs and other charges. Also included within other finance charges is £0.7m of exceptional charges relating to the write off of previous arrangement fees.

4 Employee information

	2003	2002
Average number of employees (including directors)		
Marketing	**4,113**	3,318
Production services	**5,608**	4,573
Administration	**1,429**	1,172
	11,150	9,063

	£m	£m
Staff costs (including directors)		
Wages and salaries	**257.3**	183.3
Social security costs	**42.2**	31.4
Other pension costs (note 20)	**8.4**	6.1
	307.9	220.8

Details of directors' remuneration are shown in the remuneration report on pages 73 to 79.

5 Interest payable and other finance charges

	2003 £m	2002 £m
Interest payable – bank loans and overdrafts	**15.6**	11.3
Amortisation of arrangement fee	**0.9**	0.3
Integration cost – write off of previous arrangement fees	**0.7**	–
Notional interest relating to deferred consideration	**0.1**	0.4
Other finance charges	**1.7**	0.7

As a result of the NFO acquisition, the group's borrowings were refinanced, which has resulted in a write off of unamortised arrangement fees of £0.7m relating to the previous financing of the group's borrowings.

6 Taxation on profit on ordinary activities

	2003 £m	2002 £m
Analysis of charge for the year		
Current tax		
UK – corporation tax at 30% (2002: 30%)	**–**	3.7
– adjustments in respect of previous periods	**(0.3)**	0.2
Foreign tax – corporation taxes	**20.2**	14.5
– adjustments in respect of previous periods	**(0.1)**	0.2
Share of joint ventures and associates tax	**0.4**	0.4
	20.2	19.0
Double taxation relief	**–**	(2.9)
Total current tax charge for the year	**20.2**	16.1
Deferred tax		
Origination and reversal of timing differences	**(2.2)**	(0.6)
Tax on profit on ordinary activities	**18.0**	15.5

Factors affecting the tax charge for the year

The rate of current tax charge on ordinary activities varied from the standard rate of corporation tax in the UK of 30% (2002 30%) due to the following factors:

	2003 £m	2002 £m
Profit on ordinary activities before tax	**32.4**	28.6
Profit on ordinary activities multiplied by standard rate of corporation tax in the UK of 30% (2002: 30%)	**9.7**	8.6
Effects of:		
non deductible expense – goodwill and other	**6.5**	6.0
timing differences	**0.8**	(0.2)
utilisation of losses	**–**	(0.2)
higher rates of overseas taxation	**1.9**	1.5
unrelieved tax losses	**1.7**	–
adjustments to tax charge in respect of previous periods	**(0.4)**	0.4
Total current tax charge for the year	**20.2**	16.1

6 Taxation on profit on ordinary activities (continued)

Factors which may affect future tax charges

The group is carrying deferred tax assets of £24.0m (2002 £1.6m) relating to net operating losses, short term timing differences and fair value adjustments made on the acquisition of NFO, which have been offset against the group's deferred tax liability of £12.9m (2002 £1.1m). The group expects to use these losses in the foreseeable future. There are no unprovided deferred tax liabilities in the company or group. Deferred tax assets of £2.3m (2002 £nil) in respect of tax losses carried forward have not been recognised due to insufficient certainty over their recoverability.

There are no other factors expected to affect the group's tax rate going forward.

	2003 £m	2002 £m
Deferred tax (asset)/liability		
Capital allowances	**1.4**	(0.1)
Tax losses carried forward	**(2.8)**	(0.9)
Pension costs	**(2.2)**	(0.2)
Provision for potential capital gains tax liability	**0.7**	0.7
Profit taxed in other periods	**(0.4)**	–
Fair value adjustments arising from NFO acquisition	**(5.8)**	–
Other	**(2.0)**	–
Undiscounted provision for deferred tax – asset	**(11.1)**	(0.5)
Asset at 1 January 2003	**(0.5)**	0.1
Fair value adjustments arising from NFO acquisition (note 12)	**(8.1)**	–
Exchange differences	**(0.3)**	–
Deferred tax credited to profit and loss account	**(2.2)**	(0.6)
Asset at 31 December 2003	**(11.1)**	(0.5)

7 Profit for the year

As permitted under section 230 of the Companies Act 1985, the parent company's profit and loss account has not been included in these financial statements. The retained loss after dividends for the year was £30.3m (2002 profit of £4.6m).

8 Dividends

	2003 £m	2002 £m
Interim paid of 0.95p per share (2002 0.9p)	**4.2**	3.5
Final proposed of 2.05p per share (2002 1.7p)	**8.9**	6.5
	13.1	10.0

The trustee of the ESOP has waived its right to all but 0.001p per share of the dividends due on the 1.8 million shares it holds at 31 December 2003, until further notice. The amount waived in respect of the 2003 interim dividend was £17,000 (2002 £22,000) and the maximum to be waived in respect of the 2003 final dividend on shares currently held by the ESOP is £36,000 (2002 £39,000). The trustees of the EBT have also waived their right to all but 0.001p per share of the dividends due on the 5.3 million shares the EBT holds at 31 December 2003, until further notice. The amount waived in respect of the 2003 interim dividend was £62,000 (2002 £67,000) and the maximum to be waived in respect of the 2003 final dividend on shares currently held by the EBT is £106,000 (2002 £127,000).

The final proposed dividend does not include a dividend on shares issued on the exercise of employee share options and allotment of new shares since 31 December 2003 or on other options which may be exercised prior to 28 May 2004, the record date.

9 Earnings per share

Basic earnings per share have been calculated on the profit after taxation and minority interests of £12.9m (2002 £12.4m) and on 413.1 million shares (2002 380.6 million), being the weighted average number of shares in issue during the year, excluding those held in the ESOP and the EBT, which are treated as cancelled. The diluted earnings per share have been calculated in accordance with the provisions of FRS 14, with the weighted average number of shares in issue being adjusted to assume conversion of all potentially dilutive shares for the period they were outstanding.

9 Earnings per share (continued)

Shares held by the ESOP and the EBT, which are under performance-based options, are included in the diluted weighted average number of shares, as the performance conditions are deemed to have been met for the purposes of this calculation. The diluted weighted average number of shares is 419.0 million (2002 386.6 million).

Adjusted earnings per share before goodwill charges and integration costs have been calculated on the profit after taxation and minority interests of £43.2m (2002 £32.6m), which excludes goodwill charges of £23.9m (2002 £20.2m) and integration costs of £6.4m net of tax, and on the basic weighted average number of shares. The directors believe that earnings per share before goodwill charges and integration costs assists in understanding the underlying performance of the group.

The weighted average number of ordinary shares in issue during the year for the purpose of these calculations is as follows:

	2003	2002
Weighted average number of shares (millions)		
Share capital	**421.6**	390.4
Shares held by ESOP	**(1.9)**	(2.6)
Shares held by EBT	**(6.6)**	(7.2)
Basic earnings per share denominator	**413.1**	380.6
Dilutive effect of share options	**5.9**	6.0
Dilutive earnings per share denominator	**419.0**	386.6

10 Intangible fixed assets

Group	Goodwill £m	Patents and licences £m	Other £m	Total £m
Cost				
At 1 January 2003	214.1	5.1	1.4	220.6
Exchange differences	(28.7)	0.1	0.1	(28.5)
Acquisitions	–	–	0.6	0.6
Additions (note 12)	242.9	–	–	242.9
Disposals	(0.1)	(0.5)	(0.4)	(1.0)
At 31 December 2003	**428.2**	**4.7**	**1.7**	**434.6**
Amortisation				
At 1 January 2003	38.9	2.1	1.0	42.0
Exchange differences	(1.7)	0.1	0.1	(1.5)
Charge for year	16.8	0.4	0.1	17.3
Impairment	6.5	–	–	6.5
Disposals	–	(0.4)	(0.4)	(0.8)
At 31 December 2003	**60.5**	**2.2**	**0.8**	**63.5**
Net book value				
At 31 December 2003	**367.7**	**2.5**	**0.9**	**371.1**
At 31 December 2002	175.2	3.0	0.4	178.6

In accordance with FRS 11 'Impairment of fixed assets and goodwill', the carrying value of the goodwill held in respect of a number of the group's subsidiary undertakings has been compared with their recoverable amounts represented by their value in use to the group. The review has resulted in an impairment charge of £3.4m in respect of Tellex, a UK Media Intelligence business, £2.4m in respect of TNS Sweden and other impairments totalling £0.7m (2002 – impairments of £6.3m). The discount rate used in the calculations to arrive at the valuations is 9% (2002 between 9% and 12%).

The company has no intangible fixed assets.

11 Tangible fixed assets

Group	Freehold land and buildings £m	Short leasehold land and buildings £m	Software and databases £m	Equipment £m	Assets under construction £m	Total £m
Cost						
At 1 January 2003	24.3	1.5	12.6	100.4	0.7	139.5
Exchange differences	0.2	(0.3)	(0.4)	(1.6)	–	(2.1)
Additions	–	1.0	3.9	14.6	2.7	22.2
Acquisitions (note 12)	8.9	6.2	3.3	10.9	–	29.3
Reclassification	(2.0)	2.0	1.9	–	(1.9)	–
Disposals	(1.6)	(0.2)	(1.3)	(18.9)	–	(22.0)
At 31 December 2003	**29.8**	**10.2**	**20.0**	**105.4**	**1.5**	**166.9**
Depreciation						
At 1 January 2003	7.3	0.5	7.8	67.8	–	83.4
Exchange differences	0.2	(0.2)	(0.1)	(1.1)	–	(1.2)
Charge for year	0.7	0.8	3.7	17.3	–	22.5
Reclassification	(0.1)	0.1	–	–	–	–
Disposals	(0.2)	(0.2)	(1.1)	(17.3)	–	(18.8)
At 31 December 2003	**7.9**	**1.0**	**10.3**	**66.7**	**–**	**85.9**
Net book value						
At 31 December 2003	**21.9**	**9.2**	**9.7**	**38.7**	**1.5**	**81.0**
At 31 December 2002	17.0	1.0	4.8	32.6	0.7	56.1

Freehold land and buildings includes land of £2.5m (2002 £1.5m) which is not being depreciated. At the end of 2002, costs of £0.7m for assets under construction were included within software and databases. The company has no tangible fixed assets.

12 Acquisitions

Acquisition accounting has been adopted for all 2003 acquisitions. The goodwill arising on acquisitions in 2003 is being amortised over a 20 year period, except for negative goodwill of £0.4m arising on the acquisition of EOS, which is being amortised over a 2 year period in accordance with FRS 10 'Goodwill and intangibles'.

(i) Acquisition of NFO WorldGroup, Inc. (NFO)

On 10 July 2003, the group acquired 100% of the issued share capital of NFO and 75% of the issued share capital of AISA, a subsidiary of the vendor operating in the Czech Republic, for $425m (£261m). $400m (£246m) of the consideration was paid in cash and $25m (£15m) by issuing new ordinary shares to the vendor. The acquisition was financed by new credit facilities and the placement of 39.1m new ordinary shares on 14 May 2003, which raised £52.0m (see note 23). A further $10m (£6m) consideration is payable in cash if the Taylor Nelson Sofres plc (TNS) average share price is greater than 146 pence for 20 consecutive trading days between 10 June 2004 and 9 August 2004. This amount has been provided for and is included within provisions. Acquisition expenses of £9.1m have been capitalised and are included in the total consideration paid of £283.5m. A further £1.1m of expenses relating to the placement have been offset against the share premium account. The £5.6m of costs for arranging the financing of the acquisition have been capitalised and are being amortised over the period of the related finance. The NFO acquisition was completed on a cash and debt free basis. To achieve this, an existing loan of $127m (£78m) owed by NFO to the vendor was assigned to TNS as part of the terms of the acquisition. In addition, TNS reimbursed the vendor for the net cash held by NFO at the date of acquisition.

The summarised profit and loss account for NFO for the prior year, and for the period from 1 January 2003 to 9 July 2003 are shown opposite. These figures are taken from the management accounts of NFO and are stated on a US GAAP basis in US dollars. The post acquisition 2003 results for NFO may not be indicative of the underlying results for NFO, due to the rapid integration process with existing TNS businesses that has been undertaken since the date of acquisition.

12 Acquisitions (continued)

Profit and loss	Full year unaudited 2002 $m	1 Jan to 9 July unaudited 2003 $m
Turnover	466	265
Operating profit	37	10
Profit on ordinary activities before taxation	35	6
Taxation	(15)	(3)
Minority interests	(1)	–
Profit after taxation and minority interests	19	3

Statement of total recognised gains and losses	1 Jan to 9 July unaudited 2003 $m
Profit for financial period	3
Translation differences of foreign currency net investments	3
Additional minimum liability for pensions	(3)
Total recognised gains and losses	3

Details of the assets acquired are shown below.

	Notes	Book value £m	Revaluations £m	Alignment with group accounting policies £m	Provisional fair value £m
Fixed assets					
Intangible assets	1	131.2	(126.3)	(4.3)	0.6
Tangible assets	2	29.2	1.4	(1.5)	29.1
Investments in associates	3	7.9	(2.0)	–	5.9
		168.3	(126.9)	(5.8)	35.6
Current assets					
Stock – work in progress	4	–	–	43.1	43.1
Debtors	5	104.2	1.0	(24.6)	80.6
Cash at bank and in hand		10.0	–	–	10.0
		114.2	1.0	18.5	133.7
Total assets		282.5	(125.9)	12.7	169.3
Liabilities					
Creditors	6	(176.0)	94.8	(25.0)	(106.2)
Provisions including reorganisation costs	7	(13.3)	(8.1)	–	(21.4)
Share of net assets		93.2	(39.2)	(12.3)	41.7
Goodwill					241.8
Consideration					283.5
Settled by:					
Cash (including acquisition expenses of £9.1m)					262.1
New ordinary shares					15.3
Contingent deferred consideration					6.1
					283.5

12 Acquisitions (continued)

The fair value exercise has not yet been completed and the fair values shown above are provisional and subject to change in accordance with the provisions of FRS 7.

1 Goodwill and client lists of £126.3m have been written down to nil.
Panel set up costs of £4.3m have been written off in line with group accounting policies.

2 Freehold land and buildings have been revalued following external valuations, resulting in an increase of £1.4m in net book value.
The expected useful life of computer equipment has been changed to three years in line with group accounting policies, resulting in a write down of £1.5m.

3 The carrying value of associates has been revalued resulting in a write down of £2.0m.

4 NFO revenue recognition has been aligned with group policies, whereby revenue is only recognised on the completion of a job or phase of a job and delivery of the product to the customer. This has resulted in the creation of work-in-progress of £43.1m, which represents costs incurred on jobs not completed at the acquisition date that had been charged to the profit and loss account under NFO accounting policies.

5 Additional bad debt provisions of £1.0m have been provided and deferred tax assets of £2.0m have been set up relating to revaluations made as part of the fair value exercise.
Accrued revenue has been reduced by £30.7m to exclude revenue that had been recognised at the date of acquisition on incomplete jobs. Deferred tax assets of £6.1m have been set up relating to the revenue recognition adjustment.

6 Accruals of £4.6m have been set up to reflect liabilities at the acquisition date.
The assignment of the £77.9m ($127m) loan owed by NFO to The Interpublic Group of Companies, Inc. (IPG), the vendor, to Taylor Nelson Sofres plc and forgiveness of amounts owed to IPG of £21.5m ($35m) have reduced creditors by £99.4m.
Fees in advance have been increased by £25.0m to defer invoiced revenue on incomplete jobs.

7 Pensions and post employment provisions have been increased by £3.2m following revaluations at the acquisition date. Provisions for vacant property and dilapidations of £4.9m have been set up to reflect property related liabilities at the acquisition date.

At the date of acquisition, NFO had £3.8m of reorganisation provisions relating to restructuring announced at least 12 months prior to the acquisition.

Cash flow since acquisition

As with the profit and loss account for the year, due to the progress of integration of NFO with TNS businesses, it is not possible accurately to separate out the NFO and TNS cash flows since the acquisition.

(ii) Other acquisitions

On 28 July 2003, the group purchased 80% of the issued share capital of Data Advanced Research, a market information company in Central America. On 11 July 2003, the group gained control of European Omnibus Survey (EOS), an investment previously classified within other investments, following key board changes. On 1 January 2003, the group purchased the remaining 25% minority interests in its subsidiaries, Piar and Siar, which operate in Turkey and Central and Eastern Europe respectively. The group also purchased the remaining minority interests in its Portuguese subsidiary, Euroteste, and its Spanish subsidiary, Demoscopia, in the year. The total consideration for these acquisitions was £1.7m.

12 Acquisitions (continued)

Details of the assets acquired are shown below.

	Book value £m	Alignment with group accounting policies £m	Fair value £m
Fixed assets			
Intangible and tangible assets	0.3	(0.1)	0.2
	0.3	(0.1)	0.2
Current assets			
Stock – work-in-progress	0.2	–	0.2
Debtors	1.2	(0.2)	1.0
Cash at bank and in hand	0.9	–	0.9
	2.3	(0.2)	2.1
Total assets	2.6	(0.3)	2.3
Liabilities			
Creditors	(1.1)	–	(1.1)
Share of net assets	1.5	(0.3)	1.2
Goodwill			0.5
Consideration			1.7
Settled by:			
Cash			1.5
Reclassification from other investments			0.2
			1.7

Additional goodwill of £0.6m arises on adjustments to deferred consideration relating to prior year acquisitions.

13 Fixed asset investments

Group	Investment in own shares £m	Other investments £m	Total £m	Associated undertakings £m
Cost				
At 1 January 2003	6.8	2.5	9.3	1.4
Exchange differences	–	0.2	0.2	0.4
Acquisitions (note 12)	–	–	–	5.9
Share of profits after dividends	–	–	–	(0.1)
Reclassifications	–	(1.4)	(1.4)	–
Disposals	(1.6)	–	(1.6)	–
At 31 December 2003	**5.2**	**1.3**	**6.5**	**7.6**
Provisions against other investments				
At 1 January 2003	–	(1.0)	(1.0)	(0.5)
At 31 December 2003	**–**	**(1.0)**	**(1.0)**	**(0.5)**
Net book value				
At 31 December 2003	**5.2**	**0.3**	**5.5**	**7.1**
At 31 December 2002	6.8	1.5	8.3	0.9

At 31 December 2003, the ESOP trust held 1.8 million ordinary 5p shares in the company (2002 2.3 million). Of those, 0.3 million have had options granted over them under the long-term incentive plan. At 31 December 2003, the EBT held 5.3 million ordinary 5p shares in the company (2002 7.5 million). Of those, 2.5 million have had rights granted over them under the long-term incentive plan. Shares over which options have not yet been granted had a market value at 31 December 2003 of £9.0m. Profits arising on the disposal of shares following the exercise of share options relating to the ESOP and EBT are taken to other reserves.

13 Fixed asset investments (continued)

Interests in joint ventures	£m
At 1 January 2003 (before goodwill amortisation)	
net assets	6.9
goodwill	12.5
	19.4
Exchange differences	1.4
Share of profits retained	0.6
At 31 December 2003 (before goodwill amortisation)	**21.4**
Goodwill amortisation	
At 1 January 2003	0.8
Charge for year	0.6
At 31 December 2003	**1.4**
Net book value at 31 December 2003	
Net assets	8.9
Goodwill	11.1
	20.0
Net book value at 31 December 2002	
Net assets	6.9
Goodwill	11.7
	18.6

Company	Long term loans to subsidiary undertakings £m	Investment in own shares £m	Interests in subsidiary undertakings £m	Other investments £m	Total £m
Cost					
At 1 January 2003	137.6	6.8	279.0	0.1	423.5
Additions	230.5	–	23.1	–	253.6
Disposals	–	(1.6)	–	–	(1.6)
At 31 December 2003	**368.1**	**5.2**	**302.1**	**0.1**	**675.5**
Provisions against investments					
At 1 January 2003	–	–	(10.6)	(0.1)	(10.7)
At 31 December 2003	**–**	**–**	**(10.6)**	**(0.1)**	**(10.7)**
Net book value					
At 31 December 2003	**368.1**	**5.2**	**291.5**	**–**	**664.8**
At 31 December 2002	137.6	6.8	268.4	–	412.8

In the opinion of the directors the value of the interests in the group undertakings is not less than that stated in the relevant balance sheets.

13 Fixed asset investments (continued)

Details of the principal investments in which the group or company holds more than 20% of the nominal value of any class of share capital, each of which is represented by ordinary shares, are set out below. Each group undertaking operates principally in its country of incorporation and has been included in the consolidated results. The principal activity of all the undertakings listed is the provision of market information. All holdings are indirectly owned unless otherwise stated.

		Ownership	
Subsidiary undertakings	Country of incorporation	2003 %	2002 %
AISA	Czech Republic	**75**	–
CF Group Inc.	Canada	**100**	–
CMR	US	**100**	100
EMNID GmbH & Co Kg	Germany	**100**	100
Gallup A/S	Denmark	**100**	100
Louis Harris France SA	France	**100**	100
MERAC Arabia Co Ltd	Saudi Arabia	**51**	–
Migliara Kaplan Associates Inc.	US	**100**	–
NIPO BV	Netherlands	**100**	100
NFO BPS	US	**100**	–
NFO Infratest AB	Sweden	**100**	–
NFO Infratest GmbH & Co	Germany	**100**	–
NFO Infratest SarL	France	**100**	–
NFO Prognostics	US	**100**	–
NFO Research Inc.	US	**100**	–
NFO World Group Ltd	UK	**100**	–
Norske Gallup Institutt A/S	Norway	**100**	100
Secodip SA	France	**100**	100
Sobemap Marketing SA	Belgium	**100**	100
Sofres AM SA	Spain	**100**	100
Taylor Nelson Sofres Asia Pacific Pty Ltd	Australia	**100**	100
Taylor Nelson Sofres Korea	Korea	**100**	100
TNS UK Ltd (directly owned)	UK	**100**	100
Taylor Nelson Sofres Mexico SA	Mexico	**100**	100
Taylor Nelson Sofres Intersearch Corp.	US	**100**	100
Taylor Nelson Sofres SA	France	**100**	100
Taylor Nelson Sofres SA	Spain	**100**	100
Taylor Nelson Sofres Suomi Oy (MDC Group)	Finland	**100**	100
Taylor Nelson Sofres Entertainment Group Inc.	US	**100**	100
Joint ventures			
CVSC Sofres Media Co Ltd	China	**68**	68
CVSC TNS Research Co Ltd	China	**46**	46
Finnpanel	Finland	**50**	50
Latinpanel	South America	**33**	33
Taylor Nelson Sofres NRC	Japan	**55**	55
TNS ICAP	Greece	**51**	51
Associated companies			
Burke, Inc.	US	**50**	–
GIE Audiepub	France	**33**	33
Marktest	Portugal	**40**	40
NFO Infratest SL	Spain	**50**	–
Telecontact International	Holland	**49**	49

14 Stock – work-in-progress

	Group		Company	
	2003	2002	**2003**	2002
	£m	£m	**£m**	£m
Work-in-progress	**64.5**	28.8	**–**	–

15 Debtors

	Group		Company	
	2003	2002	**2003**	2002
	£m	£m	**£m**	£m
Trade debtors	**196.6**	134.6	**–**	–
Amounts owed by joint ventures	**0.9**	0.7	**–**	–
Amounts owed by associated undertakings	**0.9**	0.9	**–**	–
Dividends receivable	**–**	0.6	**–**	54.5
Deferred tax asset	**11.1**	0.5	**–**	–
Other debtors	**14.7**	6.8	**–**	–
Prepayments and accrued income	**40.8**	15.2	**–**	–
	265.0	159.3	**–**	54.5

Further analysis of the group's deferred tax balances is provided in note 6. Deferred tax assets of £16.0m (2002 £0.4m) are recoverable after more than one year.

16 Current asset investments

	Group		Company	
	2003	2002	**2003**	2002
	£m	£m	**£m**	£m
Current asset investments	0.9	–	–	–

All investments are unlisted and represent 100% of the issued transferable convertible redeemable cumulative preference share capital of MRM Marketing Ltd, a UK company that carries out direct marketing.

17 Creditors

Amounts falling due within one year	Group		Company	
	2003 £m	2002 restated £m	**2003 £m**	2002 £m
Bank loans and overdrafts	**107.0**	40.8	**105.0**	40.6
Payments received on account	**125.4**	64.4	**–**	–
Trade creditors	**32.2**	22.9	**–**	–
Amounts owed to joint ventures	**1.4**	1.3	**–**	–
Amounts owed to associated undertakings	**0.2**	0.2	**–**	–
Corporation tax	**15.3**	6.7	**–**	–
Other taxation and social security	**34.0**	27.5	**0.1**	0.1
Dividends payable	**9.0**	6.6	**9.0**	6.5
Other creditors	**9.1**	9.5	**0.2**	0.1
Obligations under finance leases	**0.4**	–	**–**	–
Accruals and deferred income	**92.4**	48.5	**4.0**	1.9
	426.4	228.4	**118.3**	49.2

The 2002 figures have been restated due to a change in the revenue recognition policy (see note 1) resulting in an increase of £9.2m to payments received on account.

Amounts falling due after more than one year	Group		Company	
	2003 £m	2002 £m	**2003 £m**	2002 £m
Amounts owed to subsidiary undertakings	**–**	–	**91.1**	87.3
Bank loans	**291.9**	199.6	**290.9**	199.1
Obligations under finance leases	**0.6**	–	**–**	–
Other creditors	**1.8**	2.9	**–**	–
	294.3	202.5	**382.0**	286.4

Bank loans in the company include gross borrowings of $324.6m (£181.3m), €276.0m (£194.4m), and £25.2m that have been secured by guarantees issued by certain of the group's subsidiary undertakings including Taylor Nelson Sofres BV, which also has its shares pledged as security.

Interest on the secured committed bank facility of £490m (2002 £250m) is payable at the rate of 1.75% above LIBOR (2002 0.875% above LIBOR). In addition the company has uncommitted facilities of £53m (2002 £60m) upon which interest is payable at between 0.50% and 1.00% above LIBOR (2002 between 0.25% and 0.875% above LIBOR).

Bank loans are repayable as follows	Group		Company	
	2003 £m	2002 £m	**2003 £m**	2002 £m
Between one and two years	**19.2**	50.0	**18.8**	50.0
Between two and five years	**272.5**	149.4	**272.1**	149.1
Over five years	**0.2**	0.2	**–**	–
	291.9	199.6	**290.9**	199.1

£0.6m (2002 £nil) of obligations under finance leases is payable between one and two years. £0.4m (2002 £0.7m) of other creditors is payable between one and two years, £1.3m (2002 £1.6m) between two and five years and £0.1m (2002 £0.6m) over five years.

18 Provisions for liabilities and charges

Group	Contingent deferred consideration £m	Pensions and other post employment benefits £m	Restructuring £m	Vacant property £m	Other £m	Total £m
As at 1 January 2003	17.5	2.2	–	–	3.9	23.6
Acquisitions (note 12)	–	10.3	3.8	4.3	3.0	21.4
Created	6.1	1.2	1.2	–	2.8	11.3
Released	(0.1)	(0.2)	–	–	(0.1)	(0.4)
Utilised	(14.0)	(1.4)	(0.7)	–	(0.7)	(16.8)
Exchange differences	(0.1)	(0.8)	(0.4)	(0.4)	(0.2)	(1.9)
Reclassifications	–	1.1	–	–	6.3	7.4
Notional interest	0.1	–	–	–	–	0.1
As at 31 December 2003	**9.5**	**12.4**	**3.9**	**3.9**	**15.0**	**44.7**

Provisions for contingent deferred consideration have been discounted where the effect is material, using discount rates comparable with bank lending rates available to the group. Deferred consideration represents amounts that the group is contractually bound to pay in the future for acquisitions. The amounts are determined by future results of the acquired businesses or by TNS share price performance. The provisions are determined with reference to the latest information available and are expected to be paid within one to three years of the balance sheet date. A provision of £6.1m ($10m) for deferred consideration payable relating to the acquisition of NFO has been created in the company and an additional £(0.6)m of exchange differences have arisen in the year. This is payable in cash if the TNS average share price is greater than 146 pence for 20 consecutive trading days between 10 June 2004 and 9 August 2004.

Pension provisions are calculated from actuarial valuations of defined benefit plans or retirement benefit plans across the group. The provisions will be satisfied over the current service lives of employees. Post employment benefit provisions are calculated from actuarial valuations of post employment benefit plans across the group and will be satisfied over the lives of the members. The total pensions and post employment benefits provision of £12.4m at 31 December 2003 consists of £7.8m (2002 £2.2m) of pension provisions, £1.8m (2002 £nil) of post retirement benefits and £2.8m (2002 £nil) of statutory severance provisions payable when staff leave in certain territories.

Restructuring provisions consist of provisions acquired with NFO of £2.8m and £1.1m, relating to the reorganisation and integration of the TNS and NFO businesses. An analysis of these provisions is shown below:

	NFO reorganisation £m	TNS reorganisation £m	Total £m
As at 1 January 2003	–	–	–
Acquired with NFO	3.8	–	3.8
Created	–	1.2	1.2
Utilised	(0.7)	–	(0.7)
Exchange	(0.3)	(0.1)	(0.4)
As at 31 December 2003	**2.8**	**1.1**	**3.9**

The NFO reorganisation provision includes £1.3m payable under contractual arrangements with employees for previous changes in control, payable in 2004, and severance costs payable when the relevant employees leave NFO's employment. These costs all relate to NFO reorganisations carried out before the business was acquired by the group. The TNS reorganisation provision consists mainly of severance costs and will be satisfied in 2004.

Vacant property provisions represent the net rental cost to the group of empty leasehold properties up to the end of the relevant lease periods. The provisions are expected to be utilised by 2013. Other provisions consists largely of panel incentives of £6.2m and closure costs of £1.1m. The remaining provisions consist of liabilities arising as a result of ongoing litigation or claims and other amounts that are not individually material to the group. The amounts are expected to be paid within one to five years.

19 Financial instruments

TNS operates a central treasury function providing services to the group. It arranges loans and funding, invests surplus liquidity and manages financial risk. Group Treasury is not a profit centre and no speculative trades are permitted or executed. It operates within specific policies, agreed by the board, to control and monitor financial risk within the group and reports regularly to the board against these policy requirements. Monthly reports to the board summarise new Treasury activity and measures of effectiveness. Prudent and controlled use is made of financial instruments where appropriate, principally to reduce fluctuation in interest costs. Forward exchange contracts and options are used to reduce fluctuation in exchange rates. Transactions are effected with relationship banks as counter parties.

For the purposes of the disclosures which follow in this note, short term debtors and creditors and provisions which arise directly from the group's operations have been excluded as permitted under FRS 13. The disclosures therefore focus on those financial instruments that play a significant medium to long term role in the financial risk profile of the group. An analysis of the carrying value of all financial assets and liabilities is given in the fair value table on page 51.

Currency risk

The group's principal exposures to exchange rate fluctuations arise on the translation of overseas net assets and profits into sterling for accounting purposes. The principal foreign currencies for the group are euro and US dollar. The group's transactional foreign exchange exposure results mainly from sales and purchases of services between members of the group and is hedged by matching cash flows through a netting process. Any significant residual exposures are covered on a short term basis by spot or forward exchange contracts.

Translation exposures arising on consolidation of the group's overseas net assets are reduced by broadly matching assets with borrowings in each major foreign currency. This provides a hedge against currency fluctuations by matching currency loans with the underlying assets in the same currency. The net movement in exchange reserves after the effect of hedging is a loss of £19.4m after taxation (2002 loss of £6.6m). The risk of currency translation of profits denominated in foreign currency is partly mitigated by the use of option contracts. In 2003 the financial effect of such items was immaterial.

Interest rate risk

The group has an exposure to variations in interest rates on its borrowings and manages these by fixing debt through drawings of loans for extended periods and the use of interest rate hedging products such as swaps and forward rate agreements. Group Treasury policy requires between 25% and 75% of borrowings to be maintained at fixed rates. However, to benefit from the current low levels of interest rates, the board has approved an increase in the maximum level of fixed rate debt to 100%. At the year end, gross debt was £399.9m (2002 £240.4m) of which £230.5m (58%) (2002 £148.9m (62%)) was at fixed rate. Net debt at 31 December 2003 was £367.7m (2002 £204.8m).

The group uses derivative financial instruments to hedge exposures to fluctuations in interest rates on borrowings. Receipts and payments on such instruments are recognised on an accruals basis, over the life of the instrument.

A 1% rise in interest rates would effect the overall interest charge as follows: GBP, no change (2002 £0.2m reduction); US, £0.4m increase (2002 £0.4m increase); euro, £0.6m increase (2002 £0.2m increase).

Liquidity risk

The group maintains a balance between certainty of funding and a flexible, cost effective structure. Policy therefore dictates at least 20% capacity based on current debt profile be maintained. At 31 December 2003, £490m (2002 £250m) of committed facilities and £53m (2002 £60m) of uncommitted facilities were available to the group.

19 Financial instruments (continued)

Currency and interest rate disclosure of financial assets and liabilities

The various interest rate and currency exposures of the group's financial liabilities at 31 December were

				Average years to maturity	
2003	Total £m	Floating rate £m	Fixed rate £m	Floating rate	Fixed rate
Sterling	20.8	0.2	20.6	3.1	3.1
Euro	196.8	95.2	101.6	3.1	3.1
US dollar	195.0	73.6	121.4	3.1	3.2
Other	0.7	0.4	0.3	2.0	1.3
	413.3	**169.4**	**243.9**	**3.1**	**3.1**

				Average years to maturity	
2002	Total £m	Floating rate £m	Fixed rate £m	Floating rate	Fixed rate
Sterling	24.6	–	24.6	–	2.8
Euro	117.8	30.8	87.0	2.1	2.4
US dollar	115.3	60.8	54.5	2.4	1.8
Other	0.3	–	0.3	–	1.1
	258.0	91.6	166.4	2.3	2.3

Floating rate financial liabilities bear interest at rates based on LIBOR or PIBOR. Fixed rate financial liabilities relate to the hedged proportion of borrowings, deferred consideration and future property rental provisions.

The weighted average interest rate for fixed rate financial liabilities is sterling 7.31% (2002 6.56%), euro 5.21% (2002 5.20%) and US dollar 3.75% (2002 4.71%).

The currency and interest rate exposures of financial assets at 31 December were

	2003 £m	2002 £m
Sterling	**7.7**	20.5
Euro	**11.1**	7.5
US dollar	**6.7**	4.7
Other	**6.7**	2.9
	32.2	35.6

Financial assets represents cash which attracts interest at floating rates. The group also holds £0.9m (2002 £nil) of transferable convertible redeemable cumulative preference shares, which attract interest based on LIBOR (note 16).

The maturity profile of the book value of the group's financial liabilities is

	Total financial liabilities[1]		Gross borrowings[2]		Net borrowings[3]	
	2003 £m	2002 £m	**2003 £m**	2002 £m	**2003 £m**	2002 £m
Within one year	**115.1**	54.0	**107.4**	40.8	**75.2**	5.2
Between one and two years	**21.2**	52.1	**19.8**	50.0	**19.8**	50.0
Between two and five years	**275.1**	151.7	**272.5**	149.4	**272.5**	149.4
Over five years	**1.9**	0.2	**0.2**	0.2	**0.2**	0.2
	413.3	258.0	**399.9**	240.4	**367.7**	204.8

[1] Bank loans net of arrangement fees, obligations under finance leases, future property rentals, and deferred consideration.
[2] Bank loans net of arrangement fees and obligations under finance leases.
[3] Gross borrowings less cash.

19 Financial instruments (continued)

The maturity profile of the group's committed but undrawn borrowing facilities at 31 December was

	2003 £m	2002 £m
Within one year	**23.4**	45.9
One to two years	**20.0**	–
Two to five years	**45.7**	–
	89.1	45.9

Analysis of net monetary assets and liabilities by reference to principal functional currencies

	2003				2002			
	Euro £m	US dollar £m	Other £m	**Total £m**	Euro £m	US dollar £m	Other £m	Total £m
Functional currency of group operations								
Sterling	2.3	3.1	–	**5.4**	3.1	1.5	–	4.6
Euro	–	0.6	0.2	**0.8**	–	0.1	–	0.1
US dollar	(0.2)	–	0.2	**–**	(0.1)	–	–	(0.1)
Other	0.1	(0.1)	–	**–**	–	–	–	–
	2.2	3.6	0.4	**6.2**	3.0	1.6	–	4.6

Fair value of financial assets and liabilities

The table below comprises book value and fair value of the group's financial assets and liabilities at 31 December. Fair value is based on the market price of comparable instruments at the balance sheet date.

	2003		2002	
	Book value £m	**Fair value £m**	Book value £m	Fair value £m
Overdraft, borrowings and finance leases	**(399.9)**	**(399.9)**	(240.4)	(240.4)
Deferred consideration and future property rentals	**(13.4)**	**(13.4)**	(17.6)	(17.6)
Cash and liquid funds	**32.2**	**32.2**	35.6	35.6
	(381.1)	**(381.1)**	(222.4)	(222.4)
Derivative instruments held to manage currency *exposure on future interest payments*	**–**	**(0.2)**	–	(0.2)
Derivative instruments held to manage interest rate exposure	**–**	**(3.1)**	–	(5.3)

Hedging gains and losses

At 1 January 2003, there were unrecognised losses on interest rate hedges of £5.3m. During 2003 £3.7m of losses (2002 £1.9m losses) were recognised in the interest charge. The decrease in fair value relating to existing and new hedges during the year was £1.5m (2002 decrease of £5.8m). At 31 December 2003, there were unrecognised losses on interest rate hedges of £3.1m (2002 £5.3m), of which £2.0m is expected to be recognised in 2004 income and £1.1m in 2005 or later. There were no deferred gains or losses at 31 December 2003 (2002 £nil).

Gains and losses on financial assets and liabilities for which hedge accounting has been used

The group matches currency assets to loans/funding in the same or closely related currency. Under SSAP 20, the residue is passed to reserves. In 2003, this totalled a loss of £19.4m (2002 loss of £7.3m). £9.5m of net exchange gains on foreign currency loans (2002 £5.7m) have been offset in reserves against exchange losses on the net investment in overseas subsidiaries of £28.9m (2002 £13.0m).

20 Pensions and similar obligations

The group operates a number of pension and post retirement benefit plans for its employees throughout the world, as well as complying with local laws and regulations relating to the payment of retirement benefits. The assets of all funded pension plans are held separately from those of the group. Total provisions in respect of the group's pension and post retirement benefit plans are shown in note 18.

UK

The pension plans in the UK are primarily defined contribution plans and the group's contribution to such plans ranges from 4% to 8% of salary, rising with the age of employees. There are two defined benefit plans which are closed to new members and future accruals. Both plans were valued by independent qualified actuaries in 2001 using the projected unit method. The market value of assets of these plans was £3.6m, which represented 172% of the benefits that have accrued to members. The principal assumptions used were a discount rate of 5.8% and that salary increases would be 3.0% per annum. Pension increases were assumed to be nil. The cost in the year for defined contribution plans was £1.9m (2002 £2.0m) and for defined benefit plans was £nil (2002 £nil).

France

Companies in France participate in state compulsory arrangements. Regulations in France require that a lump sum be paid to employees on retirement, based on their final salary and the number of years' service. The provisions required to meet these amounts were assessed by independent qualified actuaries in 2003 and full provision has been made for the £2.1m (2002 £1.5m) liability identified. Movements in the liability are charged or credited to the profit and loss account in the year they are identified.

US

There are defined contribution pension plans in operation in the US, where the group undertakes to pay a contribution based on amounts paid by employees up to a maximum. Costs are charged to the profit and loss account in the period they are incurred. The group also operates three defined benefit plans including the NFOR plan, which was acquired with the NFO acquisition. The NFOR plan was valued in 2003 by independent qualified actuaries using the projected unit method. Principal assumptions used were a discount rate of 6.25% and salary increases of 3.50% per annum. Pensions increases were assumed to be nil. The market value of assets of this plan was £5.9m which represented 54% of the accrued benefits. The CMR plan was valued by independent qualified actuaries in 2002 using the unit credit method. The market value of assets of this plan was £1.2m, which represented 175% of the accrued benefits. The cost in the year for defined contribution plans was £1.2m (2002 £0.1m) and for defined benefit plans was £0.5m (2002 £nil).

There are also unfunded post retirement healthcare and life assurance plans, which were acquired with NFO. Liabilities have been calculated by independent qualified actuaries in 2003 using actuarial valuations. Principal assumptions used were a discount rate of 6.25% and salary increases of 3.50% per annum. The cost in the year was £0.1m (2002 £nil). Assumed healthcare inflation rates are 9% at 31 December 2003 grading down to 5% in 2008 and thereafter.

Netherlands

The group operates a defined benefit plan in the Netherlands. This plan is insured, although indexation increases to pensions in payment remain the responsibility of the company. Provision for these indexation increases is made based on actuarial assessments made by independent qualified actuaries in 2001. The cost in the year was £0.5m (2002 £0.6m).

Other countries

Where there are local requirements to provide lump sum payments at the time employees retire, provision has been made based on local actuarial assessments. The cost in the year was £0.5m (2002 £0.3m).

FRS 17 disclosures

On 30 November 2000, the Accounting Standards Board introduced a new standard, FRS 17 Retirement Benefits, replacing SSAP 24 Accounting for Pension Costs. FRS 17 is fully effective for periods beginning on or after 1 January 2005, although disclosures are required in the transitional period. The third year of disclosures is set out below.

20 Pensions and similar obligations (continued)

The following assumptions have been used to arrive at the FRS 17 valuations, for the principal plans:

2003	**UK** %	**France** %	**US** %	**Netherlands** %
Rate of increase in salaries	**4.50**	**2.70**	**3.50**	**3.00**
Rate of increase for pensions in payment and deferred pensions	–	–	–	**2.00**
Discount rate	**5.40**	**4.90**	**6.25**	**5.20**
Inflation assumption	**3.00**	**1.70**	**2.80**	**2.00**
Long term expected rate of return on equities	**6.25**	**6.25**	**9.00**	**7.50**
Long term expected rate of return on bonds and cash	**5.25**	**5.25**	**6.00**	**5.25**

2002	UK %	France %	US %	Netherlands %
Rate of increase in salaries	3.90	2.50	3.30	1.50
Rate of increase for pensions in payment and deferred pensions	–	–	–	1.50
Discount rate	5.50	5.40	6.20	5.40
Inflation assumption	2.40	1.50	2.30	1.50
Long term expected rate of return on equities	6.25	6.25	6.25	6.25
Long term expected rate of return on bonds and cash	5.25	5.25	5.25	5.25

2001	UK %	France %	US %	Netherlands %
Rate of increase in salaries	3.00	2.50	3.00	2.00
Rate of increase for pensions in payment and deferred pensions	–	–	–	2.00
Discount rate	5.80	5.80	6.90	5.80
Inflation assumption	2.00	2.00	2.00	2.00
Long term expected rate of return on equities	6.25	6.25	6.25	6.25
Long term expected rate of return on bonds and cash	5.25	5.25	5.25	5.25

The valuation of plan liabilities has been updated to 31 December 2003 by independent qualified actuaries from the full actuarial valuation detailed above by country. Contributions for 2004 are expected to remain at the same level as 2003.

The assets and liabilities of the pension and benefit plans at 31 December 2003, 31 December 2002 and 31 December 2001 are as shown below.

2003	**UK** £m	**France** £m	**US** £m	**Netherlands** £m	**Other** £m	**Total** £m
Balance sheet						
Equities	**0.3**	**–**	**4.7**	**1.3**	**–**	**6.3**
Bonds and cash	**2.9**	**–**	**2.2**	**10.0**	**1.0**	**16.1**
Market value of assets	**3.2**	**–**	**6.9**	**11.3**	**1.0**	**22.4**
Value of liabilities	**(2.7)**	**(2.1)**	**(13.6)**	**(11.4)**	**(4.0)**	**(33.8)**
Surplus/(deficit)	**0.5**	**(2.1)**	**(6.7)**	**(0.1)**	**(3.0)**	**(11.4)**
Related deferred tax	**(0.4)**	**–**	**2.2**	**–**	**–**	**1.8**
	0.1	**(2.1)**	**(4.5)**	**(0.1)**	**(3.0)**	**(9.6)**
Funding level	**119%**	**–**	**51%**	**99%**	**25%**	**66%**
Provisions carried under SSAP 24						**(9.9)**
Increase in net assets under FRS 17						**0.3**

20 Pensions and similar obligations (continued)

2002	UK £m	France £m	US £m	Netherlands £m	Other £m	Total £m
Balance sheet						
Equities	0.2	–	0.6	2.3	–	3.1
Bonds and cash	3.0	–	0.3	6.2	–	9.5
Market value of assets	3.2	–	0.9	8.5	–	12.6
Value of liabilities	(2.9)	(1.7)	(0.9)	(8.1)	(1.0)	(14.6)
(Deficit)/surplus	0.3	(1.7)	–	0.4	(1.0)	(2.0)
Related deferred tax	(0.1)	–	–	(0.2)	–	(0.3)
	0.2	(1.7)	–	0.2	(1.0)	(2.3)
Funding level	110%	–	100%	105%	–	86%
Provisions carried under SSAP 24						(2.6)
Increase in net assets under FRS 17						**0.3**

2001	UK £m	France £m	US £m	Netherlands £m	Other £m	Total £m
Balance sheet						
Equities	0.2	–	1.0	1.6	–	2.8
Bonds and cash	3.4	–	0.3	6.4	–	10.1
Market value of assets	3.6	–	1.3	8.0	–	12.9
Value of liabilities	(2.1)	(1.9)	(0.7)	(7.6)	(0.7)	(13.0)
(Deficit)/surplus	1.5	(1.9)	0.6	0.4	(0.7)	(0.1)
Related deferred tax	(0.4)	–	(0.2)	(0.1)	–	(0.7)
	1.1	(1.9)	0.4	0.3	(0.7)	(0.8)
Funding level	171%	–	185%	105%	–	99%
Provisions carried under SSAP 24						(3.0)
Increase in net assets under FRS 17						**2.2**

20 Pensions and similar obligations (continued)

The following amounts would be recorded in the profit and loss account under FRS 17.

2003	UK £m	France £m	US £m	Netherlands £m	Other £m	Total £m
Current service cost	**–**	**(0.1)**	**(0.5)**	**(0.6)**	**(0.5)**	**(1.7)**
Other finance income						
Interest on liabilities	**(0.1)**	**(0.1)**	**(0.4)**	**(0.4)**	**–**	**(1.0)**
Expected return on assets	**0.1**	**–**	**0.2**	**0.5**	**–**	**0.8**
	–	**(0.1)**	**(0.2)**	**0.1**	**–**	**(0.2)**

2002	UK £m	France £m	US £m	Netherlands £m	Other £m	Total £m
Current service cost	–	(0.1)	–	(0.6)	(0.3)	(1.0)
Other finance income						
Interest on liabilities	(0.1)	(0.1)	(0.1)	(0.4)	–	(0.7)
Expected return on assets	0.2	–	0.1	0.4	–	0.7
	0.1	(0.1)	–	–	–	–

Under FRS 17, the group's deficit on its profit and loss reserve would decrease from £68.6m to £68.3m (2002 decrease from £99.7m to £99.4m). This would increase the group's net assets from £81.9m to £82.2m (2002 increase from £31.7m to £32.0m).

The movement in the FRS 17 valuations from 31 December 2002 to 31 December 2003 and from 31 December 2001 to 31 December 2002 would be reflected as follows if they were recorded in the group accounts.

	UK		France		US		Netherlands		Other		Total	
2003	**£m**	**%***	**£m**	**%***	**£m**	**%***	**£m**	**%***	**£m**	**%***	**£m**	**%***
Statement of total recognised gains and losses (STRGL)												
Actual less expected return on assets	**0.2**	**6**	**–**	**–**	**0.4**	**6**	**2.3**	**20**	**–**	**–**	**2.9**	**13**
Change of assumptions	**(0.1)**	**(4)**	**(0.2)**	**(10)**	**–**	**–**	**(2.1)**	**(18)**	**–**	**–**	**(2.4)**	**(7)**
Experience gain/(loss) on scheme liabilities	**0.1**	**4**	**–**	**–**	**0.9**	**7**	**(0.6)**	**(5)**	**–**	**–**	**0.4**	**1**
	0.2		**(0.2)**		**1.3**		**(0.4)**		**–**		**0.9**	
Movement in FRS 17 provision												
Previous surplus/(deficit)	**0.3**		**(1.7)**		**–**		**0.4**		**(1.0)**		**(2.0)**	
Acquired with NFO	**–**		**–**		**(8.6)**		**–**		**(1.5)**		**(10.1)**	
Contributions	**–**		**–**		**1.3**		**0.4**		**–**		**1.7**	
Service cost	**–**		**(0.1)**		**(0.5)**		**(0.6)**		**(0.5)**		**(1.7)**	
Other finance income	**–**		**(0.1)**		**(0.2)**		**0.1**		**–**		**(0.2)**	
STRGL	**0.2**		**(0.2)**		**1.3**		**(0.4)**		**–**		**0.9**	
Current surplus/(deficit)	**0.5**		**(2.1)**		**(6.7)**		**(0.1)**		**(3.0)**		**(11.4)**	

20 Pensions and similar obligations (continued)

2002	UK £m	UK %*	France £m	France %*	US £m	US %*	Netherlands £m	Netherlands %*	Other £m	Other %*	Total £m	Total %*
Statement of total recognised gains and losses (STRGL)												
Actual less expected return on assets	(1.2)	(38)	–	–	(0.4)	(44)	–	–	–	–	(1.6)	(13)
Change of assumptions	(0.3)	(10)	(0.1)	(6)	(0.2)	(22)	(1.2)	(15)	–	–	(1.8)	(12)
Gain on scheme liabilities	0.1	3	0.5	29	–	–	1.5	18	–	–	2.1	14
	(1.4)		0.4		(0.6)		0.3		–		(1.3)	
Movement in FRS 17 provision												
Previous surplus/(deficit)	1.5		(1.9)		0.6		0.4		(0.7)		(0.1)	
Contributions	0.1		–		–		0.3		–		0.4	
Service cost	–		(0.1)		–		(0.6)		(0.3)		(1.0)	
Other finance income	0.1		(0.1)		–		–		–		–	
STRGL	(1.4)		0.4		(0.6)		0.3		–		(1.3)	
Current surplus/(deficit)	0.3		(1.7)		–		0.4		(1.0)		(2.0)	

* The percentage for actual less expected return on assets is expressed as a percentage of the market value of assets. The percentages for change of assumptions and gain/(loss) on scheme liabilities are expressed as a percentage of the value of liabilities.

21 Share capital

	2003 Number of shares	2002 Number of shares	**2003 £000**	2002 £000
Authorised				
Ordinary shares of 5p each	**510,000,000**	510,000,000	**25,500**	25,500
Allotted, called up and paid				
At 1 January	**391,152,393**	389,236,975	**19,558**	19,462
Share options exercised during year				
Acquisition of NFO – consideration	**11,688,218**	–	**584**	–
Acquisition of NFO – placement	**39,100,000**	–	**1,955**	–
Executive Share Plans	**973,486**	1,230,740	**49**	62
Savings Related Share Plans	**472,297**	26,182	**24**	1
QUEST	**–**	456,144	**–**	23
WESP	**5,153**	202,352	**–**	10
At 31 December	**443,391,547**	391,152,393	**22,170**	19,558

As part of the acquisition of NFO, the company issued 11,688,218 shares for £15.3m ($25m) as part consideration for the deal. The company also raised £52.0m by the placement of 39.1m shares at 133 pence on 14 May 2003 (see note 23). During 2003, 973,486 shares were issued to employees following the exercise of options under the Executive Share Option Plan for a total consideration of £811,000. Since 31 December 2003, a further 16,000 shares have been issued to employees on the exercise of options granted under the plan. During 2003, 472,297 shares were issued to employees following the exercise of options under the Savings Related Share Option Plan for a total consideration of £359,000.

During 2003, no shares were issued to the QUEST. During 2003, 5,153 shares were issued to employees following the exercise of options under the WESP for a total consideration of £7,000. Since 31 December 2003, no further shares have been issued to employees or to the QUEST on the exercise of options granted under the QUEST, Savings Related Share Option Plan or WESP.

22 Options and rights in shares of the company

At 31 December 2003, options had been granted and were still outstanding in respect of the company's shares under the company share option plans. Details of the plans are set out in the remuneration report on pages 73 to 79. The exercise of options under the Executive Share Option Plan, the Savings Related Share Option Plan and the WESP may require the issue of new shares. The long-term incentive plans and equity participation plan use shares held by the ESOP and EBT trusts.

Year of grant	Exercise price pence	Exercise period	**2003 Number of shares**	2002 Number of shares
Long-Term Incentive Plans				
1996	12.125	1999-2003	**–**	19,250
1997	12.125	2000-2004	**33,000**	68,000
1998	12.125	2001-2005	**163,634**	636,360
1998	95.000	2001-2005	**1,406,821**	2,182,731
1998	75.000	2001-2005	**365,000**	2,045,000
1999	75.000	2002-2006	**450,000**	500,000
2002	75.000	2005-2009	**295,275**	295,275
2002	–	2004-2009	**116,000**	116,000
			2,829,730	5,862,616
Executive Share Option Plans				
1993	22.95	1996-2003	**–**	49,512
1994	27.72	1997-2004	**–**	55,014
1996	47.48	1999-2006	**25,031**	57,213
1997	47.48	2002-2007	**91,322**	202,449
1998	86.25	2001-2008	**610,750**	1,226,750
1999	136.75	2002-2009	**1,107,604**	1,301,234
1999	185.00	2002-2009	**40,000**	40,000
2000	237.50	2003-2010	**1,414,000**	1,403,000
2001	218.00	2004-2011	**1,630,000**	1,690,000
2001	203.50	2004-2008	**430,000**	430,000
2002	232.50	2005-2009	**984,701**	1,009,701
2002	195.00	2005-2009	**1,647,500**	1,692,500
2002	184.00	2005-2009	**1,078,500**	1,078,500
2002	184.00	2005-2012	**181,500**	181,500
2002	141.00	2005-2009	**260,000**	260,000
2003	102.00	2006-2013	**196,854**	–
2003	102.00	2006-2010	**4,006,146**	–
2003	213.00	2006-2013	**98,588**	–
2003	213.00	2006-2010	**4,253,254**	–
			18,055,750	10,677,373
Savings Related Share Option Plan				
1996	31.81	2001-2003	**–**	90,711
1997	38.17	2002	**–**	17,352
1997	38.17	2004	**129,723**	129,723
1998	87.00	2003	**14,827**	384,854
1998	87.00	2005	**110,621**	119,406
1998	167.00	2002	**–**	1,972
1999	135.00	2004	**272,800**	307,350
1999	135.00	2006	**52,800**	60,966
			580,771	1,112,334

22 Options and rights in shares of the company (continued)

Year of grant	Exercise price pence	Exercise period	**2003 Number of shares**	2002 Number of shares
Worldwide Employee Sharesave Plan				
1999	91.50	2004-2005	**704,899**	763,259
1999	129.50	2004-2005	**80,739**	86,854
1999	145.00	2005	**29,736**	36,192
1999	181.00	2003	**–**	26,256
2000	249.50	2003-2004	**62,626**	93,024
2000	200.00	2005-2006	**267,014**	393,320
2000	200.00	2007-2008	**37,479**	49,899
2000	235.56	2005-2006	**44,892**	47,924
2000	248.50	2005-2006	**–**	5,837
2001	213.50	2004-2005	**72,677**	113,613
2001	171.00	2006-2007	**259,970**	466,827
2001	171.00	2008-2009	**27,413**	37,467
2001	218.40	2006-2007	**18,049**	21,712
2001	213.50	2006-2007	**4,244**	4,244
2001	160.00	2004-2005	**21,081**	39,147
2001	128.00	2006-2007	**55,921**	112,192
2002	228.00	2005	**103,449**	189,956
2002	183.00	2007	**319,458**	654,964
2002	194.00	2007	**2,013**	2,013
2002	228.00	2007	**1,960**	1,960
2002	224.00	2007	**5,623**	5,623
2002	183.00	2009	**18,538**	53,184
2002	131.00	2005-2006	**9,714**	25,893
2002	105.00	2007-2008	**30,690**	83,755
2003	114.00	2006-2007	**728,479**	–
2003	91.00	2008-2009	**2,233,262**	–
2003	120.00	2007-2008	**2,006**	–
2003	96.00	2008-2009	**37,944**	–
2003	91.00	2010-2011	**202,921**	–
			5,382,797	3,315,115
Equity Participation Plan				
2003	–	2006-2013	**132,030**	–
2003	–	2006-2013	**25,751**	–
			157,781	–

In accordance with UITF 17, the company has elected to apply the exemption for approved SAYE plans and equivalent overseas plans to the Savings Related Share Option Plan and the WESP.

23 Share premium account and reserves

Group	Share premium account £m	Other reserves £m	Merger reserve £m	Profit and loss account £m
At 1 January 2003 as previously stated	105.3	1.2	–	(90.5)
Prior year adjustment (note 1)	–	–	–	(9.2)
At 1 January 2003 as restated	105.3	1.2	–	(99.7)
Exchange differences	–	–	–	(19.4)
Arising on issue of shares	15.8	–	–	–
Placement of share capital	–	–	50.0	–
Transfer to profit and loss account on redemption of shares	–	–	(50.0)	50.0
Disposal of goodwill in reserves	–	–	–	0.7
Issue costs	(1.1)	–	–	–
Amounts arising from the exercise of share options (note 13)	–	0.2	–	–
Retained loss for the year	–	–	–	(0.2)
At 31 December 2003	**120.0**	**1.4**	**–**	**(68.6)**

Goodwill arising on consolidation prior to 1 January 1998 of £144.7m has been eliminated against reserves.

Company	Share premium account £m	Other reserves £m	Merger reserve £m	Profit and loss account £m
At 1 January 2003	105.3	0.8	1.6	6.2
Exchange differences	–	–	–	(10.1)
Arising on issue of shares	15.8	–	–	–
Placement of share capital	–	–	50.0	–
Transfer to profit and loss account on redemption of shares	–	–	(50.0)	50.0
Issue costs	(1.1)	–	–	–
Amounts arising on the exercise of share options (note 13)	–	0.2	–	–
Retained loss for the year	–	–	–	(30.3)
At 31 December 2003	**120.0**	**1.0**	**1.6**	**15.8**

The merger reserve in the company arises on the issue of shares as consideration for acquisitions and has been offset against the profit and loss reserve on consolidation. During the year, the company raised £52.0m by the private placement of 39.1m ordinary 5p shares for 133 pence per share. The shares were issued in exchange for 100% of the equity and preference share capital of Nectar Capital Limited (NCL), a company incorporated in Jersey. NCL was incorporated to facilitate the acquisition of NFO. The premium on the placement shares was taken to the merger reserve in accordance with the provisions of section 131 of the Companies Act 1985 and subsequently transferred to the profit and loss reserve on the redemption of the shares in NCL. Issue costs of £1.1m relate to expenses incurred in connection with the placement.

24 Related party transactions

Transactions with associated undertakings	2003 £m	2002 £m
Turnover	**0.5**	0.3
Purchases	**(0.2)**	(0.5)
Amounts owed to associated undertakings at 31 December	**(0.2)**	(0.2)
Amounts owed by associated undertakings at 31 December	**0.9**	0.9

Transactions with joint ventures	2003 £m	2002 £m
Turnover	**1.8**	1.0
Purchases	**(1.0)**	(1.1)
Amounts owed to joint ventures at 31 December	**(1.4)**	(1.3)
Amounts owed by joint ventures at 31 December	**0.9**	0.7

Prior to its acquisition by TNS, NFO incurred service charges of £1.7m charged by its parent, IPG, in 2003 (2002 £5.8m) and interest charges on intercompany funding of £2.9m (2002 £6.2m)

25 Consolidated statement of cash flow

Reconciliation of operating profit to net cash inflow from operating activities	2003 £m	2002 £m
Operating profit	**45.7**	38.3
Amortisation and impairment of intangible fixed assets	**23.8**	20.0
Depreciation of tangible fixed assets	**22.5**	19.3
Profit on sale of fixed assets	**(1.2)**	(0.3)
Decrease in stock – work-in-progress	**8.5**	6.1
(Increase) in debtors	**(16.5)**	(12.5)
Increase/(decrease) in creditors	**20.0**	(4.4)
Increase in provisions	**2.1**	0.5
Net cash inflow from continuing operating activities	**104.9**	67.0

Operating cash flows from continuing activities include an outflow of £5.5m relating to integration costs of £9.0m.

Reconciliation of net cash flow to movement in net debt	2003 £m
Decrease in cash in the year	**(3.0)**
Cash inflow from increase in debt	**(170.5)**
Change in net debt resulting from cash flows	**(173.5)**
Translation difference	**9.2**
Non-cash movement	**(1.7)**
Capitalised arrangement fees	**5.6**
Loans and finance leases acquired	**(2.5)**
Movement in net debt in the year	**(162.9)**
Net debt at 1 January 2003	**(204.8)**
Net debt at 31 December 2003	**(367.7)**

25 Consolidated statement of cash flow (continued)

Analysis of net debt

	At 1 Jan 2003 £m	Cash flow £m	Exchange movement £m	Acquisitions £m	Non-cash movements £m	**At 31 Dec 2003 £m**
Cash at bank and in hand	35.6	(13.9)	(0.4)	10.9	–	**32.2**
Loans repayable within 1 year	(40.8)	(68.3)	3.5	(1.4)	–	**(107.0)**
Loans repayable after more than 1 year	(199.6)	(96.6)	6.0	–	(1.7)	**(291.9)**
Obligations under finance leases	–	–	0.1	(1.1)	–	**(1.0)**
	(204.8)	(178.8)	9.2	8.4	(1.7)	**(367.7)**

The net non-cash movement represents principally the amortisation and write off of arrangement fees.

Analysis of the net cash outflow in respect of the purchase of subsidiary undertakings and businesses

	2003 £m
Cash consideration	
prior year acquisitions	**(14.0)**
2003 *acquisitions including £2.2m recoverable*	**(265.8)**
	(279.8)
Net cash acquired	**10.9**
Net cash outflow in respect of the purchase of subsidiary undertakings and businesses	**(268.9)**

26 Financial commitments

	Group		Company	
Capital commitments	**2003 £m**	2002 £m	**2003 £m**	2002 £m
Contracted but not provided for	**–**	0.5	**–**	–

Annual lease commitments

Operating leases which expire

	2003		2002	
	Property £m	**Equipment £m**	Property £m	Equipment £m
Within one year	**2.7**	**1.8**	3.1	0.7
In two to five years	**10.9**	**2.8**	7.1	1.0
Over five years	**7.9**	**–**	6.6	–
	21.5	**4.6**	16.8	1.7

27 Guarantees and contingencies

Bank loans and credit facilities of the group have been jointly and severally guaranteed by the company and certain subsidiary undertakings. The maximum liabilities which could arise under these arrangements are £490m (2002 £250m). At 31 December 2003, amounts outstanding were £400.9m (2002 £204.1m). The shares of Taylor Nelson Sofres BV, a subsidiary undertaking, have been pledged as security in relation to these arrangements.

Sofres SA has provided guarantees in the form of a letter of intent in relation to loans taken out to purchase properties in France. At 31 December 2003, the total loans outstanding were £0.4m (2002 £0.5m), of which £nil (2002 £nil) was secured over relevant properties.

A number of group companies have provided guarantees relating to rental commitments and commercial contracts in the normal course of business. At 31 December 2003, the total amounts guaranteed were £3.8m (2002 £1.0m).

Various group companies are parties to legal actions and claims, the most significant of which are associated with employment-related matters of £4.4m (2002 £3.0m). Although there is uncertainty regarding the final outcome of these claims, the directors believe that adequate provision has been made for anticipated liabilities.

The group is also involved in various other legal proceedings arising out of the normal course of business. The directors believe that the outcome of these proceedings is uncertain but is unlikely to have a material effect on the group's financial position.

Independent auditors' report

to the members of Taylor Nelson Sofres plc

We have audited the financial statements which comprise the group profit and loss account, the group and company balance sheets, the group cash flow statement, the statement of total recognised gains and losses, the reconciliation of movements in shareholders' funds and the related notes to the financial statements. We have also audited the disclosures required by Part 3 of Schedule 7A to the Companies Act 1985 contained in the directors' remuneration report ('the auditable part').

Respective responsibilities of directors and auditors

The directors' responsibilities for preparing the annual report and the financial statements in accordance with applicable United Kingdom law and accounting standards are set out in the statement of directors' responsibilities. The directors are also responsible for preparing the directors' remuneration report.

Our responsibility is to audit the financial statements and the auditable part of the directors' remuneration report in accordance with relevant legal and regulatory requirements and United Kingdom Auditing Standards issued by the Auditing Practices Board. This report, including the opinion, has been prepared for and only for the company's members as a body in accordance with Section 235 of the Companies Act 1985 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or in to whose hands it may come save where expressly agreed by our prior consent in writing.

We report to you our opinion as to whether the financial statements give a true and fair view and whether the financial statements and the auditable part of the directors' remuneration report have been properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the directors' report is not consistent with the financial statements, if the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and transactions is not disclosed.

We read the other information contained in the annual report and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. The other information comprises only the strategic focus, financial highlights, maintaining the momentum, specialist sectors, expertise, review section, market developments, chairman's statement, chief executive's statement, finance director's review, main board directors, directors' report, corporate governance statement, the unaudited part of the directors' remuneration report, five year summary, shareholder information and financial calendar.

We review whether the corporate governance statement reflects the company's compliance with the seven provisions of the Combined Code (issued in June 1998) specified for our review by the Listing Rules of the Financial Services Authority, and we report if it does not. We are not required to consider whether the board's statements on internal control cover all risks and controls, or to form an opinion on the effectiveness of the company's or group's corporate governance procedures or its risk and control procedures.

Basis of audit opinion

We conducted our audit in accordance with auditing standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements and the auditable part of the directors' remuneration report. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements and the auditable part of the directors' remuneration report are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion

In our opinion:

- the financial statements give a true and fair view of the state of affairs of the company and the group at 31 December 2003 and the profit and cash flows of the group for the year then ended;
- the financial statements have been properly prepared in accordance with the Companies Act 1985; and
- those parts of the directors' remuneration report required by Part 3 of Schedule 7A to the Companies Act 1985 have been properly prepared in accordance with the Companies Act 1985.

PricewaterhouseCoopers LLP
Chartered Accountants and Registered Auditors
London, 8 March 2004



top left to right
Tony Cowling, Mike Kirkham, David Lowden
bottom left to right
William Lipner, Andy Boland

Driven by real expertise



top left to right
Sharon Studer, Rob Rowley
bottom left to right
Dr Neil Cross, Dr Stephan Buck, Rémy Sautter

Main board directors

Tony Cowling, *Chairman* [3]
Age 68. A founder member of Taylor Nelson in 1965, he has played a key role in building the company to its present position – initiating many of its major acquisitions and specialist divisions. Became Chief Executive of Taylor Nelson AGB plc in 1989 and Executive Chairman of the merged Taylor Nelson Sofres at the end of 1997. He relinquished his CEO responsibilities in June 2001.

William Lipner, *Vice Chairman*
Age 56. Joined the board in July 2003, following the acquisition of NFO Worldgroup, Inc. (NFO). He chairs the board that oversees the majority of the group's research interests in North America. Originally joined NFO in 1974 and became CEO in 1982. He was the driving force in building NFO's access panel business in the US and in later establishing NFO's wider international business in 44 countries.

Mike Kirkham, *Chief Executive* [3]
Age 57. Joined AGB Research in 1970 and was appointed to the Taylor Nelson AGB board in 1992. He has extensive international experience, having had responsibility for a number of the group's activities in Europe, North America and Asia. In 1999, he was appointed Head of the sector executive committee, responsible for growing international specialist sector activities. Became Chief Executive in June 2001.

David Lowden, Chief Operating Officer
Age 46. Joined the group as Finance Director in 1999 and became Chief Operating Officer, with responsibility for the group's regional operations, in October 2003. He previously worked for a number of international companies, including ACNielsen and Federal Express Corporation.

Andy Boland, Finance Director
Age 34. Joined the group and was appointed to the board in January 2004. From 1998 to 2002, he held a number of finance positions at Cordiant Communications Group plc and became Group Finance Director in January 2003. Prior to that he worked in treasury and corporate finance at WPP Group plc, having qualified as a Chartered Accountant in 1995.

Non-executive directors

Dr Stephan Buck, Chairman of the nomination committee [2 3]
Age 67. Joined the board of AGB in 1968, shortly after its foundation and was associated with its growth to become the largest market research company in Europe. In particular Dr Buck set up and managed TV audience measurement services internationally. He is an Honorary Fellow of the Market Research Society and co-editor of its Journal.

Dr Neil Cross, Chairman of the audit committee [1 2]
Age 58. Joined the board in December 1996. He was a director of 3i Group plc from 1989 to December 1996. Among his current non-executive directorships are Alliance UniChem Plc, Close Technology & General VCT PLC (Chairman) and Dawson Holdings PLC. He is also Vice President of The Royal Society for the encouragement of Arts, Manufactures and Commerce (the RSA).

Rob Rowley, Senior Independent Director Chairman of the remuneration committee [1 2 3]
Age 54. Joined the board in September 2002. From 1990 to 2001 he was on the board of Reuters plc, serving as Finance Director from 1990 to 2000 and then as Chief Executive of Reuterspace. He is currently Executive Deputy Chairman of Cable and Wireless plc and a non-executive director of Prudential plc.

Rémy Sautter [2 3]
Age 58 Joined the board in November 2002. He is Chairman of Channel 5 and RTL Radio. He is also a non-executive director of PartnerRe Ltd., a NYSE-listed global reinsurance company and two media companies listed in France: M6-Métropole Télévision SA and Wanadoo SA.

Sharon Studer [1 3]
Age 52. Joined the board in November 2003. She sits on the audit committee for Oxford University and the Advisory Council for the University of London's QMW Public Policy Group. Previously she was a Partner in KPMG's consulting practice, as well as a Vice President at Knight Ridder and 3Com.

Ian Portal, Company Secretary

1 Member of the audit committee
2 Member of the remuneration committee
3 Member of the nomination committee

Directors' report

The directors of Taylor Nelson Sofres plc submit their annual report for the year ended 31 December 2003.

Principal activities of the group, review of the year and post balance sheet events

A description of the principal activities of the group, together with reviews of the trading results and developments for the year, including the acquisition of NFO WorldGroup, Inc. (NFO), and of future developments are contained in the Chairman's statement, the Chief Executive's statement and the Finance Director's review on pages 20 to 27.

There were no significant post-balance sheet events.

Share capital

Details of movements in the company's issued share capital during 2003 are shown in note 21 to the financial statements. Included in the movement during the year was a private placing for the issue of 39.1 million new ordinary shares of the company, priced at 133 pence per share, which raised £52 million before expenses. Also included was the issue of 11,688,218 new ordinary shares in the company in part payment for the acquisition of NFO; these shares were subsequently sold in the market in December 2003.

Dividends

The directors recommend a final dividend for 2003 of 2.05p per share, payable on 5 July 2004 to shareholders on the register at the close of business on 28 May 2004. The total dividend for the year, including the interim dividend of 0.95p per share paid in 2003, amounts to 3.0p per share (2002 2.6p).

Directors

The directors of the company at the date of this report are as shown on page 65. David Lowden was appointed to the newly-established board position of Chief Operating Officer on 9 October 2003. William Lipner, Sharon Studer and Andy Boland were appointed to the board on 17 July 2003, 12 November 2003 and 12 January 2004, respectively and, in accordance with the articles of association, will retire and offer themselves for election at the annual general meeting. Tony Cowling retires by rotation at the annual general meeting and offers himself for re-election. Details of directors' interests and, in relation to the executive directors only, awards under the share option and long-term incentive plans are given in the remuneration report on pages 73 to 79. There were no changes in the directors' registered interests in the shares of the company during the period from 31 December 2003 to 8 March 2004. No director had any material interest at any time during the year in any transaction of significance in relation to the group's business.

Development activities

The group has a policy of investing in the development of services consistent with the overall group strategy. These investments were controlled by senior management against an annual budget approved by the board.

Substantial shareholdings

As at 2 March 2004, the company had been notified of the following substantial interests (3 per cent or more) in its ordinary share capital:

Shareholder	Holding	%
FMR Corporation and Fidelity International	51,453,631	11.58
Threadneedle Asset Management	46,354,815	10.44
Henderson Global Investors	27,820,233	6.26
HBOS	26,071,362	5.87
Baillie Gifford	19,711,128	4.44
Scottish Widows Investment	18,463,726	4.16
Legal & General Investment Management	14,203,081	3.20

Creditor payment policy

The group's policy is to agree the terms and conditions of transactions with all suppliers in advance and to comply with them, subject to satisfactory performance by the supplier. Taylor Nelson Sofres plc has no trade creditors. The equivalent of 38 days worth of purchases were due to trade creditors of the group at the year-end.

Environmental policy

Given the nature of its activities, the group continues to have a minimal impact on the environment. The directors recognise, however, that the group is a part of a wider community involving employees, shareholders, customers, suppliers and other stakeholders and that group companies have a responsibility to act in a way that respects the environment. Initiatives have been taken, therefore, by many group companies to improve environmental practices. These include effective recycling systems, as well as practices for the efficient use of electricity.

Health and safety

The group aims to provide and maintain a safe environment for all employees, customers and visitors to its premises and to comply with relevant health and safety regulation.

Employee involvement

Full and open communication with employees is a priority for the group whose key asset is its staff. Internal communications are designed to ensure that employees are well informed about the group's strategy and performance, as well as of developments at a group-wide and local level. The Intranet system is available to the majority of employees around the world, supported by print communications. Local employee forums and work councils exist in a number of EU countries and the European Works Council discusses cross-border issues.

Wherever possible, vacancies that arise are advertised internally. Consideration is given to all applications for employment regardless of gender, race, ethnic origin, disability, age, sexual orientation, religious or political beliefs. The group is supportive of the employment and advancement of disabled persons or employees who become disabled during their employment.

The group encourages employee participation in its future through share ownership. During 2003, 3,288,518 ordinary shares were allocated to the Worldwide Employee Sharesave Plan, 8,869,842 share options were awarded under the Executive Share Option Plan, 50,000 share options were awarded under the Long-Term Incentive Plan and 157,781 shares were awarded under the Equity Participation Plan. During the year, the group employed an average of 9,134 people worldwide until the acquisition of NFO in July 2003 and an average of 13,166 people thereafter.

Charitable and political donations

The group continues to support charitable causes and in 2003 donated £16,193 (2002 £17,127). The group made no political donations in 2003 (2002 £nil).

Authority to buy-in shares

Under article 51 of its articles of association the company is empowered to purchase its own shares. The directors consider that the power to make purchases in the market of the company's own shares should be maintained and the necessary special resolution will be proposed at the annual general meeting. This power was not exercised during 2003.

Annual general meeting

The 2004 annual general meeting will be held on 12 May 2004 at 11.30 am at Taylor Nelson Sofres plc, TNS House, Westgate, London, W5 1UA. The notice convening the annual general meeting is contained in a separate circular sent to shareholders with this report.

Auditors

A resolution to reappoint PricewaterhouseCoopers LLP as auditors to the company will be proposed at the annual general meeting.

Statement of directors' responsibilities

Company law requires the directors to prepare financial statements for each financial year that give a true and fair view of the state of affairs of the company and the group and of the profit or loss of the group for that period. In preparing those financial statements the directors are required to:

- select suitable accounting policies and then apply them consistently;
- make judgements and estimates that are reasonable and prudent;
- state whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the financial statements;
- prepare the financial statements on a going concern basis unless it is inappropriate to presume the group will continue in business.

The directors confirm that they complied with the above requirements in preparing the financial statements.

The directors are also responsible for keeping proper accounting records that disclose with reasonable accuracy at any time the financial position of the company and the group and to enable them to ensure that the financial statements comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the company and the group and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

Going concern

The financial statements, which appear in this report, have been prepared on a going concern basis. After making appropriate enquiries, the directors have a reasonable expectation that the group has adequate resources to continue in operational existence for the foreseeable future.

International Financial Reporting Standards (IFRS)

The Council of the European Union announced in June 2002 that listed companies would adopt IFRS, formerly known as International Accounting Standards, from 1 January 2005. The adoption of IFRS will be first reflected in the group's interim report for the six months ending 30 June 2005. The group is in the process of planning for these changes.

By order of the board

Ian Portal
Company Secretary
8 March 2004

Corporate governance

Part one

The board practises good corporate governance and supports the new Combined Code on Corporate Governance, issued by the Financial Services Authority in July 2003 (the Combined Code). The board has decided to report on how it has applied the Combined Code rather than delay reporting until next year, when full adoption of the Combined Code is mandatory.

The company has applied the principles of the Combined Code as follows:

The board

The board comprises the Chairman, Vice Chairman, Chief Executive, Chief Operating Officer and Finance Director, as well as five independent non-executive directors. The non-executive directors, with their broad range of experience, bring an important independent perspective to board decision making.

Tony Cowling chairs the board and Mike Kirkham is Chief Executive. The board has agreed their respective roles and responsibilities, to ensure they are clearly defined and that there are appropriate checks and balances in place. Rob Rowley acts as the senior independent non-executive director.

Biographical information on the board directors is given on page 65.

The board is accountable to shareholders for the group's business operations and affairs. It participates in the establishment of the group's strategy and oversees its implementation. The board is responsible for monitoring the group's financial and operational performance and appropriate risk management. In addition, it ensures that appropriate corporate governance procedures are in place to protect the interests of shareholders and other stakeholders.

The chairman meets regularly with the non-executive directors to consider their views. They constructively challenge and help develop proposals on strategy at meetings specifically set up for the purpose, which are attended by all board members.

There is a formal schedule of matters specifically reserved for decision by the board that includes, inter alia, the approval of long term objectives and commercial strategy, financial statements, major changes to the group's corporate structure, major acquisitions and disposals, dividend payments, expenditure authority levels and treasury and risk management procedures. The following table identifies the number of board and committee meetings held during 2003 and the attendance record of individual directors.

	Board meetings		*Committee meetings*		
	Regular	*Ad hoc*	*Audit*	*Nomination*	*Remuneration*
Number of meetings in year	9	7	3	3	6
Executive directors					
Tony Cowling	9	7	n/a	3	n/a
Mike Kirkham	8	7	n/a	2	n/a
William Lipner[1]	4	2	n/a	n/a	n/a
David Lowden	8	7	n/a	n/a	n/a
Non-executive directors					
Stephan Buck	9	7	3	3	6
Neil Cross	9	6	3	3	6
Rob Rowley	9	7	2	3	6
Rémy Sautter	8	6	n/a	2	5
Sharon Studer[2]	2	1	1	0	n/a

1 appointed on 17 July 2003
2 appointed on 12 November 2003

Independent non-executive directors

The board has determined that all of its non-executive directors are independent. Stephan Buck has been a member of the board for more than nine years and had until 6 April 2003 a consultancy contract for services provided to the company. These factors do not conform to the criteria given in the Combined Code to assist boards in determining whether a director is independent. As allowed by the Combined Code, however, the board has determined that, in its opinion, Stephan Buck is independent. The board believes that he is independent both in opinion and judgement and that he demonstrates this at board meetings, where he actively scrutinises the company's performance. Furthermore, his extensive knowledge of the company and market information industry is of great benefit to board and committee discussions.

The terms and conditions of appointment for each of the non-executive directors are highlighted in the remuneration report.

Information and professional development

The group has a formal induction programme for newly appointed directors to meet key personnel and, on request, major shareholders. On an on-going basis, regular presentations and site visits are given to board members to keep them up-to-date with the group's activities. During the year, some directors attended tailored training programmes, specific to their individual needs and such programmes are available to all board members. The board is also regularly briefed on matters affecting the group's activities, such as significant industry developments, as well as changes to the legal and regulatory environment in which the group operates. Reporting is designed to ensure that management submits all information relevant to board decisions, to board members, in a timely manner prior to each board meeting. There is an agreed procedure whereby all board members may obtain independent professional advice in the furtherance of their duties. Such advice was not sought by any director during 2003. All directors have access to the services of the Company Secretary.

Performance evaluation

Board and committee evaluations were carried out for the first time in 2003 and will be held annually in future. Non-executive director evaluations took the form of questionnaires and interviews conducted by the Chairman, with the Chairman's review led by the non-executive directors. This is followed up by a review of board performance involving all directors.

Retirement by rotation

In accordance with the company's articles of association, executive directors retire by rotation and submit themselves for re-election every three years and non-executive directors every two years.

Board committees

The board has three committees to assist in fulfilling its duties: an audit committee, a nomination committee and a remuneration committee. Terms of reference for each of these committees have been reviewed and approved by the board to take account of the Combined Code. They are posted on the company's website and hard copies are available on request from the Company Secretary.

Audit committee

The audit committee consists of independent non-executive directors, one of whom has recent and relevant financial experience and is chaired by Neil Cross. Its primary responsibilities include monitoring internal control and risk management systems, approving the group's accounting policies, reviewing the interim and annual financial statements before their submission to the board and keeping under review the scope and costs of audit, as well as the nature and extent of non-audit services provided by the auditors.

During the year, the committee reviewed internal business and internal control reports, together with external audit reports. The external auditor attended all audit committee meetings and met separately with the committee's chairman.

The committee has adopted a formal policy for the supply of non-audit services provided by its external auditors. Its aim is to ensure that the independence and objectivity of the auditors is not compromised whilst, at the same time, allowing the company to benefit from their expertise where it is needed. The policy provides that proposals for all non-audit work carried out by the company's external auditors, incurring fees of over £50,000, require the approval of the audit committee. All such proposals need to be accompanied by a written note to the committee, specifying why the work would not compromise the external auditors' independence and objectivity and stating why the external auditors are being recommended for the work. In addition, the policy provides that all other non-audit work carried out for the group by the company's external auditors, which incurs fees of less than £50,000, be reported to the board on a regular basis.

The committee is entitled to take independent professional advice and has full independent powers of investigation and access to information. No such advice was required in 2003.

Nomination committee

The nomination committee comprises four independent non-executive directors, as well as the Chairman and Chief Executive. It is chaired by Stephan Buck. Its role is to review regularly the composition of the board, consider succession planning and nominate to the board, for approval, candidates to fill board vacancies.

Under the board appointment process, led by the nomination committee, it agrees a job specification that takes account of skills analysis of the existing board members. Three specialised external consultancies are asked to tender for the business. The chosen consultancy provides a list of potential candidates, from which the committee agrees a short list. Interviews are held by members of the committee and the successful candidate is recommended for board approval.

Remuneration committee

The composition and responsibilities of the remuneration committee, together with an explanation of how it applies the principles of the Combined Code in setting director remuneration, are included in the remuneration report on pages 73 to 79.

Financial controls and reporting

The group operates a comprehensive system for financial reporting to the board, based on an annual budget and regular forecasts. Financial performance is reported and appraised regularly and the operational management team identifies any new business matters, key

risks facing the operating units and recent acquisitions in its reports. The board approves budgetary expenditure in line with the group's corporate strategy.

Internal control

The board is responsible for ensuring the group has an appropriate system of internal controls. Day-to-day management of those controls is delegated to senior management of the relevant operating units. Each year, all operations perform an assessment of the effectiveness of the internal controls in place in their business, through an internal control questionnaire and report their findings to the group. The group has a business review department which reviews financial, operational, and compliance controls in a number of key businesses. Recommendations are reported to senior management and, ultimately, to the audit committee and board. In 2003 six businesses were visited. In December 2003, on the recommendation of the audit committee, the board agreed that the business review department should also act as the company's internal audit function and approved its terms of reference.

By these mechanisms the board has conducted a review of the effectiveness of the group's system of internal controls for the year ended 31 December 2003. The group's system of internal controls is designed to manage, rather than eliminate, the risk of failure to achieve business objectives and can only provide reasonable and not absolute assurance against material misstatement or loss.

In 2003, the key business, financial, operational and compliance risks facing the group were reviewed and prioritised. The procedures in place to detect risks were addressed and the results were reported to the board.

The board believes that there are appropriate on-going procedures for identifying and evaluating any significant risks faced by the group. These procedures have been in place for the financial year covered by this report and up to the date the annual report and accounts were approved. The procedures comply with the Internal Control Guidance for directors on the Combined Code.

Code of conduct

In 2003, the company established a code of conduct, which employees are required to follow. It provides guidance and assistance on how employees should conduct business throughout the group, including how to manage relationships with the company's stakeholders. Employees are required to report suspected breaches of the code of conduct to the Company Secretary who reports directly to the Chairman.

Dialogue with institutional shareholders

The group has in place a structured programme of communications with shareholders. Executive directors and the Head of Investor Relations meet regularly with existing and prospective institutional investors in the UK, Continental Europe and North America, to provide background information regarding the group and to improve their understanding of the company's business and strategy. In accordance with the requirements of the Listing Rules of the UK Listing Authority, price-sensitive information is released to both institutional and private shareholders at the same time. Group results are announced twice a year and the presentations made to analysts are webcast on the group's website, www.tns-global.com, on the day of announcement.

In addition, both the Chairman and the senior non-executive director communicate with the company's brokers, to keep abreast of institutional shareholders' attitudes to the company. The Chairman and senior non-executive director offer annually to meet with major shareholders to review with them the performance and governance of the group. All non-executive directors are offered the opportunity to attend meetings with major shareholders. Directors are also kept informed of shareholders' views via brokers' briefings and surveys of shareholders' opinion. The annual general meeting provides an opportunity for all shareholders to meet with and question the directors.

During 2003, 12 Regulatory News Service announcements were released, informing the market of acquisitions, financial results and board changes. These announcements, together with current and back issues of annual and interim reports, are available on the group's website.

Pension funds

The group operates a number of pension plans and post-retirement benefit plans for its employees throughout the world. The pensions consist of defined benefit plans and defined contribution plans.

Assets of the pension funds established for the benefit of the group's employees are held separately from those of the group. In the UK these are held under trust by Taylor Nelson Sofres Trustees Limited, the board of which comprises both employee representatives and group board members, in accordance with the requirements of the Pensions Act 1995. In the Netherlands, these are held by Stichting NIPO Pension funds. In the US, the group operates a number of section 401K plans with independent providers, as well as the CMR LLC Union Pension Plan, the assets of which are held under trust by Northwest Bank Minnesota, N.A, together with defined benefit plans sponsored by TNSMI/CMR.

For employees of TNS NFO, there are three active retirement plans. The first is the TNS NFO 401K plan with JP Morgan acting as the trustee. The second is the NFO Research Profit Sharing Plan with KeyBank acting as the trustee, and the third is the NFO Research Pension Plan (defined benefits) with KeyBank acting as the trustee. Details of pension commitments are given on pages 53 to 56.

Annual general meeting

At least 20 working days' notice of the annual general meeting is given to shareholders. All results of proxy votes are read out, made available for review during the meeting and recorded in the minutes of the meeting. The Chairman, executive directors and chairmen of the audit, nomination and remuneration committees aim to attend the annual general meeting and are available to answer questions from shareholders.

Part two

During 2003, the group complied with all the provisions set out in section 1 of the combined code dated June 1998, except to the extent that the notice period in the service contract of Mike Kirkham, the Chief Executive, was two years, as explained in the remuneration report.

The board has embraced the provisions of the Combined Code introduced in July 2003, and has, since then, set about implementing its provisions, as illustrated above. Accordingly, the board now believes that it has the procedures necessary to comply with the new provisions during 2004.

Remuneration report

The remuneration committee comprises four of the non-executive directors as detailed on page 65 and throughout 2003 was chaired by Rob Rowley. All members of the remuneration committee, in both 2003 and 2004, are considered by the board to be independent in corporate governance terms (see the Corporate governance report for information on Stephan Buck). Mike Petch, Group Human Resources Director and Jane Drysdale, Group Compensation and Benefits Director provide support and information to the remuneration committee.

External advice is received from time to time from New Bridge Street Consultants (NBSC), Mercer Human Resource Consultants (Mercer) and ORC Worldwide (ORC) on remuneration matters that affect senior executives. In addition, the group participates in and purchases a number of remuneration surveys, the data from which are used to help formulate remuneration decisions. NBSC, Mercer and ORC provide compensation advice to the human resources team on other remuneration-related matters, but do not undertake tax or audit services, or any other services that may lead to a conflict of interest.

The remuneration committee's role is to advise the board on overall remuneration policy and, on its behalf, to determine the remuneration packages of the executive directors and senior executives. The committee's responsibilities are:

- to ensure that, in determining salary, its policy and practices support business strategy by being competitive and cost-effective;
- to align the interests of executive directors and senior executives with those of shareholders, through the establishment of appropriate short and long-term incentives;
- to determine performance targets applicable to the annual bonus and long-term incentives;
- to ensure that the determination of remuneration packages follows formal and transparent procedures, and that due regard is given to any relevant legal requirements, the provisions and recommendations of the Combined Code and the UK Listing Authority's Listing Rules and associated guidance.

Remuneration policy

The following remuneration principles apply across the group to all employees, including executive directors and senior executives:

- total remuneration should be structured to facilitate the recruitment and retention of key individuals;
- remuneration should be competitive in the local and global market places;
- bonus plans should be in place to encourage delivery against challenging annual financial targets;
- individuals' long-term interests should be aligned with company performance through share option plans and equity participation;
- individuals should have an appropriate balance of salary, short and long-term incentives and benefits within their total remuneration.

In reviewing executive directors' base pay, the committee takes into account external market data supplied by independent professional sources. For competitive benchmarking purposes, the group continues to position itself against companies in the FTSE 250, with a specific focus on those organisations with sector and size similarities. A number of the group's key senior executives are located outside the UK. Total remuneration, therefore, is compared internationally and locally. Whilst it is not currently possible to obtain comparable market research-sector pay data, the company is itself working with ORC and other global market research companies to facilitate the establishment of such a survey. In the meantime, particular regard is given as far as possible to the levels of remuneration in the sectors in which the company competes. The remuneration committee's objective is that cash remuneration is typically positioned at the median of the comparative market place, with high-performing individuals able to increase their total remuneration above the median through their annual bonus plans and incentive arrangements.

The fees of the non-executive directors are a matter reserved for the executive directors. The non-executive directors do not participate in the company's pension, annual bonus or share option plans and fees are paid entirely in cash.

With effect from 1 January 2004 the company changed the fee structure for its non-executive directors, so that remuneration is built up from a base fee, committee membership fees, and committee chairmanship fees, in line with the requirements of the Combined Code. The company currently has no plans to pay part of non-executive directors' fees in shares.

Following the NFO acquisition, integration has been the primary goal for the company, with the aim of creating a harmonised approach to total compensation, including employee benefits. This is seen as essential to facilitate career development and movement of employees and to serve as an attraction and retention tool within the enlarged group. New senior roles have been created and a total review of senior contracts and remuneration is currently underway, for conclusion in 2004.

In the light of the enlarged group and associated broader responsibilities, the committee will be reviewing the overall remuneration package for senior executives in 2004.

Board changes

Following the acquisition of NFO in July 2003, William Lipner, former Chairman and CEO of NFO, joined the board as Vice Chairman. In October 2003, David Lowden was promoted to the newly created board-level role of Chief Operating Officer. The company recruited Andy Boland as the new Finance Director in January 2004, until which time David Lowden held a dual role. Sharon Studer was appointed to the board as a non-executive director on 12 November 2003.

Chairman, Vice-Chairman and executive directors' remuneration elements

Pay mix

Executive directors would normally expect to receive approximately 40 per cent of their total potential direct compensation from base salary, and 60 per cent from variable, performance-linked pay (bonus plus share options), as illustrated below.

Relative pay mix



Tony Cowling
Mike Kirkham
William Lipner
David Lowden
0
20
40
60
80
100
% of total direct compensation
Base salary
Bonus (maximum)
LTIP (maximum)

Note

The expected value of share options has been calculated using a Black-Scholes Multiple of 51 per cent with a discount factor of 17 per cent for the applicable performance conditions. Volatility has been calculated using weekly share prices over the three-year period prior to January 2004, in line with Mercer's standard methodology.

The value of Mike Kirkham's benefits equates to approximately 13 per cent of his base pay and for David Lowden, the benefits value is approximately 9 per cent of base pay. Tony Cowling's benefits are worth approximately 5 per cent of base pay.

William Lipner's (see Board changes above and also refer to the Directors' report) benefits were worth approximately 173 per cent of base pay excluding 401K contributions. William Lipner's contract was due to terminate on 31 December 2003 but it was mutually agreed to extend this date until 31 March 2004 under his existing NFO terms and conditions of employment, with no additional benefits or payments due.

Base pay

This is reviewed annually on 1 January and reflects the rate for the specific role. Base pay increases recognise external pay movements and individual position, and base pay is the only pensionable element of remuneration.

Annual bonus

Executive directors and senior executives have annual cash bonus plans that reward growth in profit and operating margin. Each year's results provide the platform for the next year's target, encouraging a continuous drive for higher levels of performance. In 2004 the bonus potential is a maximum of 100 per cent of base salary for Mike Kirkham and William Lipner, 90 per cent for David Lowden, and 75 per cent for Andy Boland.

David Lowden's bonus maximum has increased from 80 per cent to 90 per cent in the light of his new role and increased responsibilities.

The remuneration committee has recently revised the structure of the bonus plan for the group's senior executives, to be effective for 2004. The financial targets have been broadened and for senior executives, excluding the main board, selective non-financial measures have been included for the first time. The new plan will be rolled out to managing directors and country heads across the group during 2004 and 2005.

Long-term incentives

Long-term incentive arrangements are employed as a performance incentive and as a key retention tool. Executive directors are eligible to participate in the 2001 Executive Share Option Plan, the Equity Participation Plan and, in exceptional circumstances, the Long-Term Incentive Plan. Participation is at the discretion of the remuneration committee, subject to the rules of the plans and within the terms of the agreed remuneration policy.

Mike Kirkham, William Lipner, David Lowden and Andy Boland have the opportunity to be considered for an annual grant of options over shares with a maximum market value, at the time of grant, of two times remuneration.

Pension

Mike Kirkham and David Lowden are members of a money purchase plan governed by an independent trust. The group contributes 8 per cent of salary for Mike Kirkham and 6 per cent of salary for David Lowden. The group will contribute 4 per cent of base salary for Andy Boland in 2004. Tony Cowling's membership of the plan ceased in January 2002.

Under the rules of the 2004 bonus plan, an executive may elect to sacrifice part, or all, of his or her annual bonus and request an enhancement to his or her pension plan in lieu.

In 2003, William Lipner was a member of a non-contributory defined benefit pension plan operated by NFO. The relevant disclosures of this benefit required under the Companies Act and the Financial Service Authority's Listing Rules are set out below:

Age as at 31 December 03	56
Accrued pension[1] as at 31 December 02	$112,752
Increase in accrued pension[1] in year:	
Effect of inflation[2]	$2,142
Increase in excess of inflation	$858
Accrued pension[1] as at 31 December 03	$115,752
Transfer value[3] of accrued pension as at 31 December 02	$740,690
Increase in transfer value[3] of accrued pension during year (net of director's contributions[4])	$106,633
Transfer value[3] of accrued pension as at 31 December 03	$847,323

Normal retirement age under the plan is 65 years. The transfer value (less director's contribution) of the increase in accrued benefit (net of inflation) during the period was $6,281. The above table reflects 12 months' pension. However, William Lipner has only been a director since 17 July 2003.

Notes

1 The accrued pension is the annual payment on retirement based on service and salary as at the end of 2003.

2 Inflation is assumed to be 1.9 per cent based on the US Consumer Price Index for All Urban Consumers for December 2003.

3 The transfer value is the present value of the accrued pension and associated benefits as at 31 December 2003. The transfer value represents a liability of the pension plan and is not a sum due or paid to the director.

4 William Lipner made no contributions to the plan during the period.

Benefits

Executive directors receive both individual permanent and private health insurance, independent financial and taxation counselling, life assurance and health screening benefits. There is no company car benefit for any UK-based director.

William Lipner receives benefits that are relevant to the US. These include 401K plan participation, profit sharing, life assurance, health care, a company car and leisure club membership.

Equity-based incentive plans for employees and executives

TNS' philosophy is that, wherever feasible, TNS employees worldwide should have the opportunity to participate in equity-based incentive and ownership plans. This policy helps the group to align the interests of employees from diverse backgrounds and cultures, to retain and attract key senior executives and to incentivise business growth.

In 2003, the remuneration committee approved the use of approximately 13.2 million shares across all the equity-based plans. Following the acquisition of NFO, key senior executives were granted share options both to retain their key skills within the enlarged group and to incentivise them to deliver high performance during the integration period and beyond.

It is anticipated that approximately 10 million shares will be needed to meet the 2004 long-term incentive plan requirements, and these will be provided through a combination of newly issued and market purchased shares.

The remuneration committee has recommended that executive directors should be encouraged to hold shares in the group and it is planned that this shareholding will be achieved through a policy of retention of a proportion of the shares gained through the options plans.

2001 Executive Share Option Plan (ESP)

Executive directors and selected employees are eligible to participate in the plan at the discretion of the remuneration committee. Annual grants of options may be made over shares worth up to twice the value of an individual's remuneration. Grant levels are subject to the individual's performance and value to the business.

Options are exercisable between three and ten years after grant, subject to the achievement of the following performance conditions:

- for 50 per cent of each grant, growth in adjusted earnings per share (EPS) before goodwill charges must exceed inflation plus an average of 4 per cent per annum over three years; and
- for the remaining 50 per cent, growth in adjusted EPS before goodwill charges must exceed inflation plus an average of 8 per cent per annum over three years.

If performance conditions have not been met after three years, re-measurement will take place annually for up to two further years, using the original year as a fixed base. If performance conditions have not been satisfied at this point, the options will lapse. Fixed-base re-testing is appropriate for this plan, as it is a key retention tool for the group that demands high levels of performance from its participants. EPS was chosen as a suitable performance measure, as it provides a meaningful and clear measure of improvement in the company's financial performance and, as it is disclosed in the accounts, it is transparent to shareholders.

The plan was used in 2003 to grant options to eight senior US executives in the group's media intelligence business, as a replacement plan for an existing contractual entitlement that was not fully aligned with the interests of the group as a whole.

Following the NFO acquisition a number of employees were identified who were considered critical for the integration and development of the enlarged group. These employees were awarded share options under the ESP as a retention and incentive mechanism. Approximately 4.26 million options in total were granted to 77 employees and these vest under the terms of the ESP, which are outlined above.

2001 Equity Participation Plan (EPP)

Executive directors and selected employees are eligible to participate in the plan at the discretion of the remuneration committee. Under the plan, employees may deposit company shares, which they have previously purchased to a market value not exceeding 50 per cent of the individual's base salary in any one year. In return, a matching award is granted over shares with a market value on the day of grant equal to half the pre-tax amount that would have been required by the individual to acquire the deposited shares. A matching award will normally be exercisable between the third and tenth anniversaries of its grant, and is conditional upon the deposited shares being retained and the executive remaining in employment at this time.

The plan has been structured to provide an incentive for executives to build and maintain a shareholding in the company through purchases of shares, thereby creating a clear alignment with shareholders. As the plan is designed to be highly retentive, and the maximum value of matching awards is 25 per cent of gross base pay, it is not the intention of the remuneration committee to attach performance conditions to the matching award at this stage.

In 2003, 16 high-performing, key employees were invited to participate in the EPP. 13 participants accepted this invitation, depositing an average of 21 per cent of base salary in company shares. These will be matched after three years, conditional upon continued employment and the retention of their deposited shares as outlined above.

The company intends to use the EPP again in April 2004, as a retention tool for up to 20 high-performing employees.

Worldwide Employee Sharesave Plan (WESP)

The company continues to operate the WESP that was adopted in 1999 and replaced the Savings Related Share Option Scheme (SRSOS). The plan is a share option plan in which the employee saves from salary, up to a maximum of £150 per month, over a fixed period of time, for a minimum of three years, and is then given the opportunity to purchase fixed price shares, which may sometimes be at a discount to market value, from his or her fund. The group uses the WESP to encourage global ownership of shares by employees.

The WESP will be operated again in 2004, when it will be extended to include former NFO employees. This will require the inclusion of additional countries into the plan.

In 2004, the group will replace the existing WESP operating in the US with the more appropriate and tax-efficient qualified stock purchase plan, the s423 plan. This will allow US employees to benefit from local tax dispensations and encourage increased participation.

Long-term incentive plan (LTIP)

The company's LTIP is used to make awards of shares to selected employees and executive directors in recruitment or acute retention situations, or other exceptional circumstances, at the discretion of the remuneration committee. Awards under the LTIP may be structured as nil cost options or requiring the payment of an exercise price, which is set at the time of the grant.

Performance conditions, set by the remuneration committee, are normally attached to awards. For 2000 and 2001 awards, the real compound annual growth of the group's EPS before goodwill charges over three consecutive financial years must exceed at least 6 per cent. In most cases, the options are only exercisable in full if the rate so calculated is 12 per cent. For most other awards under the LTIP, vesting will occur at the EPS performance hurdles described for the ESP on page 75 above.

Vesting normally occurs after three years and, depending on the year of grant, there are different performance conditions. For awards made under the plan prior to 2001, where 6 per cent and 12 per cent performance hurdles are used, re-testing may occur on a rolling three-year basis throughout the life of the plan. For all awards made under the plan after 2001, where the 4 per cent and 8 per cent performance hurdles are used, fixed-base re-testing may occur after years four and five only.

There is currently only one outstanding award under the LTIP to which no performance measures are attached. This was described in detail in the 2002 remuneration report and is summarised in the table on page 79.

In 2004, the committee intends to make a one-off award of 180,000 nil cost options to David Lowden, with a view to providing compensation for a complex role that is key to the progress of the group. The committee views this grant as important for retention

purposes. The award will be subject to the EPS performance conditions described for the ESP on page 75 above, except that performance will be measured over a five-year period.

Performance graph

This graph illustrates the performance of Taylor Nelson Sofres plc and the FTSE 250 index over the past five years. The company has been a constituent of this index since May 1998 and the directors feel that it is the most meaningful one for comparative purposes.

Value to the end of 2003 of £100 invested in Taylor Nelson Sofres on 31 December 1998, compared with £100 invested in the FTSE Mid 250 Index.



Total shareholder return
at 31 December
400
350
300
250
200
150
100
50
Value £
1998
1999
2000
2001
2002
2003
Taylor Nelson Sofres
FTSE Mid 250 index
Source: Datastream

Service contracts

Directors' service contracts reflect current practice and the specific circumstances of the group. There is typically no fixed term to the contracts (except for William Lipner) and the remuneration committee has agreed that, going forward, notice periods within any new contracts will be 12 months.

In the event of termination, all contractual obligations would be honoured by the company, subject to mitigation. If the contract were terminated without giving proper notice, damages for breach of contract would be salary and any other benefits such as pension contribution, health and life assurance but subject to mitigation by the director. If the contract were terminated with proper notice being given, no damages would be paid. There are no contractual early termination liabilities for any director.

	Contract or appointment date	Date due for election/re-election	Notice period
Executive directors			
Andy Boland	January 2004	May 2004	12 months rolling
Tony Cowling	July 2001	May 2004	12 months rolling
Mike Kirkham	January 1993	May 2006	24 months rolling[1]
William Lipner	July 2003	May 2004	9 months rolling[2]
David Lowden	March 1999	May 2005	12 months rolling[3]
Non-executive directors			
Stephan Buck	April 1992	May 2005	Not applicable
Neil Cross	December 1996	May 2005	Not applicable
Rob Rowley	September 2002	May 2005	Not applicable
Rémy Sautter	November 2002	May 2005	Not applicable
Sharon Studer	November 2003	May 2004	Not applicable

Notes

1 The remuneration committee is in the process of finalising an updated contract for Mike Kirkham, which will reduce his current notice period of 24 months to 12 months with effect from 1 January 2005, in line with the requirements of the Combined Code. Historically, 24 months' notice was considered appropriate based on his performance, position and the date of his original contract.

2 William Lipner received a one-off payment in 2003 of $3.7 million in settlement of an existing change of control liability under his NFO contract. His contract was extended in December 2003 but is due to terminate on 31 March 2004. His NFO terms and conditions of employment include a 9-month termination payment.

3 With effect from 4 March 2004, David Lowden's notice period in the event of change of control was reduced from 24 months to 12 months. Historically, 24 months was negotiated at the start of his contract, and was considered appropriate because of volatility within the market research sector..

Directors' interests in shares of the group

	31 December 2003		31 December 2002 (or date of appointment)	
	Beneficial	**Non-beneficial**	Beneficial	Non-beneficial
Executive directors				
Andy Boland	–	–	–	–
Tony Cowling	**2,253,150**	–	2,815,820	690,130
Mike Kirkham	**342,836**	–	194,654	–
William Lipner	–	–	–	–
David Lowden	**50,000**	–	25,000	–
Non-executive directors				
Stephan Buck	**63,000**	–	63,000	–
Neil Cross	**20,000**	–	20,000	–
Rob Rowley	**5,000**	–	–	–
Rémy Sautter	**5,000**	–	–	–
Sharon Studer	–	–	–	

The following pages, together with the information relating to William Lipner's pension on page 75 comprise the audited part of the remuneration report.

Directors' emoluments

	Note	Salary £000	Bonus £000	Benefits £000	Fees £000	Total **2003 £000**	Total 2002 £000	Money purchase pension plan contributions **2003 £000**	Money purchase pension plan contributions 2002 £000
Executive directors									
Andy Boland	1	–	–	–	–	–	–	–	–
Tony Cowling		263	94	12	–	**369**	333	–	2
Mike Kirkham		347	206	16	–	**569**	496	**28**	26
William Lipner	2	184	100	323	–	**607**	–	–	–
David Lowden	3	297	134	8	–	**439**	380	**18**	16
Non-executive directors									
Stephan Buck	4	–	–	–	59	**59**	102	–	–
Neil Cross		–	–	–	32	**32**	30	–	–
Jacques-Henri David	5	–	–	–	2	**2**	30	–	–
Nick Hodges	6	–	–	–	–	–	33	–	–
Rob Rowley	7	–	–	–	32	**32**	10	–	–
Rémy Sautter	8	–	–	–	30	**30**	4	–	–
Sharon Studer	9	–	–	–	5	**5**	–	–	–
		1,091	534	359	160	**2,144**	1,418	**46**	44

Pierre Weill resigned from the board on 12 June 2001. He has been retained as a consultant to the group for a period of three years from 1 November 2001, in which capacity he receives payments of approximately £300,000 per annum.

Notes

1 Andy Boland was appointed to the board on 12 January 2004.

2 William Lipner was appointed to the board on 17 July 2003. He received matching contributions under the 401K plan (12 months contributions are reflected above). For notes on pension entitlement see Benefits section of remuneration report. £279,000 of William Lipner's benefits reflect a scheduled annual payment of $465,000 payable from the age of 60 to 82, or earlier death. This is funded by a split dollar life insurance policy, to which the company is scheduled to pay annual premiums (refundable when William Lipner reaches age 82 or earlier death) of $461,000 until he reaches 65 years of age.

3 David Lowden reflects his new salary as Chief Operating Officer from 1 October 2003.

4 Fees to Stephan Buck include £27,840 as payment for consulting services to the group.

5 Jacques-Henri David retired from the board on 31 January 2003.

6 Nick Hodges retired from the board on 31 December 2002.

7 Rob Rowley was appointed to the board on 1 September 2002.

8 Rémy Sautter was appointed to the board on 12 November 2002.

9 Sharon Studer was appointed to the board on 12 November 2003.

Directors' interests in share options

	Plan	1 Jan 2003	Granted	Exercised	Lapsed	**31 Dec 2003**	Option price	Market price on grant	Exercise period
Andy Boland		–	–	–	–				
Tony Cowling	WESP	1,687	–	–	1,687	–	200p	267.5p	1 July 2005 – 31 Dec 2005
	WESP	1,973	–	–	1,973	–	171p	242.5p	1 July 2006 – 31 Dec 2006
	WESP	833	–	–	833	–	228p	236p	1 July 2005 – 31 Dec 2005
	WESP	–	10,829	–	–	**10,829**	91p	144.5p	1 July 2008 – 31 Dec 2009
	ESP	80,000	–	–	–	**80,000**	203.5p	205p	30 Jun 2004 – 30 Jun 2008
	LTIP	568,182	–	–	–	**568,182**	95p	141.75p	30 Jun 2001 – 10 Jun 2005
Note 1	LTIP	181,818	–	181,818	–	–	12.125p	136p	30 Jun 2001 – 2 Jun 2005
	LTIP	116,000	–	–	–	**116,000**	Nil	177p	12 Apr 2004 – 1 Jul 2009
Mike Kirkham	SRSOS	3,700	–	–	–	**3,700**	135p	147.5p	1 Jul 2004 – 31 Dec 2004
	WESP	403	–	–	403	–	249.5p	267.5p	1 Jul 2003 – 31 Dec 2003
	WESP	1,808	–	–	–	**1,808**	183p	236p	1 Jul 2007 – 31 Dec 2007
	ESP	200,000	–	–	–	**200,000**	203.5p	205p	30 Jun 2004 – 30 Jun 2008
	ESP	15,000	–	–	–	**15,000**	184p	177p	31 Jun 2005 – 31 Jul 2012
	ESP	285,000	–	–	–	**285,000**	184p	177p	31 Jul 2005 – 31 Jul 2009
	ESP	–	2,352	–	–	**2,352**	102p	102p	4 Apr 2006 – 3 Apr 2013
	ESP	–	147,648	–	–	**147,648**	102p	102p	4 Apr 2006 – 3 Apr 2010
Note 2	LTIP	568,182	–	568,182	–	–	95p	141.75p	30 Jun 2001 – 10 Jun 2005
Note 1	LTIP	181,818	–	181,818	–	–	12.125p	136p	30 Jun 2001 – 2 Jun 2005
William Lipner		–	–	–	–	–			
David Lowden	SRSOS	5,000	–	–	–	**5,000**	135p	147.5p	1 Jul 2004 – 31 Dec 2004
	ESP	150,000	–	–	–	**150,000**	203.5p	205p	30 Jun 2004 – 30 Jun 2008
	ESP	15,000	–	–	–	**15,000**	184p	177p	31 Jul 2005 – 31 Jul 2012
	ESP	185,000	–	–	–	**185,000**	184p	177p	31 Jul 2005 – 31 Jul 2009
	ESP	–	2,352	–	–	**2,352**	102p	102p	4 Apr 2006 – 3 Apr 2013
	ESP	–	197,648	–	–	**197,648**	102p	102p	4 Apr 2006 – 3 Apr 2010
Note 3	LTIP	500,000	–	50,000	–	**450,000**	75p	147.5p	30 May 2002 – 20 May 2006
	EPP	–	39,402	–	–	**39,402**	Nil	189.5p	30 Sep 2006 – 29 Sep 2013
Total		**3,061,404**	**400,231**	**981,818**	**4,896**	**2,474,921**			

Notes

1 The market value of the shares on the date of exercise was 102p.

2 The market value of the shares on the date of exercise was 169.5p.

3 The market value of the shares on the date of exercise was 220.5p.

4 Options granted under the SRSOS and the WESP and matching shares under the EPP are not subject to any performance conditions.

5 Options granted under the ESP are subject to the following performance conditions:

For 50 per cent of the award to vest, the real compound annual growth of the group's adjusted EPS before goodwill charges, over three consecutive financial years must exceed at least 4 per cent. The options are only exercisable in full if the rate so calculated is 8 per cent. Should the exercise conditions not be met, re-testing may occur annually for up to two years, from the original fixed base year.

6 Options granted under the LTIP are subject to the following performance conditions:

For 2000 and 2001 the real compound annual growth of the group's adjusted EPS before goodwill charges, over three consecutive financial years must exceed at least 6 per cent. In most cases, the options are only exercisable in full if the rate so calculated is 12 per cent. Should the exercise conditions not be met, re-testing may occur on a rolling three-year basis throughout the life of the plan. For all other awards (excluding point 7 below), the conditions outlined under note 5 above apply.

7 Options over 116,000 shares were granted for nil consideration to Tony Cowling under the LTIP. No performance conditions were attached to this award, as it represented the final element of compensation payable to him for the change in his role in June 2001.

8 The closing market price of the ordinary shares at 31 December 2003 was 208.0p and the range during the year was 101.5p to 226.75p.

Ian Portal
Company Secretary
8 March 2004

Five year summary

	2003 £m	2002 restated £m	2001 £m	2000 £m	1999 £m
Turnover					
Continuing activities	**805.2**	618.9	582.7	479.3	380.9
Less share of joint ventures	**(15.7)**	(15.7)	(7.6)	–	–
	789.5	603.2	575.1	479.3	380.9
Operating profit before goodwill charges and integration costs					
Continuing activities	**78.6**	58.5	54.2	44.4	34.0
Integration costs	**(9.0)**	–	–	–	–
Goodwill charges	**(23.9)**	(20.2)	(13.7)	(5.4)	(1.4)
Operating profit	**45.7**	38.3	40.5	39.0	32.6
Share of operating profit of joint ventures (after goodwill charges of £0.6m (£0.6m 2002, £0.2m 2001))	**2.2**	1.3	0.8	–	–
Operating profit including joint ventures (before goodwill charges, and integration costs)	**80.8**	59.8	55.2	44.4	34.0
Integration costs	**(9.0)**	–	–	–	
Goodwill charges	**(23.9)**	(20.2)	(13.9)	(5.4)	(1.4)
Operating profit including joint ventures	**47.9**	39.6	41.3	39.0	32.6
Share of operating profit of associates	**0.6**	0.2	–	1.2	0.9
Net interest paid including finance charges	**(16.1)**	(11.2)	(11.7)	(7.8)	(2.4)
Profit before taxation	**32.4**	28.6	29.6	32.4	31.1
Taxation	**(18.0)**	(15.5)	(13.3)	(11.6)	(10.4)
Profit after taxation	**14.4**	13.1	16.3	20.8	20.7
Minority interests	**(1.5)**	(0.7)	(0.4)	(0.3)	(0.4)
Profit for the year	**12.9**	12.4	15.9	20.5	20.3
Dividends	**(13.1)**	(10.0)	(9.0)	(7.8)	(6.5)
Retained (loss)/profit for the year	**(0.2)**	2.4	6.9	12.7	13.8
Net assets employed					
Fixed assets	**484.7**	262.5	286.0	205.9	120.0
Net current (liabilities)/assets	**(63.8)**	(4.7)	9.9	10.7	(17.0)
	420.9	257.8	295.9	216.6	103.0
Long term liabilities	**(294.3)**	(202.5)	(220.6)	(157.8)	(49.2)
Provision for liabilities and charges	**(44.7)**	(23.6)	(32.3)	(22.6)	(30.9)
Net assets	**81.9**	31.7	43.0	36.2	22.9
Basic earnings per share (pence)	**3.1**	3.3	4.3	5.5	5.5
Adjusted earnings per share before goodwill charges and intergration costs (pence)	**10.5**	8.6	8.0	7.0	5.9
Dividends per share (pence)	**3.0**	2.6	2.4	2.1	1.8

The preceding years have been restated to reflect rights issues and discontinued operations. The change in accounting policy disclosed in note 1 has not been reflected in 1999-2001.

Taylor Nelson Sofres plc
TNS House
Westgate
London W5 1UA
United Kingdom

t +44 (0)20 8967 0007
f +44 (0)20 8967 4060
www.tns-global.com

8 April 2004

Dear shareholder

The annual general meeting of Taylor Nelson Sofres plc (the company) will be held at 11.30 am on Wednesday 12 May 2004 at the company's head office at TNS House, Westgate, London W5 1UA.

The resolutions to be considered at the meeting are set out in the notice of meeting. Please read the resolutions and the explanatory information below carefully. If you are in any doubt as to what action to take, you should consult appropriate independent advisers.

Ordinary business

The ordinary business that normally takes place at the annual general meeting is shown in resolutions 1 to 7 in the attached notice of meeting. Details of the directors who will retire at the meeting and who are offering themselves for election or re-election are set out below.

Andy Boland

Finance Director

Age 34. Joined the group and was appointed to the board in January 2004. From 1998 to 2002, he held a number of finance positions at Cordiant Communications Group plc and became Group Finance Director in January 2003. Prior to that he worked in treasury and corporate finance at WPP Group plc, having qualified as a Chartered Accountant in 1995.

Tony Cowling

Chairman

Age 68. A founder member of Taylor Nelson in 1965, he has played a key role in building the company to its present position – initiating many of its major acquisitions and specialist divisions. Became Chief Executive of Taylor Nelson AGB plc in 1989 and Executive Chairman of the merged Taylor Nelson Sofres at the end of 1997. He relinquished his CEO responsibilities in June 2001. Member of the Nomination Committee.

Sharon Studer

Non-executive director

Age 52. Joined the board in November 2003. She sits on the audit committee for Oxford University and the Advisory Council for the University of London's QMW Public Policy Group. Previously she was a Partner in KPMG's consulting practice, as well as a Vice President at Knight Ridder and 3Com. Member of the Audit and Nomination committees.

Special business

The following information explains the special business to be conducted at the meeting.

Authority to issue share capital

Resolutions 8 and 9

The board's present intention of seeking authority to issue further share capital is to facilitate the exercise of options under the share option plans. Resolution 8 provides the necessary means by which this may be achieved.

Resolution 8 seeks approval for the board to allot shares having a value equal to the sum of one third of the nominal value of the issued ordinary share capital as at 24 March 2004 being £7,407,666, plus the nominal value

Appendix
Summary of the Employee Stock Purchase Plan

On 2 March 2004, the company's remuneration committee (the remuneration committee) adopted the Taylor Nelson Sofres plc Employee Stock Purchase Plan (the Plan), subject to shareholder approval, to be effective on or around 5 April 2004. The Plan is intended to provide employees of our US subsidiaries with an opportunity to purchase ordinary shares in the company (the Shares) through payroll deductions. The remuneration committee believes that participation by US employees in the ownership of the company will be to the mutual benefit of such employees and the company.

The Plan is substantially similar to the company's Worldwide Employee Sharesave Plan (the WESP). The company has determined that the WESP will no longer be offered to its US employees and had adopted the Plan because it offers certain tax advantages to US employees that were unavailable under the WESP. Upon the effective date of this Plan, US employees will cease to be eligible for new invitations under the WESP.

The Plan is intended to qualify as an "employee stock purchase plan" under Section 423 of the US Internal Revenue Code of 1986, as amended (the Code), and it is intended to comply with the provisions of Sections 421 and 424 of the Code as well. As such, the Plan and any grants thereunder will be void unless the Plan is approved by the company's shareholders within 12 months of the company's adoption of the Plan.

All employees of the company's US subsidiaries will be eligible to participate in the Plan after they have been employed by a US subsidiary of the company for at least six months other than: (1) individuals who are deemed under the provisions of the Code to own 5 per cent or more of the Company's issued ordinary share capital, or (2) individuals who are on an approved leave of absence that has exceeded 90 days and whose right to re-employment is not guaranteed by either statute or contract. A committee appointed by the board of directors (the board) administers the Plan (the Committee).

The Plan provides that, unless otherwise determined by the Committee, options will be granted once every twelve months (the Offering Period), and are exercisable in the three-month period commencing on the day following the last day of the Offering Period (the Purchase Period). Shares are purchased through accumulations of after-tax payroll deductions made by participants during the Offering Period. The number of shares that a participant will acquire during a Purchase Period is determined by dividing the balance of the participant's account at a date designated by the Committee during the Purchase Period by the purchase price of the shares on such date (rounded down to the nearest whole share). The purchase price per share will be determined by the Committee but will not be less than 85 per cent of the lesser of the closing price per share on the London Stock Exchange (i) at the beginning of the offering period or (ii) on the purchase date. The purchase price will be denominated in pounds sterling. Amounts credited to participants' accounts that are denominated in US dollars during the Offering Period will be converted to pounds sterling at such times and using such exchange rates as determined by the Committee. No participant will be granted an option under the Plan that would permit the participant to purchase shares having an aggregate fair market value of more than US$25,000, as determined when the option is granted, for any calendar year. Any benefits under the Plan are not pensionable.

Participants may end their participation in the Plan at any time prior to the commencement of a Purchase Period by filing a notice of withdrawal. Upon withdrawal, the participant will be paid the amount that has been credited to his or her account under the Plan. If a participant's employment with a US subsidiary of the company terminates, participation in the Plan will cease and any amounts credited to the individual's account will be refunded. However, if the termination of employment is as a result of disability, redundancy or retirement (as determined by the Committee), or the participant dies while in service, any amounts withheld from the participant's salary will be used to purchase Shares during the Purchase Period following the termination of employment (unless a direction to refund amounts credited to the individual's account is received from the participant or his or her representative), and such shares will be distributed to the participant thereafter (or if applicable, to a representative of the participant's estate).

The board has the right to amend, alter, suspend, discontinue or terminate the Plan at any time, except that any amendment that is required to be approved by the shareholders of the company under applicable laws or pursuant to stock exchange rules (including the listing rules of the UK Listing Authority) must be submitted to the shareholders of the company for approval. No such action may materially impair the rights of participants with respect to shares previously purchased without the consent of the participant. Rights under the Plan are generally not transferable.

The aggregate number of shares reserved for purchase under the Plan is 8 million (subject to adjustment for stock splits, stock dividends, reclassifications and certain other events provided in the Plan). However, the maximum percentage of newly issued ordinary share capital which may be allocated to all the company's employee share plans, will not:

a during the 10 year period commencing June 2002 exceed 10 per cent;

b in any one year exceed 1.5 per cent in normal circumstances; and

c at any given time exceed 14 per cent when aggregated with such allocations over the previous 10 years.

Such reserved shares may be made available by the company from either authorised and unissued Shares or shares purchased on the open market (including Treasury Shares).

d the authority hereby conferred shall expire at the conclusion of the next annual general meeting of the company to be held in 2005 or twelve months from the date of the passing of this resolution, if earlier, save that the company may before the expiry of this authority make a contract or contracts to purchase which will or may be executed wholly or partly after such expiry and may make a purchase of ordinary shares pursuant to any such contract.

11 To consider and, if thought fit, to pass the following as an ordinary resolution:

a That the Employee Stock Purchase Plan (the Plan), the principal terms of which are summarised in the Appendix of the accompanying circular and the plan document which is produced to this meeting and signed for the purposes of identification by the Chairman, be and it is hereby approved and the directors be authorised to do all acts and things which they consider expedient for the purposes of carrying the same into effect.

b That the directors be and are hereby authorised to vote and be counted in the quorum on any matter connected with the Plan, notwithstanding that they may be interested in the same (except that no director may be counted in a quorum or vote in respect of his or her own participation) and the prohibition on voting by interested directors contained in the company's articles of association be and is hereby relaxed accordingly.

12 To consider and, if thought fit, to pass the following as an ordinary resolution:

That in accordance with The Companies (Acquisition of Own Shares) (Treasury Shares) Regulations, effective 1 December 2003, the directors be and they are hereby authorised to modify The Executive Share Option Plan, the Equity Participation Plan and the Worldwide Employee Sharesave Plan to the extent necessary to facilitate the transfer of shares out of Treasury.

By order of the board

Ian Portal, Company Secretary
8 April 2004

Notes

1 A shareholder entitled to attend and vote at the meeting is entitled to appoint one or more proxies to attend and, on a poll, vote in his or her stead. A proxy need not be a shareholder of the company.

2 The enclosed proxy form, together with the power of attorney or other authority (if any) under which it is signed, or a notarially certified or office copy of any such power or authority, must be returned to Computershare Investor Services PLC, The Pavilions, Bridgwater Road, Bristol BS13 8FB, as soon as possible and in any event not later than 11.30 am on Monday 10 May 2004. Completion of the proxy does not prevent a shareholder from subsequently attending and voting at the meeting in person if he or she wishes.

3 Copies of the following documents will be available for inspection at the registered office of the company during normal business hours on any weekday, except Saturdays and public holidays, up to and including the date of the annual general meeting. These documents will also be available for inspection at the place of the annual general meeting for at least 15 minutes prior to the meeting and during the meeting:

a the company's memorandum and articles of association;

b the published audited consolidated financial statements of the group for the financial years ended 31 December 2002 and 31 December 2003;

c the service contracts of the directors and the register of directors' and their families interests in the share capital of the company, as required by the rules of the UK Listing Authority;

d a full and complete copy of the Employee Stock Purchase Plan; and

e the draft amended rules of The Executive Share Option Plan, the Equity Participation Plan and the Worldwide Employee Sharesave Plan.

4 In accordance with Regulation 41 of the Uncertificated Securities Regulations 2001, only those shareholders entered in the company's register of members not later than 11.30 am on Monday 10 May 2004 or, if the meeting is adjourned, entered on the company's register of members not later than 48 hours before the time fixed for the adjourned meeting, shall be entitled to attend and vote at the meeting.

5 If you have sold or transferred all of your ordinary shares in the company you should forward this document, together with the accompanying proxy form, to the purchaser or transferee or to the stockbroker, bank or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

of the shares reserved in respect of share options granted under the company's share option plans as at that date. The total number of relevant securities comprised in the authority will be 171,951,032 (equal to £8,597,551), representing 38.7 per cent of the company's issued share capital at such date.

No issue of share capital will be made without the prior approval of shareholders in general meeting, if the effect of the issue were effectively to alter the control of the company.

The authority will lapse at the end of the annual general meeting in 2005, or fifteen months after the resolution is passed, whichever is the earlier.

If approved, resolution 9 will give the board the power to make issues of shares for cash to other than existing shareholders up to a nominal amount of £1,111,150. The total number of equity securities comprised in the authority is 22,223,000, representing 5 per cent of the company's issued share capital as at 24 March 2004. The authority will lapse at the end of the annual general meeting of the company in 2005 or fifteen months after the resolution is passed, whichever is the earlier, except in respect of offers or agreements made before that date.

Approval by shareholders of resolutions 8 and 9 would renew the authorities that are currently in place, which were approved last year and which expire at the end of the 2004 annual general meeting.

Authority to make market purchases of shares

Resolution 10

It is proposed that the company obtain a new authority to purchase its own shares on the London Stock Exchange, replacing the existing authority, which expires at the end of the 2004 annual general meeting. The proposed authority would give the board flexibility to purchase the company's shares as and when it considers most appropriate, subject to the provisions of the UK Listing Authority's model code of dealing. The board will only exercise the power of purchase when satisfied that it is in the best interests of shareholders to do so. Share purchases will either be immediately cancelled or, as permitted following the introduction of the Companies (Acquisition of Own Shares) (Treasury Shares) Regulations 2003, which came into force on 1 December 2003, be held as treasury shares and be either resold for cash, transferred and re-issued for the purposes of or pursuant to one of the company's employee share plans within the company's overall dilution limits, or cancelled.
All purchases would be market purchases made through the London Stock Exchange. Resolution 10 would authorise the purchase of up to a maximum number of 22,223,000 shares, representing 5 per cent of the company's issued share capital.

Approval of the Employee Stock Purchase Plan

Resolution 11

It is proposed to seek shareholders' approval for the Employee Stock Purchase Plan (the Plan), for employees of US subsidiaries. The Plan is substantially similar to the existing arrangements for US employees under the Worldwide Employee Sharesave Plan (the WESP). No further grants would be made under the existing WESP for employees of US subsidiaries.

A summary of the Plan is set out in the Appendix.

Modification of existing share plans to facilitate the use of treasury shares

Resolution 12

It is proposed, in accordance with the requirements of the UK Listing Authority, to seek shareholders' approval to modify the provisions in the company's existing share plans. The Companies (Acquisition of Own Shares) (Treasury Shares) Regulations, which came into force on 1 December 2003, will enable the company to use treasury shares to satisfy entitlements under its share plans.

William Lipner

Previously Chairman and CEO of NFO Worldgroup, Inc. (NFO), Bill joined the board as Vice Chairman in July 2003, following completion of the acquisition of NFO by the company. Bill has played a valuable part in helping to merge the two operations but, since the date of the annual report, has decided to retire from the board at this year's annual general meeting. On behalf of the board, I would like to pay tribute to Bill's achievements in leading NFO for over twenty years, during which time it developed into a major international business. In May, he will become honorary Chairman Emeritus of TNS NFO in the US and we are delighted that his long association with the company can continue in this way.

Shareholder communication

If any shareholder wishing to attend the annual general meeting has any special needs or disabilities, which would make it difficult to attend, please let Ian Portal, the company secretary, know on telephone number 020 8967 1511 or by e-mailing him at Ian.Portal@tns-global.com and appropriate arrangements will be made. The meeting will be held at the company's office at TNS House, Westgate, London W5 1UA, adjacent to the Hanger Lane roundabout. The nearest underground stations are Hanger Lane, on the Central Line or Park Royal, on the Piccadilly Line. Time will be allotted at the annual general meeting for shareholder questions. If there are any questions that you would like answered at the meeting, please let the company secretary know in writing in advance, if possible, to enable the directors to respond in full within the limits allowed by the UK Listing Authority's rules on the release of information. This will not affect your opportunity to raise appropriate questions at the meeting itself.

Action to be taken

Please complete the enclosed proxy form in accordance with the instructions printed on it and return the form to Computershare Investor Services PLC, The Pavilions, Bridgwater Road, Bristol BS13 8FB as soon as possible, but in any event no later than 11.30 am on Monday 10 May 2004. A reply paid envelope is enclosed for your convenience. Completion and return of the proxy form will not preclude you from attending and voting in person at the annual general meeting, if you wish to do so.

Recommendation

The board believes that all of the above proposals are in your company's best interests and are in the interests of shareholders as a whole. The board recommends that shareholders vote in favour of such proposals.

I look forward to welcoming shareholders at the meeting.

Yours sincerely

Tony Cowling
Chairman, 8 April 2004

Notice of annual general meeting 2004

Notice is hereby given that the annual general meeting of Taylor Nelson Sofres plc will be held at 11.30 am on Wednesday 12 May 2004 at TNS House, Westgate, London W5 1UA for the following purposes:

Ordinary business

1 To receive the annual report and accounts of the company for the year ended 31 December 2003.

2 To declare a final dividend for the year ended 31 December 2003.

3 To re-appoint PricewaterhouseCoopers LLP as auditors until the conclusion of the next annual general meeting and to authorise the directors to fix their remuneration.

4 To elect Andy Boland, as a director of the company.

5 To re-elect Tony Cowling, as a director of the company.

6 To elect Sharon Studer, as a director of the company.

7 To approve the directors' remuneration report for the year ended 31 December 2003.

Special business

8 To consider and, if thought fit, to pass the following as an ordinary resolution:
That the directors be and they are hereby generally and unconditionally authorised for the purposes of section 80 of the Companies Act 1985, to exercise all powers of the company to allot relevant securities (within the meaning of that section) up to an aggregate nominal amount of £8,597,551 provided that this authority shall expire fifteen months from the date of this resolution or at the conclusion of the annual general meeting of the company in 2005, if earlier, but the company may before such expiry make an offer or agreement which would or might require relevant securities to be allotted after such expiry and the directors may allot relevant securities in pursuance of such offer or agreement as if the authority conferred by this resolution had not expired.

9 To consider and, if thought fit, to pass the following as a special resolution:
That, subject to the passing of the previous resolution, the directors be and they are hereby empowered pursuant to section 95 of the Companies Act 1985 (the Act) to allot equity securities (within the meaning of section 94 of the Act) for cash pursuant to the authority conferred by the previous resolution as if sub-section (1) of section 89 of the Act did not apply to any such allotment provided that:

a allotments of equity securities in connection with a rights issue shall be made in a manner set out in sub-section (1) of the said section 89 but subject to the directors having the right to make such exclusions or other arrangements as they may deem necessary or expedient in relation to fractional entitlements or legal or practical problems arising under the laws of any territory, or the requirements of any regulatory body or any stock exchange; and

b allotments of equity securities for cash under this authority (otherwise than in pursuance of sub-paragraph (a), above) shall be limited to an aggregate nominal amount of £1,111,150 provided that this authority shall expire at the conclusion of the annual general meeting of the company in 2005, or fifteen months after the passing of this resolution, whichever is the earlier, save that the company may before such expiry make an offer or agreement which would or might require equity securities to be allotted after such expiry and the directors may allot equity securities in pursuance of such offer or agreement as if the authority conferred hereby had not expired.

A reference to allotment of equity securities also includes the allotment of any relevant shares in the company if, immediately before the allotment, the shares were held by the company as treasury shares.

10 To consider and, if thought fit, to pass the following as a special resolution:
That the company be and is hereby generally and unconditionally authorised for the purposes of section 166 of the Companies Act 1985 (the Act) to make market purchases (within the meaning of section 163 of the Act) on the London Stock Exchange of ordinary shares of 5p each in the capital of the company provided that:

a the maximum number of ordinary shares hereby authorised to be purchased is 22,223,000 representing 5 per cent of the company's issued ordinary share capital;

b the minimum price which may be paid for each ordinary share is 5p;

c the maximum price (exclusive of advance corporation tax and expenses) which may be paid for each ordinary share is an amount equal to 105 per cent of the average of the middle market quotations for such shares as derived from the London Stock Exchange Daily Official List for the five business days immediately preceding the date of purchase; and

Proxy form

tns

TNS04

Proxy form for use at the annual general meeting (the AGM) to be held at Taylor Nelson Sofres plc (the company), TNS House, Westgate, London W5 1UA on Wednesday 12 May 2004 at 11.30 am.

Before completing this form please read the explanatory notes below.

I/We appoint the Chairman of the meeting OR the following person (called a proxy) to attend and vote for me/us on my/our behalf at the AGM of the company and at any adjournment thereof. The proxy need not be a member of the company.

If you have selected the Chairman please leave the box blank. Do not insert your own name.

I/We would like the proxy to vote on the resolutions proposed at the meeting as indicated on this form. Unless otherwise instructed, the proxy may vote as he or she sees fit or abstain in relation to any business of the meeting.

* The 'Vote withheld' option is provided to enable you to abstain on any particular resolution, however, it should be noted that a 'Vote withheld' is not a vote in law and will not be counted in the calculation of the proportion of the votes 'For' and 'Against' a resolution.

Signature (please sign in the box above)

Any one joint holder may sign

Date

Kindly note This form is issued only to the addressee(s) and is specific to the class of security and the unique designated account printed hereon. This personalised form is not transferable between different (i) account holders; (ii) classes of security; or (iii) uniquely designated accounts. The issuer and Computershare accept no liability for any instruction that does not comply with these conditions.

Resolutions	For	Against	Vote withheld*
1 To receive the annual report and accounts of the company.	☐	☐	☐
2 To declare a final dividend.	☐	☐	☐
3 To re-appoint PricewaterhouseCoopers LLP as auditors and to authorise the directors to fix their remuneration.	☐	☐	☐
4 To elect Andy Boland as a director.	☐	☐	☐
5 To re-elect Tony Cowling as a director.	☐	☐	☐
6 To elect Sharon Studer as a director.	☐	☐	☐
7 To approve the remuneration report.	☐	☐	☐
8 To authorise allotments of shares.	☐	☐	☐
9 To disapply pre-emption rights.	☐	☐	☐
10 To authorise the company to make purchases of its own shares.	☐	☐	☐
11 To authorise the company to adopt the Employee Stock Purchase Plan.	☐	☐	☐
12 To authorise the amendment of the company's share plan rules.	☐	☐	☐

Note

1 If the shareholder is a corporation, this proxy form must be executed under its common seal or signed on its behalf by an attorney or a duly authorised officer.

2 In the case of joint shareholders, any one of them may sign. The vote of the senior shareholder who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the votes of the other joint holders. For this purpose, seniority will be determined by the order in which the names stand in the register of members in respect of the joint holding.

3 To be valid, this proxy form and, where applicable, the power of attorney or other authority (if any) under which it is signed or a notarially certified copy thereof, must be deposited with Computershare Investor Services PLC, The Pavilions, Bridgwater Road, Bristol BS13 8FB by 11.30 am Monday 10 May 2004 or 48 hours prior to an adjourned meeting.

View Announcement

status list

Announcement Details

Company	Headline	Embargo	Last Update	Add Dist Rep
Taylor Nelson Sofres PLC	Director Shareholding		14:27 15 Apr 04	

Full Announcement Text

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

AVS NO

All relevant boxes should be completed in block capital letters.

1. Name of company TAYLOR NELSON SOFRES plc		2. Name of director MIKE KIRKHAM	
3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest		4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified) MIKE KIRKHAM	
5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)		6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary /non discretionary	
7. Number of shares/amount of stock acquired	8. Percentage of issued class	9. Number of shares/amount of stock disposed	10. Percentage of issued class
11. Class of security	12. Price per share	13. Date of transaction	14. Date company informed
15. Total holding following this notification		16. Total percentage holding of issued class following this notification	

If a director has been granted options by the company please complete the following boxes.

17. Date of grant 14 APRIL 2004	18. Period during which or date on which exercisable 14 APRIL 2007
19. Total amount paid (if any) for grant of the option NIL	20. Description of shares or debentures involved: class, number 48,865 ORDINARY SHARES, 5 PENCE EACH

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise £1 (IN AGGREGATE) NOT PER SHARE	**22.** Total number of shares or debentures over which options held following this notification 704,373

23. Any additional information GRANT OF SHARE OPTIONS UNDER THE TAYLOR NELSON SOFRES EQUITY PARTICIPATION PLAN	**24.** Name of contact and telephone number for queries JUDITH GEORGE, 0208 967 4655 OR 07734 044320

25. Name and signature of authorised company official responsible for making this notification IAN PORTAL, GROUP COMPANY SECRETARY Date of notification 15 APRIL 2004

END

status list

London STOCK EXCHANGE

Help | London Stock Exchange Home

RNS | The company news service from the London Stock Exchange

Last Refreshed At 14:28 Thu, Apr 15 2004 UK Time

Taylor Nelson Sofres RNS Announcement Status List

New RNS Announcement · New RNS Reach Announcement · Templates · Change Password · Refresh · Log Off

Copyback | Unsubmitted | Submitted | RNS Reach | Copyback | Unsubmitted | Submitted

RNS Copyback (Action Required)

RNS No	Company	Headline (Vendor Text)	Embargo	Status	Last Status Update	Add Dist	Replaces	Actions
None								

Back to top of page

RNS Reach Copyback (Action Required)

RNS No	Company	Headline (Vendor Text)	Embargo	Status	Last Status Update	Add Dist	Replaces	Actions
None								

Back to top of page

Unsubmitted RNS

Company	Headline	Embargo	Last Update	Add Dist	Replaces	Actions
Taylor Nelson Sofres PLC	Director Shareholding		16:13 31 Mar 04			Submit | Abandon
Taylor Nelson Sofres PLC	Blocklisting Interim Review		16:44 4 Nov 03			Submit | Abandon

Back to top of page

RNS

RNS No	Company	Headline	Embargo	Status	Last Status Update	Add Dist	Replaces	Actions
6546X	Taylor Nelson Sofres PLC	Director Shareholding		Released	14:27 15 Apr 04			Replace
5151X	Taylor Nelson Sofres PLC	Annual Report and Accounts		Released	16:20 8 Apr 04			Replace
1855X	Taylor Nelson Sofres PLC	Director Shareholding		Released	16:36 31 Mar 04			Replace

Shareholder information

Where can I find the latest information on TNS?

The group's website address is www.tns-global.com.

Group announcements and webcasts of financial presentations are posted on the Investor Centre on the day of their release. Other information of interest to investors, including the latest share price, can also be found there.

How can I find out when the group has made announcements?

You can register on the website to receive email alerts of when announcements become available on the internet.

Who should I contact if I have a question about the company?

For investor enquiries and copies of the annual report, please contact:

Janis Parks
Head of Investor Relations
Taylor Nelson Sofres plc
Westgate, London W5 1UA
Tel +44 (0)20 8967 1584
Fax +44 (0)20 8967 1386
Email: janis.parks@tns-global.com

Where can I find more information, or make enquiries, about my shareholding?

The company's registrar, Computershare Investor Services, has a website containing a range of information, which can be accessed via the TNS Investor Centre at www.tns-global.com or by email to web.queries@computershare.co.uk.

How do I contact the registrar if I do not have internet access?

Please write to:

Computershare Investor Services PLC
P O Box 82, The Pavilions
Bridgwater Road, Bristol BS99 7NH
Tel +44 (0)870 702 0000

All correspondence should refer to Taylor Nelson Sofres plc and include the registered name and address of the shareholder.

Can I receive TNS communications electronically rather than by post?

TNS can notify you electronically when its annual report and notices of general meetings are posted on to the group's website. To register for this free service, go to the Computershare website, which can be accessed via the TNS Investor Centre at www.tns-global.com.

Does TNS have a US listing?

It has a sponsored Level 1 American Depository Receipt (ADR) program, for which The Bank of New York acts as Depository. A Level 1 ADR program is not listed on a US stock exchange and trades in the over-the-counter (OTC) market.

The ADR trading symbol is TYNLY and price quotes can be obtained from www.pinksheets.com.

One ADR represents 15 ordinary shares.

When dividends are paid to shareholders, the Depository makes the equivalent payment in US dollars to ADR holders. For ADR shareholder enquiries, please contact:

Shareholder Relations
The Bank of New York
PO Box 11248, Church Street Station,
New York, NY 10286-1258, USA
Tel +1 610 312 5315
From the USA 1-888-BNY-ADRS (toll free)
Email: shareowner_svcs@bankofny.com
Website: www.adrbny.com.

When and where will the AGM be held this year?

11.30 am on 12 May 2004 at Taylor Nelson Sofres plc, Westgate, London W5 1UA.

What are the other key dates in the TNS 2004 financial calendar?

8 March	2003 results announced
26 May	Ex-dividend date
28 May	Final dividend record date
5 July	Final dividend payable

The 2004 interim results will be announced in September.

Who are the company's advisers?

Auditors

PricewaterhouseCoopers
1 Embankment Place
London WC2N 6RH
Tel +44 (0)20 7583 5000

Stockbrokers

Cazenove
20 Moorgate
London EC2R 6DA
Tel +44 (0)20 7588 2828

Deutsche Bank AG London
1 Great Winchester Street
London EC2N 2DB
Tel +44 (0)20 7545 8000

Bankers

The Royal Bank of Scotland plc
Waterhouse Square
138-142 Holborn
London EC1N 2TH
Tel +44 (0)20 7427 8000

Financial advisers

Deutsche Bank AG London
1 Great Winchester Street
London EC2N 2DB
Tel +44 (0)20 7545 8000

N M Rothschild & Sons Limited
New Court
St Swithin's Lane
London EC4P 4DU
Tel +44 (0)20 7280 5000

Design and production The Workroom *Tel* +44 (0)20 7608 0840 *Email* design@workroom.co.uk *Photography* David Oliver, Tim Barker *Print* the colourhouse

wit

imagination

intelligence

attitude

Taylor Nelson Sofres plc